UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2021

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

EXHIBITS

Exhibit Number

1	Annual report for the year ended December 31, 2020, released on April 8, 2021.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on the Company, its suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	impact of the COVID-19 pandemic, a disease caused by a novel strain of coronavirus known as SARS-CoV-2, on the global economy, the PRC economy and the Company’s operations and financial performance;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: April 9, 2021

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Exhibit 1

china

unicom

unicom’s Got

Talents

CHINA UNICOM (HONG KONG) LIMITED

HKEX:762 | NYSE: CHU

ANNUAL REPORT 2020

Our Talented People

WITH INNOVATIVE M I N D S E T

>240,000 staff members

collaboration with 14 strategic investors (Tencent, Baidu, JD.com, Alibaba, Suning…)

>1,000 members in “5G Application Innovation Alliance”

Human to human, human to thing, thing to thing connections

3 gigabit-networks: 5Gn, Wifi6, Fibre-to-the-home

Our Talented Networks

EMPOWER INNOVATIVE CONNECTIVITY

5Gn-intelligent network

• Super fast speed: >1Gbps

• Massive connectivity: 1 million connected devices per km2 by one 5G base station

• Ultra low latency highly reliable: milli-second

The world’s first and largest 5G co-build co-share network (>380,000 5G base stations) effectively sharpens the edges & return with win-win

Smart city

Smart home

Iot

Autonomous driving

industrial internet

AI

Big Data

Smart healthcare

Iov

Smart education

Edge computing

Our Talented Applications

BRING INNOVATIVE COMPELLING EXPERIENCE

>70 million 5G package subscribers >250 5G lighthouse customers

Cloud computing

5G

Smart culture &tourism

Our Talents Strive

TO ADD VALUE FOR

CUSTOMERS & SHAREHOLDERS

to innovate and share a good smart living to empower business clients to grow and thrive to leverage unrivalled edges to increase revenue and profit

6 Major Events

Forward-looking statements

Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

88 Independent Auditor’s Report

93 Consolidated Statement of Income

94 Consolidated Statement of Comprehensive Income

95 Consolidated Statement of Financial Position

98 Consolidated Statement of Changes in Equity

99 Consolidated Statement of Cash Flows

102 Notes to the Consolidated Financial Statements

186 Financial Summary

188 Corporate Information

2 company profile

3 shareholding structure

4 performance Highlights

8 chairman’s statement

14 Business overview

82 Social Responsibility

80 Human Resources Development

62 Report of the Directors

38 corporate Governance Report

36 Recognition and Awards

24 Directors and Senior Management

18 Financial overview

Contents

Company PROFILE China Unicom (Hong Kong) Limited (the “Company”) was incorporated in Hong Kong in February 2000 and was listed on the New York Stock Exchange (“NYSE”)# and The Stock Exchange of Hong Kong Limited on 21 June 2000 and 22 June 2000 respectively. On 1 June 2001, the Company was included as a constituent stock of the Hang Seng Index. The Company merged with China Netcom Group Corporation (Hong Kong) Limited on 15 October 2008. The Company was one of the “Fortune Global 500” companies for consecutive years, and ranked 290th in “Fortune Global 500” for the year 2020. It was also voted as “Asia’s No.1 Most Honored Telecom Company” for the fifth consecutive year by Institutional Investor. The Company is committed to being a creator of smart living trusted by customers, connecting the world to innovate and share a good smart living, improving the quality of products and services continuously to fulfill customer needs. Future products and services will be developed in a “smart” way. Internet of Things, cloud computing, Big Data and other technologies will be used for the smart processing on data and information. The Company’s telecommunication network covers China and connects to the world. It operates a wide range of services, including mobile broadband, fixed-line broadband, mobile voice, fixed-line voice, ICT, data communications and other related value-added services. As at the end of 2020, the Company had mobile billing subscribers of about 306 million, of which 4G and 5G subscribers CHINA UNITED NETWORK COMMUNICATIONS GROUP COMPANY LIMITED 36.8% 17.9% 100% China Unicom Group Corporation (BVI) Limited 26.4%*** 2 CHINA UNICOM (HONG KONG) LIMITED

of about 270 million, fixed-line broadband subscribers of about 86 million, and fixed-line local access subscribers of about 47 million. As at 31 December 2020, the ultimate parent company of the Company, China United Network Communications Group Company Limited had an effective interest of 52.1% of the shares in the Company through China United Network Communications Limited (“A Share Company”), China Unicom (BVI) Limited and China Unicom Group Corporation (BVI) Limited; the strategic investors, employee restrictive incentive shares and the public shareholders of A Share Company had an effective interest of 27.8% of the shares in the Company through A Share Company’s shareholding in China Unicom (BVI) Limited. The remaining 20.1% of the shares in the Company were beneficially owned by public shareholders. # Based on the Executive Order 13959 issued on 12 November 2020 by the former President of the United States and the guidance by the US Department of Treasury’s Office of Foreign Assets Control, NYSE staff determined to commence proceedings to delist the Company’s ADSs and suspended trading in the Company’s ADSs from 11 January 2021. In order to protect the interests of the Company and its shareholders, on 20 January 2021, the Company filed with the NYSE a written request for a review of the determination by a Committee of the Board of Directors of the NYSE. Please refer to the Company’s announcement dated 21 January 2021 for details. Shareholding STRUCTURE Strategic investors*, employee restrictive incentive shares** and other public shareholders 63.2% CHINA UNITED NETWORK COMMUNICATIONS LIMITED (Issued shares: approximately 31.0 billion shares) 82.1% China Unicom (BVI) Limited 53.5% CHINA UNICOM (HONG KONG) LIMITED (Issued shares: approximately 30.6 billion shares) Public Shareholders 20.1% * In 2017, approximately 10.9 billion shares of China United Network Communications Limited were acquired by the strategic investors introduced by the mixed-ownership reform through non public share issuance and transfer of existing shares. These shares were no longer restricted from sale in November 2020. ** Pursuant to the initial grant of restrictive share incentive scheme, China United Network Communications Limited granted approximately 800 million restricted shares to the core employees, of which, approximately 300 million shares were unlocked in April 2020. *** Excluded the interest regarding the pre-emptive right owned by China Unicom Group Corporation (BVI) Limited in 225,722,791 shares of the Company. As at 31 December 2020 ANNUAL REPORT 2020 3

Performance HIGHLIGHTS

Free cash flow > RMB100 Bil over the past years

Service revenue mix further optimised

INDUSTRY INTERNET REVENUE AS PERCENTAGE OF SERVICE REVENUE

CUMULATIVE FREE CASH FLOW[3,4]
(RMB BIL)



2018
8.7%
2019
12.4%
2020
15.5%
2017
42.9
2018
90.4
2019
116.8

4 CHINA UNICOM (HONG KONG) LIMITED

YoY

Change 2019

4.6%

2020

.51 4.3%

290

.39 –0.2%

303.84 264

.36 –1.6pp

DATA .81 94

FINANCIAL 275 .3%

KEY 35.7% 10

94.14 billions) .33 10.3%

(RMB billions) .1% 11 venue (RMB 34 8%

Re –0. rating Revenue .49 0.370

Ope Service 12 which: 26.4 of

Of billions) 0.408 profit

1 (RMB net venue .2 re of and EBITDA Re 26 , sha

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As billions) ere expe xpenditure ng

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(RMB) billions) befor income ies e

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. Therefore, of the (i.e. fr results a standardised and 2020 lecommunications have s. shareholders a te not in 2019 does companie to equity flow e cash .) which by other fre paid attributable 16 on ntals presented d profit FRS ase re sente IFRS/HK of le repre of lement . profit adoption e 2017

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Exclude flow flow te 3: cash e cash

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4: Calculated

Note

Sustained profit growth

NET PROFIT2

(RMB BIL)

143. 2020 0 10. 2018 20 11. 2019 33 2020 12.49

ANNUAL REPORT 2020 5

January 2020

China Unicom achieved full coverage of 3G/4G/5G networks in Huoshenshan Hospital in a 36-hour uninterrupted construction to support pandemic prevention and control

February 2020

China Unicom provided 5G+ thermal imaging human body temperature screening solutions across the country to firmly build the first line of defense for pandemic prevention and control

April 2020

China Unicom officially released its first MEC (Multi-access Edge Computing) large-scale edge cloud commercial network

China Unicom, China Mobile and China Telecom jointly released

5G Messaging White Paper, expounding the core concept of 5G

Messaging and specifying related business functions and technical requirements 6 CHINA UNICOM (HONG KONG) LIMITED

December 2020

China Unicom fully completed the 100% high-quality migration of cBSS, becoming the first operator in the industry to realise the centralised carrying of all services and all users nationwide

September 2020

China Unicom launched its new corporate brand image in an all-round way and advocated “Innovation walks with Intelligence”

June 2020

China Unicom built the first in-pit 5G commercial network in the country, enabling 5G+ smart mining solutions to enter a new stage of large-scale promotion

May 2020

China Unicom and its partners established an education joint venture “iCloud Wisdom”

China Unicom Guangxi Branch launched operational reform by socialised cooperation

China Unicom announced entering the “Three-Gigabit” era and provided customers with the ultimate experience of a new generation of high-speed Internet access in all scenarios

ANNUAL REPORT 2020 7

Chairman’s Statem WANG XIAOCHU Chairman and Chief Executive Officer Dear Shareholders, In 2020, in the face of the challenges from the complicated internal and external environment, the Company actively supported the pandemic prevention and control, firmly implemented the strategy of focus, innovation and cooperation, and accelerated the comprehensive digital transformation. It endeavored to optimise the ecology of the industry, and achieved remarkable results in the network “co-build and co-share”, achieving growing momentum in operation and development. It further unleashed the power of the mixed-ownership reform and continued to make solid strides on high-quality development. 8 CHINA UNICOM (HONG KONG) LIMITED

OVERALL RESULTS In 2020, the Company registered service revenue of RMB275.8 billion, representing an increase of 4.3% year-on-year, outperforming the industry average of 3.6% while the speed of development continued to lead the industry. The Company’s profitability was steadily improved while quality and efficiency were remarkably enhanced. Profit before income tax amounted to RMB16.0 billion and profit attributable to equity shareholders of the Company amounted to RMB12.5 billion, representing a year-on-year increase of 10.3%. EBITDA1 amounted to RMB94.1 billion. The Company deeply implemented the new development philosophy and adhered to win-win cooperation. It fully implemented “co-build and co-share” of 5G network, further improving the cost efficiency. During the year, with effective control of the investment pace, the capital expenditure amounted to RMB67.6 billion. Free cash flow2 remained strong, reaching RMB37.9 billion. The Company’s financial position was further strengthened and solidified. The Company attached great importance to shareholders’ returns. With due regard to the Company’s profitability, debt and cash flow level and capital requirements for future development, etc., the Board of Directors recommended the payment of a final dividend of RMB0.164 per share, as compared to a dividend of RMB0.148 per share for 2019. Going forward, the Company will continue to strive to enhance its profitability and shareholders’ returns. BUSINESS DEVELOPMENT During the year, the pandemic repeatedly brought challenges to the Company’s operations. However, the prevention of pandemic had accelerated the development of the digital economy. The Company seized the opportunities of development, turned adversity into opportunities, achieving effective pandemic prevention and control with orderly production and operation. The Company actively drove rational and disciplined competition in the market to promote healthy development of the industry. It restored growth in fundamental businesses and continuously enhanced the revenue generation capability in innovative businesses. The customer perception and service levels continued to improve, achieving initial success in high-quality development of the Company.

Persistent in value-oriented operation to further improve the development quality of mobile business The Company actively participated in creating positive industry dynamics, advocating rational competition and sustainable development, and shifting focus from subscriber scale development to subscriber quality and value enhancement. The Company continued its effort in building a digital operating system of marketing and servicing while strengthening Big Data empowerment to drive smart and targeted scenario marketing. By accelerating the offer of innovative products for consumer market and focusing on medical and hygiene, infotainment, sports and healthcare and other key areas, the Company provided customers with rich and diversified terminal experience. The Company provided customers with simplified self-service to improve its service support system. By optimising resource allocation, “cross-region integrated services” was launched to meet the mobility needs of customers, enabling customer satisfaction to continuously improve. Our value-oriented operation delivered fruitful results, as the growth momentum of mobile business further emerged. The mobile service revenue and the billing subscriber ARPU grew sequentially for three consecutive quarters. In 2020, the Company’s mobile service revenue rebounded and reached RMB156.7 billion. The mobile billing subscribers ARPU reached RMB42.1, up by 4.1% year-on-year. Mobile handset data traffic volume grew by 16.5% year-on-year, while the monthly average DOU per handset subscriber reached approximately 9.7 GB. Selling and marketing expenses further decreased, achieving steady pace in quality improvement transformation and the continuous improvement of profitability. ANNUAL REPORT 2020 9

CHAIRMAN ’ S STATEMENT Seizing the window of opportunity to achieve scale breakthrough in 5G business 2020 was the first year for scale development of 5G. The Company seized the opportunities and carried through value-oriented operation and service experience excellence to promote the scale development of 5G business. In consumer market, the Company deployed Big Data analytics for customer segmentation with precise strategy. It promoted online and offline integrated and multidimensional scenario target marketing for 5G business. The Company deeply advanced industry cooperation and created a 5G pan-smart terminal ecosystem integrating “terminal + content + application”, empowering the consumer Internet market development. The Company actively prepared commercial trial of 5G Messaging and developed lightweight portal to improve product competitiveness by adhering to industry collaboration and co-built eco-system. In the government and enterprise market, focusing on areas such as industrial Internet, smart city, medical healthcare and others, the Company successfully built a number of 5G lighthouse projects, garnering over 250 high-quality lighthouse customers, and achieved 5G commercialisation in 2B (To Business) setting. The Company officially released three 5G private network products and built a centralised 5G private network/MEC self-service platform, elevating 5G innovative products and applications to a new level. In addition, leveraging the first-mover advantages in 5G and industry verticals, the Company led in establishing a 5G fund of funds to accelerate the formation of proprietary core competency system. With more than 1,000 members in 5G Application Innovation Alliance, the Company made phased progress in the industry ecosystem construction. During the year, the Company’s 5G package subscribers reached 70.83 million, and the penetration rate of 5G package subscribers reached 23%, which was above industry average of 20%. As 5G network coverage further improves, applications featured by VR/AR games and high-definition 4K/8K video continue to enrich and the terminal penetration continues to increase, the Company will strive to promote the continuous rapid grow of 5G subscribers and effectively drive the sustainable and healthy development of mobile business. Adopting customised strategy based on the geographical features to maintain steady growth of broadband business During the year, leveraging the differentiated advantages of broadband quality and content, the Company firmly grasped the valuable opportunities of rising demand in remote office, online education among others during the pandemic and strengthened integrated operations, achieving steady growth in the fixed-line broadband services. In Northern China, the Company highlighted its broadband quality and service leadership to maintain its business scale. In Southern China, the Company continued to step up cooperation, activated broadband port resources and improved its operating system. Focusing on home market, the Company strengthened value-oriented operation for home users through bundling of smart home products, video and privileges. With Big Data analytics, precision marketing and retention management were powered up and the Company was able to carry out target marketing in key areas, continuously improving operational efficiency. In 2020, the Company’s fixed-line broadband access revenue amounted to RMB42.6 billion, representing an increase of 2.4% year-on-year. Fixed-line broadband subscribers registered a net addition of 2.62 million, reaching a total of 86.10 million subscribers. The penetration rate of the integrated service among fixed-line broadband subscribers reached 64%, representing a year-on-year increase of 5 percentage points. Steadily enhancing proprietary capabilities to consolidate the foundation for innovative business development The C o m p a n y f i r m l y s e i z e d t h e development opportunities of digital industrialisation and industrial digitisation. It actively supported the pandemic prevention and control as well as the resumption of work, production and schooling, with its innovative cloud service models and digital pandemic prevention effort being widely recognised. Focusing on key areas such as smart city, digital government and industrial Internet, the Company promoted the integrated 10 CHINA UNICOM (HONG KONG) LIMITED marketing model of “cloud + smart networks + smart applications” to thoroughly develop application products in key industries. Based on cloud network capabilities, the Company built a “6+N+1” innovative business capability system and proudly released new WO Cloud 6.0, which integrated the capabilities of cloud, Big Data, IoT, artificial intelligence, security and blockchain. The initial establishment of WO Cloud PaaS had been applied in scale in key areas such as smart city and digital government, showing that the research and development, promotion and operation capabilities of the Company’s proprietary products steadily improved. The Company strengthened acquisition of leading and top talents such as CTOs and architects on market-oriented basis, enhancing its proprietary research and development capabilities continuously. During the year, the Company’s revenue from industry Internet business increased by 30.0% year-on-year to RMB42.7 billion, as a percentage of the overall service revenue increased to 15.5%. Among which, revenue from ICT business grew 33.4% year-on-year to RMB13.4 billion; revenue from IDC and cloud computing reached RMB23.4 billion with a year-on-year increase of 26.1%; revenue from the Internet of Things (IoT) and Big Data services reached RMB4.2 billion and RMB1.7 billion respectively, representing a year-on-year growth of 39.0% and 39.8% respectively. Driven by the sound growth of innovative business and fixed-line broadband business, the Company’s fixed-line service revenue reached RMB116.9 billion, up by 10.6% year-on-year. In the future, the Company will speed up addressing the shortcomings of key core cap abilities, promote proprietary technological innovation and continue to carry out in-depth cooperation to achieve win-win with partners. NETWORK CONSTRUCTION Comprehensive promotion of “co-build and co-share” of 5G network continuously improved return The Company executed the new development philosophy, implemented the new infrastructure requirements and built the world’s first and largest “co-build and co-share” 5G network with China Telecom, with the total scale of 5G base stations of 380,000, achieving the coverage scale basically equivalent to that of the leading operator for the first time in history. The “co-build and co-share” initiative resulted in a cumulative saving of network investment of over RMB76.0 billion for both parties. It also significantly reduced network operating costs and greatly shortened the network deployment cycle. At present, the Company realised the world’s first scale commercialisation of Stand-alone network and achieved 100% Network Function Virtualisation (NFV) in 5G core network. During the year, the Company achieved a scale breakthrough in 4G networks “co-build and co-share” with China Telecom by adding 170,000 “co-build and co-share” 4G base stations and saved a total of RMB9.0 billion for both parties in network investment. The Company actively promoted the co-build of optical cables and the co-share of fiber core and cloud infrastructure, significantly improving the network utilisation and efficiency. Precise investment enhanced quality, return and differentiated network edges The Company insisted on focused, precise and value-oriented deployment with iterative investment flexibility, which significantly improved network quality and enhanced network service support capabilities. In mobile network, the Company adhered to the Focus Strategy and “co-build and co-share”. It strived to achieve 4/5G network integration and unified voice carrying by IMS. In fixed-line broadband, the Company continued to maintain its leading position in coverage, speed, user experience and services in Northern China, while focusing on tackling shortcomings and improving capabilities in Southern China. The Company also continued to improve the premium network for government and enterprises customers, deepened the cloud infrastructure and data centers layout, enhancing network competitiveness. The Company stepped up efforts in digital transformation and innovation of network and continued to promote the evolution of network cloudification, further optimising the infrastructure of cloud and network integration. Aligning with the trend of network evolution, the Company systematically promoted the operation system reform of network function, continuously improving the efficiency and effectiveness of network operations. During the year, the Company’s mobile network NPS and fixed-line broadband NPS continued to improve, achieving remarkable results in high-quality network development. MIXED-OWNERSHIP REFORM Achievements and benefits of mixed-ownership reform further emerged and consolidated The Company continued to explore new governance based on mixed-ownership reform and its own resources and edges. It accelerated the promotion of comprehensive digital transformation, introduced the superior resources advantages of strategic investors and partners in the course of its development, consolidating the foundation for mixed-ownership reform and transformation. During the year, the cooperation of the Company with the eco-system progressed steadily. The joint ventures such as Yunlizhihui, Yunjingwenlv, Yundi, Yundun and Smart Steps continued to promote product research and development and iteration upgrade to boost market expansion, significantly increasing the Company’s product capabilities and market shares in areas such as smart city, tourism, industrial Internet, network security and demographic Big Data. The Company also actively deployed new tracks by establishing several strategic cooperation centers and joint laboratories with Baidu, Alibaba and JD to explore 5G application scenarios with artificial intelligence, edge computing and network slicing, etc., creating differentiated competitive advantages brought by resources edges of strategic investors of mixed-ownership reform. ANNUAL REPORT 2020 11

CHAIRMAN’S STATEMENT Improved quality and expanded scope in operational reform had opened a new chapter in comprehensive digital transformation The Company synergistically advanced reform and comprehensive digital transformation. The reform of the operating systems of six professional functions was fully implemented with workflow redesigned and rationalised, empowering digital and innovative operation. During the year, the number of management departments was optimised continuously in the headquarters. The structure of provincial branches was further streamlined and flattened with increasing features of matrix. The Company accelerated the construction of the “five major middle platforms” and historically completed 100% migration to the centralised Business Support System (cBSS), further expanding its leadership brought by the centralised IT system. The Company’s supply chain system pioneered in digital transformation among central State-owned enterprises, and achieved Internet-based transactions of over 80%, remarkably growing operational efficiency and development efficacy. The scope of market-oriented reform of subordinate companies was further expanded and the transformation of operating mechanisms accelerated, continuously releasing the intrinsic energy and vitality of the Company. SOCIAL RESPONSIBILITY AND CORPORATE GOVERNANCE The Company actively leveraged information communication to drive and facilitate the value chain as well as the economic and social development. It also set a positive example in fulfilling economic, environmental and social responsibilities. During the year, facing the sudden pandemic, the Company vigorously delivered communication assurance and smooth network traffic. Leveraging the advantages of new digital technology, the Company supported precise pandemic prevention and control and orderly resumption of work, production and schooling. Unicom Big Data Co., Ltd. was awarded the honorary title of “National Advanced Group in Fighting Against COVID-19”. Capitalising on its network and technological advantages, the Company supported targeted poverty alleviation and accelerated the infrastructure construction such as broadband and 4/5G network, striving to narrow the digital divide in poverty-stricken areas. In addition, the Company adhered to the harmonious symbiosis of human and nature, vigorously promoted green and low-carbon technology, strengthened electromagnetic radiation management and build a green supply chain so as to guard the safety boundary of the natural ecological environment. The Company continued to excel its corporate governance mechanism, enhance execution and strengthen risk management and internal control, in a bid to providing solid support for the sustainable and healthy development of the Company. In 2020, the Company attained a number of accolades, including being awarded “Asia’s Best Corporate Governance Company” by FinanceAsia and voted “Asia’s No. 1 Most Honored Telecom Company” by Institutional Investor for the fifth consecutive year and ranked 286th in “The Forbes Global 2000”. The former US President issued an executive order 13959 (the “Executive Order”) on 12 November 2020, and subsequently the US Department of Treasury’s Office of Foreign Assets Control issued the guidance. The Executive Order and the guidance prohibit any transaction by any US person in publicly traded securities (including, among others, derivatives thereof) of certain Chinese companies, including the Company. The New York Stock Exchange (“NYSE”) staff determined that, based on the Executive Order and the guidance, it commenced the process to delist the Company’s American Depositary Shares (the “ADSs”) and suspended trading in the Company’s ADSs from 11 January 2021. Since its listing on The Stock Exchange of Hong Kong Limited and the NYSE in 2000, the Company has complied strictly with the laws and regulations, market rules as well as regulatory requirements of its listing venues, and has been operating in accordance with laws and regulations. The Company was disappointed by the Executive Order and NYSE decisions, which led to a negative impact on the trading prices of its ordinary shares and ADSs and harmed the interests of the Company and its shareholders. In order to protect the i n t e r e s t s o f t h e Company and its 12 CHINA UNICOM (HONG KONG) LIMITED

shareholders, on 20 January 2021, the Company filed with the NYSE a written request for a review of the determination by a Committee of the Board of Directors of the NYSE. Please refer to the Company’s announcement dated 21 January 2021 for details. The Company will continue to pay close attention to the development of related matters and also seek professional advice and reserve all rights to protect lawful rights of the Company. OUTLOOK Currently, with the rapid development of information technology, we are entering a rapidly changing information era. It is foreseeable that in the near future, ubiquitous connections and rapid transformation arising from intelligentisation and digitisation will profoundly impact the form of social and economic operations. The digital industrialisation and industrial digitisation will give birth to a huge emerging market. At the same time, the risks resulting from the rapid changes in domestic and overseas macro economic environment, the emergence of new industry competitive dynamic and the transformation of new and old growth drivers will bring new challenges to the corporate development in the future. In 2021, facing the complicated changes in the internal and external environment, the Company will firmly grasp the key opportunities for the scale development of 5G, continue to deeply implement the strategy of focus, innovation and cooperation, accelerate the comprehensive digital transformation and focus on shaping the “Five-high” new development edges with high-quality service, high-quality development, highly effective governance, high-tech engine and high-vitality operation. The Company will also adhere to win-win cooperation, actively drive innovation, ignite organisational vibrancy and continuously promote development transformation and upgrade. It will comprehensively improve quality of growth and operational efficiency, in order to create greater value for shareholders, customers and society. Lastly, on behalf of the Board of Directors, I would like to express our sincere gratitude to all shareholders, customers and fellows across society for their support and to all employees for their continuous dedication and contribution along the way! Wang Xiaochu Chairman and Chief Executive Officer Hong Kong, 11 March 2021 Note 1: EBITDA represents profit for the year before finance costs, interest income, share of net profit of associates, share of net profit of joint ventures, other income-net, income tax expenses, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies. Note 2: Free cash flow represents operating cash flow less capital expenditure. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies. ANNUAL REPORT 2020 13

Business OVERVIEW Facing the complex internal and external environment, COVID-19, and other challenges in 2020, China Unicom adhered to its Focus Strategy, actively promoted comprehensive digital transformation, and remained committed to the differentiated operation. The Company strengthened integrated operation led by 5G services to enhance user acquisition capability, thereby actively pushing forward on high-quality and sustainable growth. CHEN ZHONGYUE Executive Director and President 14 CHINA UNICOM (HONG KONG) LIMITED

MOBILE SERVICE In 2020, China Unicom deepened its strategy of “Focus, Innovation and Cooperation”. Led by 5G to drive mobile service growth, China Unicom persisted in the strategy to “promote 5G package nationwide, with focus on 5G terminal penetration and network access rate in key cities”, while seeking for user upgrade from existing customers and expanding the scale in new user market. The Company strived to maintain the competitiveness of its tariff and products and enhanced flexibility on tariff and contract design at provincial level, aiming to drive 5G customers with contracts and bundled services while promoting full coverage of 5G packages on all existing customers. The Company also reinforced 5G core applications to create differentiation. China Unicom carried out scale promotion in Omni-channel by implementing “‘6+X’+1+1” initiative, which centered on 5G differentiated scenarios online and enabled 5G to actively drive traffic. The Company also conducted 5G experience and closed-door terminal sales events on physical channels. On enterprise and government customer front, the Company actively built 5G benchmark demonstration. The Company accelerated concerted development among terminal, network and business, building the interactive drive between service and terminal. The innovative installment credit services on terminals also boosted the business development. In addition, the Company was able to implement refined customer segmentation and offer fit and suitable products based on precise Big Data analytics and deep insight from various scenarios. Centered on 5Gn, the Company also stepped up 5G promotion and brand communication and strengthened selling points of products with “Three-Gigabit”, promoting service upgrade with innovative communications. As at the end of 2020, the number of mobile billing subscribers reached 306 million with a gradual increase in 5G market share and the mobile billing subscribers ARPU stood at RMB42.1. Mobile handset data traffic volume grew by 16.5% year-on-year. FIXED-LINE BROADBAND In 2020, by adhering to the comprehensive coordination of “network + business + operation + service + information” in the development of fixed-line service, led by “Three-Gigabit” and combined with 5G hotspots based on business needs, China Unicom established a market-driven mechanism with network, business and service interaction, thereby comprehensively improved broadband access capabilities and the ability on resource management, achieving the coordinated development of broadband sale and marketing and network deployment. The Company also accelerated the construction of gigabit networks and formulated “Gigabit Broadband Development Plan”, pushing forward the deployment and transformation of gigabit communities focusing high-value regions. Meanwhile, relying on the unconditional acceptance of broadband application, the Company built a digital operation system of “two networks and one middle platform” for home users, thereby optimised resource allocation and promoted highly-efficient governance. In 2020, fixed-line broadband access revenue reached RMB42.56 billion, representing a year-on-year growth of 2.4%. During the year, the number of broadband subscribers increased by 2.617 million to 86.095 million and the broadband access ARPU was RMB41.5. FTTH subscribers penetration reached 86%. INDUSTRY INTERNET In cloud computing, the Company focused on cloud leadership while integrating research and development resources and riding on the organic growth of the innovative business as core driving forces. The Company created new WO Cloud base, new PaaS, and new cloud management product capabilities to build its differentiated edges of being “cloud-network integrated, secure and reliable, private and customised and multi-cloud collaborated”, achieving the scale development strategy of WO Cloud. The Company also built its proprietary core competence of new WO Cloud, focusing on resources, networks, platforms, products and ecology, optimising the layout of its cloud resource pool across the network and well positioning the brand of WO Cloud. In 2020, cloud computing revenue reached RMB3.84 billion, representing a year-on-year growth of 62.7%. In Big Data, the Company formed a product matrix including data application services, data technology services, AI and blockchain, focusing on the key industries such as government affairs, finance, cultural and tourism and transportation. It developed proprietary products such as government big data platform, digital + intelligence + industry + finance platform, smart travel-cultural tourism big data platform and smart factory AI application platform. The Company released “Unicom Chain”, an unified blockchain products and capabilities platform. “Unicom Chain” was connected to the new national blockchain infrastructure “Xinghuo Space”. The Company fulfilled the role as a SOE to support the pandemic prevention and control and assisted in the resumption of work, production and schooling. Our Unicom Big Data Co. Ltd. was named “National Advanced Group in Fighting Against COVID-19”. In 2020, Big Data revenue reached RMB 1.72 billion, representing a year-on-year growth of 39.8% and achieving a market share of 59.4%, ranked first among telecom operators. ANNUAL REPORT 2020 15

BUSINESS OVERVIEW In Internet of Things (IoT), the Company optimised the IoT business system with the drive by 5G, 4G as main force and precise development of NB and achieved the number of connections reaching approximately 240 million. Based on the concept of “network softwarisation, software hardwarisation and hardware as a chip”, the Company strengthened proprietary capability building. The number of connections carried by the Yanfei Zhilian CMP platform exceeded 80 million and the Yanfei Gewu DMP platform had begun its commercial use. In 2020, IoT revenue reached RMB4.22 billion, representing a year-on-year growth of 39.0%. In IT services, the Company grasped the development opportunities of “ New infrastructure”, public governance and industrial digitalisation, focusing on customers such as government units, public service units and large industrial enterprises, and key areas such as smart city, digital government, Big data + IT + Innovation, ITO and 5G innovation, further promoting digital transformation empowerment. The Company also created a “platform + application” product system covering digital infrastructure, cloud-network integration, digital platforms, digital applications, and digital solutions by aggregating its proprietary innovation and core capabilities. The Company’s qualification level further improved and it is the only one among the three operators which obtained the first-level qualification for electrification and intelligentisation. The Company also newly added 7 IT industry qualifications including CS4, ITSS (Level I) and others. During the pandemic, the Company assured the smooth operation of communication network systems in the government, provided a number of digital services such as 5G-based live broadcast and remote meetings for important national conferences and successfully completed with high quality of more than 260 assurance tasks in three major categories. China Unicom System Integration Company Limited ranked 21st in “100 Most Competitive Software & IT Service Company” in China. In 2020, IT services revenue reached RMB13.36 billion, representing a year-on-year growth of 33.4%. NETWORK CAPABILITIES In 2020, the Company deepened the implementation of its strategy of focus, innovation, and cooperation, actively promoted the digital transformation of network and the reform of network operating mechanism. The Company achieved strategic results in the high-quality collaborative development in the industry and network “co-build and co-share”, and continued to strengthen in network service support capabilities to facilitate the Company’s high-quality development. As at the end of 2020, the number of the Company’s 4G base stations reached 1.503 million with 4G population coverage reaching 94% and administrative village coverage reaching 86%. In the fixed-line network, the Company continued to expand network coverage in new regions and stepped up the network upgrade in areas with PON+LAN. The total number of broadband access ports reached 225 million, of which FTTH ports accounted for 88%. The Company continued to optimise its international network deployment. As at the end of 2020, the international submarine cable resource capacity, international Internet outbound capacity and homebound bandwidth reached 52.6T, 4.12T and 3.30T, respectively. The Company’s international roaming services covered 627 operators in 259 countries and regions. MARKETING Branding In 2020, the Company carried out high-quality development and acted out its brand planning by affirming the brand positioning of a warmth smart living along with the slogan “Innovation walks with Intelligence”, which fully renovated the internal and external branding of China Unicom and enhanced the brand value of China Unicom. In promoting 5G, the Company gave full play to the leading role of 5G, continued the effort to communicate the brand philosophy and build and accumulate the 5Gn brand visual assets. While the Company focused on key businesses 16 CHINA UNICOM (HONG KONG) LIMITED and scenarios on publicity campaigns, it also rode promotions on trends, hotspots, events and key festivals. The Company took the lead in launching “Three-Gigabit” products, focusing on the home network service demand, and carried out promotion featuring product benefits and catering regional differences. In the youth market, the Company rejuvenated WO Pi brand, deepened WO Pi’s brand proposition, “Do what I like”, and conveyed the connotation of diversified vitality. By continuously optimising the promotion content and diversifying communication means, the Company received good overall brand development momentum and improved in reputation and brand awareness. Meanwhile, by virtue of the sponsorship of the Winter Olympics, consumers’ perception of the brand further improved. Marketing strategies In 2020, the Company continued to push forward comprehensive digital transformation and carried out “1+3+3” work deployment. Focusing on the development of the four major markets and adhering to the core strategy of “1+4+X” and leading by “Three-Gigabit” products, the Company focused on four fundamental products and realised scale development of smart home products. The Company promoted the full coverage of 5G packages for all customers and strengthened 5G core applications to create differentiation. Segmenting customers based on customer value distribution and spending pattern, the Company refined customer lists and accurately matched customers with appropriate tariffs, products and touchpoints. The Company solidly promoted the “two improvements and two controls” and carried out value-oriented operation for all customers. The Company also innovated the platform-based product portfolio and built an ecosystem for channels by giving full play to the advantages of the business and IT collaboration, consumer market and government and enterprise market collaboration, sought development in segment markets by customer slicing and precise policy implementation. At the same time, the Company strived to improve six key operational capabilities namely, “brand, customers, products, channels, terminals and services” to achieve the improvement of marketing efficiency and facilitating the high-quality development of the consumer market. Marketing Channels I n 2 0 2 0, the Company actively implemented comprehensive digital transformation strategy, leveraged the efficient support of middle platforms, strengthened Omni-channel collaboration and focused on the implementation of “‘6+X’+1+1” project. The Company also accelerated the online to offline integration, building a digital OMO channel operation system which integrate new and existing customer management, service and marketing. In addition, the Company stepped up channel innovation and transformation, vigorously developed online, light touch-point micro-ecology, live broadcast and other new touchpoints, new marketing models and segment markets, thus customer acquisition capability had continuously improved on digital channels. Through fully promoting “100%” satisfaction and actively building a high-traffic APP portal ecosystem, as well as boosting the multidimensional smart push capability, the service capability of digital channels was gradually enhanced. Riding on the middle platforms serving consumer market and the high-traffic APP portal, the Company achieved online and offline resource sharing, the online powered up offline and built an unified delivery tools which pushed forward network and business collaboration, continuously accelerating the digitalisation of channels. Customer Care In 2020, the Company dedicated in promoting service assurance during the pandemic and accelerated digital transformation, achieving continuous improvement in customer experience and service quality. As at the end of the fourth quarter, end-to-end real-time customer experience score improved by 1.52 points. Net Promoter Score (NPS) measuring the reputation of mobile and broadband services improved by 5.5 points and 7.6 points, respectively. As at the end of December, valid complaint rate published by Ministry of Industry and Information Technology (MIIT) decreased by 35.2% year-on-year. PRECISE PANDEMIC CONTROL Since the beginning of 2020, facing the outbreak of COVID-19, the Company has been proactively undertaking social responsibility, assuring the effective communication services delivery and making use of new technologies such as big data, AI and 5G to support a precise pandemic control and resumption of work, production and schooling. The outbreak posed short-term challenges to the Company, including customer acquisition, business development, network deployment and risk of bad debt. However, it also accelerated demand by economy and society for transformation on digitisation, cyberisation and intelligence, thereby creating new opportunities to the Company. Striving to turn adversity into opportunities, the Company accelerated the transformation of Internet-oriented operation, provided innovative communications service offerings, strengthened O 2 O integrated operation and actively promoted new informatisation applications, thereby providing customers with accessible, convenient and highly efficient smart living services. ANNUAL REPORT 2020 17

Financial OVERVIEW OVERVIEW In 2020, the Company continuously deepened the implementation of “Focus Strategy”, total revenue was RMB303.84 billion in 2020, up by 4.6% year-on-year. Service revenue reached RMB275.81 billion, up by 4.3% year-on-year. Net profit1 was RMB12.49 billion, up by RMB1.16 billion year-on-year. In 2020, the Company’s net cash flow from operating activities was RMB105.55 billion. Capital expenditure was RMB67.65 billion. Liabilities-to-assets ratio was 43.6% as at 31 December 2020. REVENUE In 2020, the Company’s revenue was RMB303.84 billion, up by 4.6% year-on-year, of which, service revenue was RMB275.81 billion, up by 4.3% year-on-year due to continuous optimisation of the revenue mix. The table below sets forth the composition of service revenue, and the percentage contribution of each service to total service revenue for the years of 2020 and 2019: 18 CHINA UNICOM (HONG KONG) LIMITED

SERVICE REVENUE (RMB BIL) 275.81 EBITDA2 (RMB BIL) 94.14 NON-VOICE SERVICE REVENUE (RMB BIL) 240.32 2020 2019 As a As a percentage percentage Total of service Total of service (RMB in billions) amount revenue amount revenue Service revenue 275.81 100.00% 264.39 100.00% Include: Voice service 35.49 12.87% 39.48 14.93% Non-voice service 240.32 87.13% 224.91 85.07% Voice Service In 2020, service revenue from the voice service was RMB35.49 billion, down by 10.1% year-on-year. Non-Voice Service In 2020, service revenue from the non-voice service was RMB240.32 billion, up by 6.9% year-on-year. ANNUAL REPORT 2020 19

FINANCIAL OVERVIEW COSTS AND EXPENSES In 2020, total costs and expenses amounted to RMB287.81 billion, up by 4.1% year-on-year. The table below sets forth the items of the costs and expenses and their respective percentage of the revenue for the years of 2020 and 2019: 2020 2019 As a As a Total percentage Total percentage (RMB in billions) amount of revenue amount of revenue Total costs and expenses 287.81 94.73% 276.35 95.12% Operating costs 292.72 96.34% 279.25 96.12% Include: Interconnection charges 10.57 3.48% 11.51 3.96% Depreciation and amortisation 83.02 27.32% 83.08 28.60% Network, operation and support expenses 46.29 15.23% 43.24 14.88% Employee benefit expenses 55.74 18.35% 50.52 17.39% Costs of telecommunications products sold 26.86 8.84% 26.41 9.09% Selling and marketing expenses 30.46 10.03% 33.54 11.55% General, administrative and other operating expenses 39.78 13.09% 30.95 10.65% Finance costs, net of interest income 0.38 0.13% 0.85 0.29% Share of net profit of associates –1.59 –0.52% –1.36 –0.47% Share of net profit of joint ventures –0.79 –0.26% –0.65 –0.22% Other income-net –2.91 –0.96% –1.74 –0.60% 20 CHINA UNICOM (HONG KONG) LIMITED

Interconnection charges The Company was affected by the decline in voice service, the interconnection charges were RMB10.57 billion in 2020, down by 8.2% year-on-year and, as a percentage of revenue, decreased from 3.96% in 2019 to 3.48% in 2020. Depreciation and amortisation Depreciation and amortisation charges were RMB83.02 billion in 2020, down by 0.1% year-on-year and, as a percentage of revenue, decreased from 28.60% in 2019 to 27.32% in 2020. Network, operation and support expenses Network, operation and support expenses were RMB46.29 billion in 2020, up by 7.1% year-on-year and, as a percentage of revenue, increased from 14.88% in 2019 to 15.23% in 2020 mainly due to increase in the tower usage fee, energy consumption cost and rental expenses of premises and equipment. Employee benefit expenses As a result of the improved operating results and increased the introduction of talent pipeline in the meantime, employee benefit expenses were to RMB55.74 billion in 2020, up by 10.3% year-on-year and, as a percentage of revenue, increased from 17.39% in 2019 to 18.35% in 2020. Cost of telecommunications products sold Costs of telecommunications products sold were RMB26.86 billion and revenue from sales of telecommunications products were RMB28.02 billion in 2020. Gross profits on sales of telecommunications products was RMB1.16 billion. Selling and marketing expenses The Company promoted transformation on digitisation and strengthened O2O integrated operation, selling and marketing expenses were RMB30.46 billion in 2020, down by 9.2% year-on-year and, as a percentage of revenue, decreased from 11.55% in 2019 to 10.03% in 2020. General, administrative and other operating expenses General, administrative and other operating expenses were RMB39.78 billion in 2020, up by 28.6% year-on-year, mainly due to the rapid growth of ICT services leading to increased related service costs and increased investment in technical support for innovative businesses. Finance costs, net of interest income Finance costs, net of interest income was RMB0.38 billion in 2020, decreased by RMB0.47 billion year-on-year mainly due to fall in interest-bearing debts. Other income-net Other income-net was RMB2.91 billion in 2020, increased by RMB1.18 billion year-on-year. ANNUAL REPORT 2020 21

FINANCIAL OVERVIEW EARNINGS Profit before income tax In 2020, the Company benefited from continuous enhancement in growth quality and profitability, profit before income tax was RMB16.03 billion, up by 13.1% year-on-year. Income tax

In 2020, the Company’s income tax was RMB3.45 billion and the effective tax rate was 21.5%. Profit for the year

In 2020, the Company’s net profit1 was RMB12.49 billion, increased by RMB1.16 billion year-on-year. Basic earnings per share was RMB0.408, up by 10.3% year-on-year. EBITDA2 In 2020, the Company’s EBITDA was RMB94.14 billion, down by 0.2% year-

on-year. EBITDA as a percentage of service revenue was 34.1%, down by 1.6 percentage points year-on-year. CAPITAL EXPENDITURE AND CASH FLOW In 2020, capital expenditure of the Company totaled RMB67.65 billion, which mainly consisted of investments in mobile network, broadband and data, and infrastructure and transmission network etc. In 2020, the Company’s net cash flow from operating activities was RMB105.55 billion. Free cash flow3 was RMB37.90 billion after the deduction of the capital expenditure. TO ELEVATE SHAREHOLDER VALUE THROUGH QUALITY & EFFICIENCY ENHANCEMENT

Strengthen cash flow management and promote transformation of resources allocation & utilisation to enhance productivity of all essential factors Accelerate operating model transformation, to foster pan-marketing coordinated operation & high quality development

Deepen network & business integration with precise investment to enhance the edges of cloud-network integration

22 CHINA UNICOM (HONG KONG) LIMITED

The table below sets forth the major items of the capital expenditure in 2020: 2020 RMB (in billions) Total amount As percentage

Total 67.65 100.00% Include: Mobile network 38.17 56.42% Broadband and data 10.15 15.01%

Infrastructure and transmission network 11.04 16.32% Others 8.29 12.25%

BALANCE SHEET

The Company’s total assets changed from RMB562.50 billion as at 31 December 2019 to RMB580.62 billion as at 31 December 2020. Total liabilities changed from RMB241.74 billion as at 31 December 2019 to RMB253.10 billion as at 31 December 2020. The liabilities-to-assets ratio changed from 43.0% as at 31 December 2019 to 43.6% as at 31 December 2020. The debt-to-capitalisation ratio decreased from 15.2% as at 31 December 2019 to 12.2% as at 31 December 2020. The net debt-to-capitalisation ratio was 6.0% as at 31 December 2020.

Note 1: Net profit represented profit attribute to equity shareholders of the Company.

Note 2: EBITDA represents profit for the year before finance costs, interest income, shares of net profit of associates, share of net profit of joint ventures, other income-net, income tax expenses, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

Note 3: Free cash flow represents operating cash flow less capital expenditure. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

Strengthen centralised IT operation & data governance to boost overall IT efficiency

Continue to promote value management leveraging innovative revitalisation of operating assets & enhancement of talent performance

ANNUAL REPORT 2020 23

Directors AND SENIOR

WANG XIAOCHU

Chairman and Chief Executive Officer

Aged 62, was appointed in September 2015 as an Executive Director, Chairman and Chief Executive Officer of the Company. Mr. Wang, a professor level senior engineer, graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation, an Executive Director, Chairman and Chief Executive Officer of China Telecom Corporation Limited, Chairman and President of China Telecommunications Corporation, Chairman and a Non-Executive Director of China Communications Services Corporation Limited and a Director of Telefónica S.A.. In addition, Mr. Wang also serves as the Chairman of China United Network Communications Group Company Limited (“Unicom Group”), China United Network Communications Limited (“A Share Company”) and China United Network Communications Corporation Limited (“CUCL”), respectively. Mr. Wang has extensive experience in management and telecommunications industry.

24 CHINA UNICOM (HONG KONG) LIMITED

MANAGEMENT

CHEN ZHONGYUE

Executive Director and President Aged 49, was appointed in February 2021 as an Executive Director and President of the Company. Mr. Chen, a senior engineer, graduated from Shanghai Posts and Telecommunications College in 1990 and received a master degree in economics from Zhejiang University in 1998. Mr. Chen served as Deputy General Manager of China Telecom Zhejiang branch, Managing Director of the Public Customers Department of China Telecom, General Manager of China Telecom Shanxi branch, Vice President of China Telecommunications Corporation, Executive Director and Executive Vice President of China Telecom Corporation Limited. Mr. Chen also serves as a Director and General Manager of Unicom Group, a Director and President of A Share Company as well as a Director and President of CUCL. Mr. Chen has extensive experience in management and the telecommunications industry.

ANNUAL REPORT 2020 25

DIRECTORS AND SENIOR MANAGEMENT

LI FUSHEN

Executive Director

Aged 58, was appointed in March 2011 as an Executive Director of the Company. Mr. Li graduated from the Jilin Engineering Institute in 1988 and received a master’s degree in management from the Australian National University in 2004. Mr. Li served as Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company, General Manager of the Finance Department and the Chief Accountant of China Network Communications Group Corporation, Chief Financial Officer, Executive Director and Joint Company Secretary of China Netcom Group Corporation (Hong Kong) Limited, Vice General Manager and Chief Accountant of Unicom Group and Senior Vice President and Chief Financial Officer of the Company. In addition, Mr. Li also serves as a Non-Executive Director and the Deputy Chairman of the Board of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.), a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee manager of the HKT Trust), a Director of Unicom Group, a Director of A Share Company, as well as a Director of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.

26 CHINA UNICOM (HONG KONG) LIMITED

MAI YANZHOU

Senior Vice President

Aged 52, was appointed in February 2018 as a Senior Vice President of the Company. Mr. Mai, a professor level senior engineer, graduated from Zhengzhou University in 1991 and received a master’s degree in Electronics and Information Engineering from Beijing University of Posts and Telecommunications in 2002. Mr. Mai served as Deputy General Manager of Guangdong Branch of China Network Communications Group Corporation, Deputy General Manager of Guangdong Branch, General Manager of Fujian Branch, as well as General Manager of Liaoning Branch of China Unicom. Mr. Mai served as a Delegate to the 12th National People’s Congress. Mr. Mai also serves as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.), a Non-Executive Director of China Tower Corporation Limited (listed on the Hong Kong Stock Exchange), a Non-Executive Director of China Communications Services Corporation Limited (listed on the Hong Kong Stock Exchange), Vice General Manager of Unicom Group, Senior Vice President of A Share Company as well as Director and Senior Vice President of CUCL. Mr. Mai has extensive experience in management and telecommunications industry.

ANNUAL REPORT 2020 27

DIRECTORS AND SENIOR MANAGEMENT

LIANG BAOJUN

Senior Vice President

Aged 51, was appointed in February 2018 as a Senior Vice President of the Company. Mr. Liang, a professor level senior engineer, graduated from Changchun Institute of Posts and Telecommunications in 1991, received a master’s degree in Engineering from Beijing University of Posts and Telecommunications in 1998 and an executive master’s degree of Business Administration from Tsinghua University in 2006. Mr. Liang served as Deputy General Manager of Beijing Branch of China Telecom Corporation Limited, as well as General Manager of Henan Branch of China Telecommunications Corporation, General Manager of Corporate Informatisation Department, General Manager of Government and Enterprise Customers Department of China Telecommunications Corporation. Mr. Liang also serves as Vice General Manager of Unicom

Group, Senior Vice President of A Share Company, Director and Senior Vice President of CUCL, as well as Director of certain member of the Group. Mr. Liang has extensive experience in management and telecommunications industry.

28 CHINA UNICOM (HONG KONG) LIMITED

ZHU KEBING Executive Director & Chief Financial Officer Aged 46, was appointed in August 2018 as Executive Director and Chief Financial Officer of the Company. Mr. Zhu is a Senior Accountant, graduated from Northeastern University in 1997 and received a Professional Accountancy master’s degree from Chinese University of Hong Kong in 2011. Mr. Zhu previously worked as Deputy Head of the Financial Department, General Manager, Budgeting Controller and Asset Management Controller of the Operation and Financial Department of Baosteel Group Co., Ltd., the Chief Financial Officer, Board Secretary and Supervisor of Baoshan Iron and Steel Co., Ltd., a General Manager of the Industry Finance Development Center of China Baowu Steel Group Corporation Limited, a Director of Shanghai Baosight Software Co., Ltd., General Manager of Hwabao Investment Co., Ltd., a Non-Executive director of China Pacific Insurance (Group) Co., Ltd., Director of Sailing Capital International Investment Fund (Shanghai), Director of Sailing Capital Management Co., Ltd., Director of Siyuanhe Equity Investment Management Co., Ltd. and the Vice President of PE Association of Shanghai etc. Meanwhile, he also serves as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.), a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust), the Chief Accountant of Unicom Group, the Chief Financial Officer and Board Secretary of A Share Company, the Director and the Chief Financial Officer of CUCL, as well as the Directors of certain members of the Group. Mr. Zhu has extensive experience in board secretary, corporate finance and investment management. ANNUAL REPORT 2020 29

DIRECTORS AND SENIOR MANAGEMENT

FAN YUNJUN

Executive Director and Senior Vice President

Aged 48, was appointed in February 2020 as an Executive Director of the Company. Mr. Fan was appointed in January 2019 as a Senior Vice President of the Company. Mr. Fan, a senior engineer, received a doctorate degree of Engineering in Signal and Information Processing from Beijing University of Posts and Telecommunications in 1998. Mr. Fan served as a Director and Vice General Manager of China Mobile Group Beijing Company Limited, the Chairman and Chief Executive Officer of CMPak Limited, the Chairman of China Mobile Hong Kong Company Limited, the Chairman and Chief Executive Officer of China Mobile International Limited, the Chairman and General Manager of China Mobile Group Beijing Company Limited. Mr. Fan also serves as a Vice General Manager and General Counsel of Unicom Group, a Senior Vice President and General Counsel of A Share Company as well as a Director and Senior Vice President of CUCL. Mr. Fan has extensive experience in management and telecommunications industry.

30 CHINA UNICOM (HONG KONG) LIMITED

HE BIAO

Senior Vice President

Aged 49, was appointed in June 2020 as a Senior Vice President of the Company. Mr. He graduated from Xiangtan University in 1993 and received a doctorate degree of Business Administration in 2016. Mr. He served as Deputy General Manager and General Manager of Guangdong Branch of China Unicom as well as Chairman of China Unicom (Guangdong) Industrial Internet Co., Ltd.. Mr. He also serves as a Vice General Manager of Unicom Group, a Senior Vice President of A Share Company as well as a Director and Senior Vice President of CUCL. Mr. He has extensive experience in management and telecommunications industry.

ANNUAL REPORT 2020 31

DIRECTORS AND SENIOR MANAGEMENT

CHEUNG WING LAM LINUS

Independent Non-Executive Director

Aged 72, was appointed in May 2004 as an Independent Non-Executive Director of the Company. Mr. Cheung is an Independent Non-Executive Director of HKR International Limited (listed on the Hong Kong Stock Exchange). Mr. Cheung was a member of the University of Hong Kong Council, Chairman of the Council of Centennial College, a member of the Board of Governors of Centennial College, Chairman of the University of Hong Kong School of Professional and Continuing Education, Chairman of Asia Television Limited, Deputy Chairman of PCCW Limited, an Independent Non-Executive Director of Taikang Life Insurance Company Limited and Sotheby’s, as well as President of the Chartered Institute of Marketing (Hong Kong Region). Prior to the merger of Pacific Century Cyberworks Limited and Hong Kong Telecom Limited, Mr. Cheung was the Chief Executive of Hong Kong Telecom Limited and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung worked at Cathay Pacific Airways for 23 years, leaving as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor’s degree in social sciences and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.

32 CHINA UNICOM (HONG KONG) LIMITED

WONG WAI MING

Independent Non-Executive Director

Aged 63, was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Executive Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the Hong Kong Stock Exchange). Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor’s degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.

ANNUAL REPORT 2020 33

DIRECTORS AND SENIOR MANAGEMENT

CHUNG SHUI MING TIMPSON

Independent Non-Executive Director

Aged 69, was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Chung is a member of the National Committee of the 13th Chinese People’s Political Consultative Conference. He is also the Pro-Chancellor of the City University of Hong Kong. Besides, Mr. Chung is an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel and Investment Company, Limited, China Overseas Grand Oceans Group Limited, China Everbright Limited, China Railway Group Limited, Orient Overseas (International) Limited and Postal Savings Bank of China Co., Limited (all listed on the Hong Kong Stock Exchange). From October 2004 to October 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom Group Corporation (Hong Kong) Limited. Formerly, he was the Chairman of China Business of Jardine Fleming Holdings Limited and the Deputy Chief Executive Officer of BOC International Limited. He was also the Director-General of Democratic Alliance for the Betterment and Progress of Hong Kong, the Chairman of the Advisory Committee on Arts Development, the Chairman of the Council of the City University of Hong Kong, the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority, a member of the Disaster Relief Fund Advisory Committee, an Independent Non-Executive Director of Henderson Land Development Company Limited, Nine Dragons Paper (Holdings) Limited, China Construction Bank Corporation and Jinmao Hotel and Jinmao (China) Hotel Investments and Management Limited, an Independent Director of China Everbright Bank Company Limited and China State Construction Eng. Corp. Ltd. and an Outside Director of China Mobile Communications Corporation. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master’s degree in business administration from the Chinese University of Hong Kong. Mr. Chung also received an honorary doctoral degree in Social Science from the City University of Hong Kong in 2010. Mr. Chung is a fellow member of the Hong Kong Institute of Certified Public Accountants.

34 CHINA UNICOM (HONG KONG) LIMITED

LAW FAN CHIU FUN FANNY

Independent Non-Executive Director

Aged 68, was appointed in November 2012 as an Independent Non-Executive Director of the Company. Mrs. Law is currently a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region (“HKSAR”), a Director of the Fan Family Trust Fund and the Honorary Principal of Ningbo Huizhen Academy. Besides, Mrs. Law is an Independent Non-Executive Director of CLP Holdings Limited, Nameson Holdings Limited, Minmetals Land Limited and China Taiping Insurance Holdings Company Limited (all listed on the Hong Kong Stock Exchange), as well as External Director of China Resources (Holdings) Co., Limited. Mrs. Law served as a Deputy of HKSAR to the National People’s Congress of the People’s Republic of China, Chairman of the Board of Directors of Hong Kong Science and Technology Parks Corporation and an Independent Non-Executive Director of DTXS Silk Road Investment Holdings Company Limited. Prior to her retirement from the civil service in 2007, Mrs. Law was the Commissioner of the Hong Kong Independent Commission Against Corruption. During her 30 years as an Administrative Officer, Mrs. Law has worked in many fields, including medical and health, economic services, housing, land and planning, home affairs, social welfare, civil service, transport and education. Mrs. Law graduated from the University of Hong Kong with an Honours degree in Science, and in 2009 was named an outstanding alumnus of the Science Faculty of the University of Hong Kong. She received a Master degree in Public Administration from Harvard University and was named a Littauer Fellow of Harvard University. She also holds a Master degree in Education from the Chinese University of Hong Kong and is a Fellow of The Hong Kong Institute of Directors.

ANNUAL REPORT 2020 35

Recognition

AND AWARDS

36 CHINA UNICOM (HONG KONG) LIMITED

For more information, please visit the Company’s website at www.chinaunicom.com.hk

ANNUAL REPORT 2020 37

Corporate Governa

REPORT

China Unicom (Hong kong) Limited

Annual General Meeting

38 CHINA UNICOM (HONG KONG) LIMITED

The Board is committed to high standards of corporate governance and recognises that good governance is vital for the long-term success and sustainability of the Company’s business. As a company incorporated in Hong Kong, the Company adopts the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), the Securities and Futures Ordinance of Hong Kong and other related laws and regulations as the basic guidelines for the Company’s corporate governance. As a company dual-listed in Hong Kong and the United States, the current articles of association are in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the regulatory requirements for non-U.S. companies listed in the United States. These rules serve as guidance for the Company to improve the foundation of its corporate governance, and the Company strives to comply with the relevant requirements of international and local corporate governance best practices. The Company has regularly published statements relating to its internal control in accordance with the U.S. Sarbanes-Oxley Act and the regulatory requirements of the United States Securities and Exchange Commission and the New York Stock Exchange to confirm its compliance with related financial reporting, information disclosure, corporate internal control requirements and other regulatory requirements. The Board is responsible for performing overall corporate governance duties. The Company has adopted a Corporate Governance Practice which sets out the key terms of reference of the Board on corporate governance functions, including, amongst others, developing and reviewing the Corporate Governance Policy and corporate governance practices of the Company; reviewing and monitoring the training and continuous professional development of Directors and senior management; reviewing and monitoring the Company’s policies and practices on compliance with legal and regulatory requirements; developing, reviewing and monitoring the code of conduct and compliance manual applicable to employees and Directors; and reviewing the Company’s compliance with the Code.

In 2020, the Company’s continuous efforts in corporate governance gained wide recognition from the capital markets and the Company was accredited with a number of awards. The Company was voted as “Asia’s No.1 Most Honored Telecom Company” for five years in a row in “2020 All-Asia Executive Team” ranking organised by the authoritative financial magazine, Institutional Investor. Meanwhile, the Company was also honored with “Asia’s Best CEO (Telecoms)”, “Asia’s Best CFO (Telecoms)”, “Asia’s Best ESG (Telecom)” and “Asia’s Best IR Team”. The Company was voted by professional investors as “Best Corporate Governance in Asia” and “Best Managed Company in China” in “Asia’s Best Managed Companies Poll 2020” by FinanceAsia. The Company was award “Most Outstanding Company in Asia—Telecommunication Services Sector” and “Overall Most Outstanding Company in Hong Kong” in the “Asia’s Outstanding Companies Poll 2020” organised by Asiamoney. The Company was awarded “Asia’s Best CSR”

by Corporate Governance Asia. The Company was voted as “Best Overall Investor Relations (Large Cap)”, “Best in Communications Sector” and “Best in Hong Kong” at “IR Magazine Awards — Greater China 2020”. The Company was accredited with “Gold Award — Excellence in Environmental, Social, and Governance” in “The Asset ESG Corporate Awards 2020”.

The Corporate Governance Code (the “Code”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) provides for code provisions (the “Code Provisions”) and recommended best practices with respect to (i) Directors, (ii) remuneration of Directors and senior management and evaluation of the Board of Directors (the “Board”), (iii) accountability and audit, (iv) delegation by the Board, (v) communication with shareholders and (vi) company secretary. Other than the disclosures made in the section headed “Board of Directors” below, the Company confirms that for the year ended 31 December 2020, it complied with all the Code Provisions.

ANNUAL REPORT 2020 39

CORPORATE GOVERNANCE REPORT

BOARD OF DIRECTORS

To serve the best interests of the Company and its shareholders, the Board is responsible for reviewing and approving major corporate matters, including, amongst others, business strategies and budgets, major investments, capital market operations, as well as mergers and acquisitions. The Board is also responsible for monitoring risk management and internal control, reviewing environmental, social and governance strategies, reviewing and approving the announcements periodically published by the Company regarding its business results and operating activities.

In order to achieve a sustainable and balanced development, the Company views Board diversity as a key element for supporting its strategic goals and maintaining sustainable development. The Board membership maintains wide representation. Members of the Board consist of outstanding individuals from different professions. Currently, the Board comprises nine Directors, including five executive Directors and four independent non-executive Directors. Particulars of the Directors are set out on pages 24 to 35 of this annual report. The Company believes that the Board currently comprises experts from diversified professions such as telecommunications, technology, banking, finance, investment and management, and is diversified in terms of gender, age, duration of service, educational background, professional experience, etc., which contributes to the enhanced management standard and more regulated operation of corporate governance of the Company, and results in a more comprehensive and balanced Board structure and decision-making process.

The below sets out the analysis of the current composition of the Board:

DESIGNATION

5 Executive Directors 4 Independent Non-Executive    Directors

GENDER

8 male 1 female

AGE GROUP

3 45-54 3 55-64 3 >65

DURATION OF SERVICE (YEARS)

3 <5 3 6-10 3 >10

40 CHINA UNICOM (HONG KONG) LIMITED

The roles and responsibilities of the Chairman and the Chief Executive Officer of the Company were performed by the same individual for the year ended 31 December 2020. The Company considers that, as all major decisions are made by the Board and relevant Board Committees after discussion, through supervision by the Board and the independent non-executive Directors together with effective internal control mechanism, the Company has achieved a balance of power and authority. In addition, the same individual performing the roles of the Chairman and the Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution, effectively capturing business opportunities.

All independent non-executive Directors of the Company possess good knowledge and experience in different areas. They have been making positive contributions to the development of the Company’s strategies and policies through independent, constructive and informed advices. They have maintained close contact with the management and actively express constructive opinions on matters relating to the shareholders and the capital market at board meetings. These views and opinions facilitate the Board in making their decisions in the shareholders’ best interests. All independent non-executive Directors, except for their equity interests and remuneration disclosed in this annual report, do not have any business with or financial interests in the Company, its holding company or subsidiaries, and have confirmed their independence to the Company. The functions of non-executive Directors include, amongst other things, attending board meetings, exercising independent judgements at meetings, playing a leading role in resolving any potential conflicts of interest, serving on committees by invitation and carefully examining whether the performance of the Company has reached the planned corporate targets and objectives, and monitoring and reporting on matters relating to the performance of the Company. With respect to the nomination and appointment of new directors and senior management members, the Nomination Committee would, after considering the Company’s need for new directors and/or senior management members, identify a wide range of candidates from within the Company and the human resources market and make recommendations to the Board. The Nomination Committee will consider candidates on merit against objective criteria and with due regard to the benefits of diversity on the Board. After having obtained the consent from candidates in relation to the relevant nomination and based on the Company’s actual needs, the Board would convene a meeting, attendees of which include non-executive Directors, to consider the qualifications of the candidates. The Directors of the Company (including non-executive Directors) are not appointed for a specific term but are subject to retirement by rotation at general meetings pursuant to the Company’s articles of association and at least once every three years.

Every newly appointed Director is provided with a comprehensive, formal and tailored induction on appointment, including but not limited to the “Guidelines on Directors’ Duties” published by the Hong Kong Companies Registry and the “Guidelines for Directors” published by the Hong Kong Institute of Directors. Directors have fiduciary responsibilities to the company. They must not exercise their powers for improper purposes. They must not use the company’s opportunities to serve their own interests. Their personal interests are not allowed to conflict with the company’s interests, and they must not abuse the company’s assets. The Director would subsequently receive all briefing and professional development necessary to ensure that he/she has proper understanding of the Company’s operations and businesses, full understanding of his/her responsibilities under the statutes, the common law, the Listing Rules, applicable legal and regulatory requirements, and the Company’s business and corporate governance policies. Furthermore, formal letters of appointment setting out the key terms and conditions of the Directors’ appointment will be duly prepared.

ANNUAL REPORT 2020 41

CORPORATE GOVERNANCE REPORT

Directors’ training is an ongoing process. The Company regularly invites various professionals to provide trainings on the latest changes and development of the legal and regulatory requirements as well as the market and/or industrial environment to Directors. In 2020, the Directors as at 31 December 2020 have participated in various training and continuous professional development activities and the summary of which is as follows:

Types of training

Executive Director

Wang Xiaochu (Chairman) A, B

Li Fushen A, B

Zhu Kebing A, B

Fan Yunjun A, B

Independent Non-Executive Director

Cheung Wing Lam Linus A, B

Wong Wai Ming A, B

Chung Shui Ming Timpson A, B

Law Fan Chiu Fun Fanny A, B

A: attending relevant seminars and/or conferences and/or forums; delivering speeches at relevant seminars and/or conferences and/or forums

B: reading or writing relevant newspapers, journals and articles relating to general economy, general business, telecommunications, corporate governance or directors’ duties The remuneration package for executive Directors includes salary and performance-linked annual bonuses. The remuneration of executive Directors is determined by reference to their respective duties and responsibilities in the Company, their respective experience, prevailing market conditions and applicable regulatory requirements while the award of the performance-linked annual bonuses is tied to the attainment of key performance indicators or targets set by the Company. The remuneration of non-executive Directors is determined by reference to prevailing market conditions and their respective responsibilities and workload from serving as non-executive Directors and members of the board committees of the Company. The Company also adopted share option scheme for the purpose of providing long term incentives to eligible participants, including Directors (details of such share option scheme are set out in the paragraph headed “Share Option Scheme of the Company” on pages 64 to 65 of this annual report). The remuneration for each Director and the remuneration of senior management by band are disclosed on pages 135 to 136 of this annual report. In addition to the remuneration, the Company has arranged appropriate insurance coverage in respect of legal action against the Directors.

42 CHINA UNICOM (HONG KONG) LIMITED

The Board has provided clear guidelines for delegation of powers and responsibilities to management. However, certain important matters must be decided only by the Board, including, but not limited to, long- term objectives and strategies, annual budget, initial announcements on quarterly, interim and final results, dividends, major investments, equity-related capital market operations, mergers and acquisitions, major connected transactions and annual internal control evaluation. The arrangements on delegation of powers and responsibilities to management are reviewed by the Board periodically to ensure that they remain appropriate to the needs of the Company.

The Board convenes meetings regularly and all Directors have adequate opportunity to be present at the meetings and to include matters for discussion in the meeting agenda. Notices of regular board meetings are delivered to the Directors at least 14 days in advance of the meetings. The Company delivers, on a best endeavor basis, all documents for regular board meetings to the Directors at least one week prior to the meetings (and ensures that all documents are delivered to the Directors no less than three days prior to the regular meetings as required by the Code Provisions).

The Company Secretary, being an employee of the Company, has day-to-day knowledge of the Company’s affairs and reports to the Chairman of the Board. He keeps close contact with all Directors and ensures that the operation of the Board and all board committees is in compliance with the procedures as set forth in the Company’s articles of association and the charters of the board committees. Additionally, the Company Secretary is responsible for compiling and regularly submitting draft minutes of board meetings and committee meetings to the Directors and committee members for their comment, and final versions of minutes for their records, within a reasonable time after the relevant meetings. Each Director may obtain advice from and the services of the Company Secretary to ensure that board procedures, and all applicable rules and regulations, are followed. Physical board meetings will be held for the selection, appointment or dismissal of the Company Secretary. To ensure the possession of up-to-date knowledge and market information to perform his duties, the Company Secretary attended sufficient professional training in 2020.

The Directors may, upon request, obtain independent professional advice at the expense of the Company. In addition, if any substantial shareholder of the Company or any Directors has significant conflicts of interest in a matter to be resolved, the Board will convene a board meeting in respect of such matter and those Directors who have conflicts of interest must abstain from voting and will not be counted in the quorum of the meeting.

All Directors are required to devote sufficient time and attention to the affairs of the Company. A culture of openness and debate are promoted in the Board and the Directors are encouraged to express their views and concerns. The Company provides monthly operating update to the Directors, so as to ensure the Directors are familiar with the Company’s latest operations. In addition, through regular board meetings and reports from management, the Directors are able to clearly understand the operations, business strategy and latest development of the Company and the industry. Besides formal board meetings, the Chairman also meets annually with independent non-executive Directors, without the presence of other Directors, which further promotes the exchange of diversified views and opinions. In order to ensure that all Directors have appropriate knowledge of the matters discussed at the meetings, adequate, accurate, clear, complete and reliable information regarding those matters is provided in advance and in a timely manner, and all Directors have the right to inspect documents and information in relation to matters to be decided by the Board. The Directors have frequently visited various branches in Mainland China to gain better understanding of the Company’s daily operations. In addition, the Company has arranged relevant trainings for the Directors (which include training sessions conducted by professional advisers, such as lawyers and accountants, from time to time) in order to broaden their knowledge in the relevant areas and to improve their understanding of the Company’s business, legal and regulatory requirements and the latest operational technologies. The Board also conducts annual evaluation of its performance. Such efforts have improved the corporate governance of the Company.

In 2020, the Board held four board meetings and passed two written resolutions for, amongst other things, discussion and approval of important matters such as the 2019 annual results, the 2019 Form 20-F, the 2020 annual budget, the 2020 interim results, the first and the first three quarters results for 2020, corporate social responsibility report, reports on risk management and internal control as well as the appointment of executive Director and senior vice president.

ANNUAL REPORT 2020 43

CORPORATE GOVERNANCE REPORT

Set forth below is an overview of the attendance during the year of 2020 by the Board members at various meetings:

	Meetings Attended/Held				
	Board Meeting	Audit Committee Meeting	Remuneration Committee Meeting	Nomination Committee Meeting	Shareholders Meeting
Executive Directors					
Wang Xiaochu *(Chairman)*	4/4	N/A	N/A	1/1	1/1
Li Guohua[1]	N/A	N/A	N/A	N/A	N/A
Li Fushen	4/4	N/A	N/A	N/A	1/1
Shao Guanglu[2]	N/A	N/A	N/A	N/A	N/A
Zhu Kebing	4/4	N/A	N/A	N/A	1/1
Fan Yunjun[3]	4/4	N/A	N/A	N/A	1/1
Non-Executive Director					
Cesareo Alierta Izuel[4]	0/2	N/A	N/A	N/A	N/A
Independent Non-Executive Directors					
Cheung Wing Lam Linus	4/4	4/4	1/1	N/A	1/1
Wong Wai Ming	4/4	4/4	1/1	N/A	1/1
Chung Shui Ming Timpson	4/4	4/4	1/1	1/1	1/1
Law Fan Chiu Fun Fanny	4/4	4/4	N/A	1/1	1/1

Note 1: On 11 March 2020, Mr. Li Guohua has resigned as executive Director of the Company.

Note 2: On 16 January 2020, Mr. Shao Guanglu has resigned as executive Director of the Company.

Note 3: On 17 February 2020, Mr. Fan Yujun was appointed as executive Director of the Company.

Note 4: On 25 May 2020, Mr. Cesareo Alierta Izuel has retired as non-executive Director of the Company.

Note 5: Non-executive Director did not attend the meetings of the Board due to other business commitments or being overseas.

In 2020, the Board performed their fiduciary duties and devoted sufficient time and attention to the affairs of the Company. The Board works effectively and performs its responsibilities efficiently with all key and appropriate issues being discussed and approved in a timely manner.

44 CHINA UNICOM (HONG KONG) LIMITED

The Company has adopted the “Model Code for Securities Transactions by Directors of Listed Issuers”, as set out in Appendix 10 to the Listing Rules (the “Model Code”) to govern securities transactions by directors. Further to the specific enquiries made by the Company to the Directors, all Directors have confirmed their compliance with the Model Code for the year ended 31 December 2020.

The Directors acknowledge their responsibilities for preparing the financial statements for the year ended 31 December 2020, which give a true and fair view of the financial position of the Company as at the statement of financial position date and financial performance and cash flows of the Company for the year ended the statement of financial position date, are properly prepared on the going concern basis in accordance with relevant statutory requirements and applicable financial reporting standards. A statement of the independent auditors about their reporting responsibilities related to the financial statements is set out in the independent auditor’s report on pages 88 to 92 of this annual report.

COMMITTEES UNDER THE BOARD

The Company has established three committees of the Board under the Board, the Audit Committee, the Remuneration Committee and the Nomination Committee. Each committee has a written charter, which is available on the websites of the Company and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). From time to time as required by the Listing Rules, the Board also establishes independent board committee for the purpose of advising and providing voting recommendations to independent shareholders on connected transactions and transactions subject to independent shareholders’ approval entered into by the Company and/or its subsidiaries. The committees are provided with sufficient resources, including, amongst others, obtaining independent professional advice at the expense of the Company, to perform its duties. The committees report their decisions or recommendations to the Board after meetings.

Audit Committee Composition

Currently the Audit Committee comprised Mr. Wong Wai Ming, Mr. Cheung Wing Lam Linus, Mr. Chung Shui Ming Timpson and Mrs. Law Fan Chiu Fun Fanny, all being independent non-executive Directors of the Company. The Chairman of the Audit Committee is Mr. Wong Wai Ming. All members of the Audit Committee have satisfied the “independence” requirements in relation to an Audit Committee member under applicable laws, regulations and rules. The Chairman of the Audit Committee is an accountant with expertise and experience in accounting and financial management. Another member of the Audit Committee is also an accountant with extensive accounting professional experience.

Major Responsibilities

The primary responsibilities of the Audit Committee include: as the key representative body, overseeing the Company’s relationship with the independent auditor, considering and approving the appointment, resignation and removal of the independent auditor; pre-approval of services and fees to be provided by the independent auditor based on the established pre-approval framework; supervising the independent auditor and determining the potential impact of non-audit services on such auditor’s independence; reviewing quarterly and interim financial information as well as annual financial statements; coordinating and discussing with the independent auditor with respect to any issues identified and recommendations made during the audits; reviewing correspondences from the independent auditor to the management and responses of the management; discussing the risk management and internal control system with the management as well as reviewing the reports on the risk management and internal control procedures of the Company. The Audit Committee also has the authority to set up a reporting system to receive and handle cases of complaints or complaints made on an anonymous basis regarding the Company’s accounting, internal control and audit matters. Any complaints on the aforementioned subject matters can be submitted by post (No. 21 Financial Street, Xicheng District, Beijing, 100033, China) or by phone (86-(010) 88091674). The Audit Committee is responsible to and regularly reports its work to the Board.

Work Completed in 2020

The Audit Committee meets at least four times each year, and assists the Board in its review of the financial statements to ensure effective risk management and internal control as well as efficient audit.

The Audit Committee held four meetings in 2020 for, amongst other things, discussion and approval of the 2019 annual results, the 2019 Form

20-F, the 2020 interim results, and the first and the first three quarters results for 2020. In addition, the Audit Committee approved in the meetings the report on risk management, the report on internal audit and internal control, the report on continuing connected transaction, the reappointment, the audit fees and the audit plans of the independent auditor as well as the non-audit services provided by the independent auditor in 2020.

ANNUAL REPORT 2020 45

CORPORATE GOVERNANCE REPORT

The Audit Committee has performed its duties effectively, and enabled the Board to better monitor the financial condition of the Company, supervise the risk management and internal control of the Company, ensure the integrity and reliability of the financial statements of the Company, prevent significant errors in the financial statements and ensure the Company’s compliance with the relevant requirements of the Listing Rules, the U.S. federal securities laws and the New York Stock Exchange listing standards with respect to audit committee.

Remuneration Committee Composition

Currently the Remuneration Committee comprised Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming and Mr. Chung Shui Ming Timpson, all being independent non-executive Directors of the Company. The Chairman of the Remuneration Committee is Mr. Cheung Wing Lam Linus.

Major Responsibilities

The primary responsibilities of the Remuneration Committee include: making recommendations to the Board on the policies and structure for all Directors’ and senior management’s remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy; reviewing and approving the management’s remuneration proposals with reference to the corporate goals and objectives set by the Board; making recommendations to the Board on the remuneration packages of individual executive Directors and senior management (including benefits in kind, pension right and compensation payments, including any compensation payable for loss or termination of their office or appointment); making recommendations to the Board on the remuneration of non-executive Directors; consulting the Chairman about the remuneration proposals for other executive Directors; considering salaries paid by comparable companies, time commitment and responsibilities and employment conditions elsewhere in the Group; considering any concrete plan proposed by the management of the Company for the grant of option which has not been granted, and any plan to amend any existing option scheme of the Company; reviewing and approving compensation payable to executive Directors and senior management for any loss or termination of office or appointment to ensure that it is consistent with contractual terms; reviewing and approving compensation arrangements relating to dismissal or removal of Directors for misconduct to ensure that they are consistent with contractual terms; and ensuring that no Director or any of his/her associates is involved in deciding his/ her own remuneration.

Work Completed in 2020 The Remuneration Committee meets at least once a year. The Remuneration Committee held one meeting in 2020 for, amongst other things, discussion and approval of proposal for appraisal and remuneration of senior management.

The Remuneration Committee has performed its duties effectively on reviewing and approving the proposal of appraisal of senior management, as well as making recommendations to the Board with regards to the remuneration packages for senior management. Nomination Committee Composition

Currently the Nomination Committee comprised Mr. Chung Shui Ming Timpson, Mr. Wang Xiaochu and Mrs. Law Fan Chiu Fun Fanny. Except for Mr. Wang Xiaochu, who is the Chairman and CEO of the Company, Mr. Chung Shui Ming Timpson and Mrs. Law Fan Chiu Fun Fanny are independent non-executive Directors of the Company. The Chairman of the Nomination Committee is Mr. Chung Shui Ming Timpson.

Major Responsibilities

The primary responsibilities of the Nomination Committee include: reviewing the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and making recommendations on any proposed changes to the Board to complement the corporate strategy

46 CHINA UNICOM (HONG KONG) LIMITED

of the Company; identifying individuals suitably qualified to become Board members and making recommendations to the Board; formulating, reviewing and implementing the board diversity policy; assessing the independence of independent non-executive Directors; making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors; providing advice to the Board on candidates of the senior management nominated by the CEO and on changes to the senior management of the Company.

Work Completed in 2020

The Nomination Committee meets at least once a year. The Nomination Committee held one meeting and passed two written resolutions in 2020 for, amongst other things, reviewing the structure, size and composition of the Board, assessment of the independence of independent non-executive Directors, making recommendations to the Board on the proposed re-election of Directors, the appointment of executive Director and senior vice president.

The Company has adopted nomination policy. With respect to the nomination and appointment of new directors and senior management members, the Nomination Committee would, after considering the Company’s need for new directors and/or senior management members, identify a wide range of candidates from within the Company and the human resources market and make recommendations to the Board. The Nomination Committee will consider candidates on merit against objective criteria and with due regard to the benefits of diversity on the Board. After having obtained the consent from candidates in relation to the relevant nomination and based on the Company’s actual needs, the Board would convene a meeting, attendees of which include non-executive Directors, to consider the qualifications of the candidates. The Directors of the Company (including non-executive Directors) are not appointed for a specific term but are subject to retirement by rotation at general meetings pursuant to the Company’s articles of association and at least once every three years.

The Company has also adopted a policy concerning diversity of board members. The Company recognises and embraces the benefits of having a diverse Board, and notes increasing diversity at Board level as an essential element in maintaining a competitive advantage. All Board appointments are made on merit, in the context of the skills and experience the Board as a whole requires to be effective. In reviewing Board composition, the Nomination Committee will consider their professional knowledge, skills, experience and the balance of diversity of perspectives which are appropriate to the Company’s business model and specific needs. In identifying suitable candidates for appointment to the Board, the Nomination Committee will with due regard to the benefits of diversity on the Board and base on a range of diversity perspectives including but not limited to gender, age, cultural and educational background, professional experience, skills, knowledge and duration of service. The ultimate decision will be based on merit and contribution that the selected candidates will bring to the Board.

In addition, pursuant to the Company’s articles of association, shareholder may propose other person for election as a director at general meeting. The proposal will be considered and approved in the general meeting. With regard to the procedure for shareholder to propose a person for election as a director, please visit the Company’s website at https://www. chinaunicom.com.hk/en/about/cg_ report.php.

ANNUAL REPORT 2020 47

CORPORATE GOVERNANCE REPORT

INDEPENDENT AUDITOR

KPMG is the independent auditor of the Company. Apart from audit services, it also provides other assurance and non-audit services. The other assurance and non-audit services provided by the independent auditors did not contravene the requirements of the U.S. Sarbanes-Oxley Act and therefore enabling them to maintain the independence. The remuneration paid/payable to the independent auditor for provision of services in 2020 is as follows:

2020

Items Note (in RMB thousands)

Audit services (i) 76,440

Other assurance services (ii) 681

Non-audit services (iii) 136

Notes:

(i) Audit services in 2020 mainly included audit work in connection with the audit of the Company’s consolidated financial statements and internal control over financial reporting, pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

(ii) Other assurance services included other assurance and related services that can be reasonably provided by the independent auditor. In 2020, the provisions of other assurance and related services mainly included performing the limited procedures on the XBRL-tagged data related to Form 20-F for the year ended 31 December 2020.

(iii) Non-audit services included other services that can be reasonably provided by the independent auditor. In 2020, the provisions of non-audit services mainly included tax compliance services.

RISK MANAGEMENT AND INTERNAL CONTROL

The Board is responsible for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company’s strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems, promotes the sustainable and healthy development of the Company, and enhances the Company’s operation management level and risk prevention ability. The Board should oversee management in the design, implementation and monitoring of the risk management and internal control systems, and management should provide a confirmation to the Board on the effectiveness of these systems. The Board acknowledges that it is its responsibility for the risk management and internal control systems and reviewing their effectiveness.

48 CHINA UNICOM (HONG KONG) LIMITED

Risk management and internal control systems have been designed to monitor and facilitate the accomplishment of the Company’s business objectives, safeguard the Company’s assets against loss and misappropriation, ensure maintenance of proper accounting records for the provision of reliable financial information, ensure the Company’s compliance with applicable laws, rules and regulations. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

Organisation systems

The Company set up a group-wide risk management and internal control systems consisting of the Board, the Internal Control and Risk Management Committee, the Integrated Management Department and each relevant professional functional departments.

THE BOARD AUDIT COMMITTEE

Highest decision making body Supervision body

INTERNAL CONTROL AND COMMITTEES IN FINANCIAL RISK RISK MANAGEMENT RELATED PROFESSIONAL COMMITTEE

COMMITTEE The cross departmental body The cross departmental body in Highest coordination and of risk management in financial risk management deliberation body at company professional fields management level

INVESTMENT DECISION COMMITTEE

The cross departmental body in risk management of investment decision

INTERNAL CONTROL AND RISK MANAGEMENT OFFICE

Daily working departments WORKING STEERING

GROUP OF INTERNET AND CYBERSECURITY

The cross departmental body in risk management of internet and cybersecurity

PROFESSIONAL INTERNAL AUDIT

FUNCTIONAL DEPARTMENT INDEPENDENT DEPARTMENTS Integrated risk ...... EXTERNAL AUDITOR

Professional internal control management and internal control External Independent management and department and supervision and The cross departmental bodies in risk Internal Control evaluation body execution departments evaluation department management

Branches and

INTERNAL CONTROL AND COMMITTEES IN RELATED Subsidiaries RISK MANAGEMENT PROFESSIONAL

COMMITTEE

With reference to the needs of CUCL and the Coordination and deliberation body at Company, the cross departmental bodies of risk company management level management in professional fields have been established

INTERNAL CONTROL AND RISK MANAGEMENT OFFICE

Daily working departments

PROFESSIONAL FUNCTIONAL INTERNAL AUDIT DEPARTMENTS DEPARTMENT

Professional internal control management Integrated risk management and internal control department and and execution departments supervision and evaluation department

ANNUAL REPORT 2020 49

CORPORATE GOVERNANCE REPORT

The Company has an internal audit department with 612 staff members, with officers stationed at various provincial branches. The internal audit department reports directly to the Audit Committee at least twice annually and is independent of the Company’s daily operation and accounting functions. The internal audit department responsible for overall risk evaluation, special risk evaluation and internal control self-testing etc. It has also formulated targeted risk prevention and control measures, conducted risk follow-up inspections and has enhanced the risk awareness of the employees, all of which have played an active role in the Company’s effective support and safeguard of its operation management and business development. Furthermore, with an emphasis on the effectiveness of internal control with respect to the efficiency of operations, accuracy of financial information, and compliance with rules and regulations, the internal audit department conducts, amongst others, internal control assessment and internal audit on economic accountability. In addition, the internal audit department also contributes to strengthening the operation and management, improving internal control systems, mitigating operational risks and increasing the economic efficiency of the Company.

Using the risk evaluation as fundamental with the adoption of Internal Control Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (the “COSO”), the Company established internal control systems based on the following five fundamental components:

1. Control Environment: Establishes the control environment which fulfill COSO requirements to provide the appropriate operating environment for the effective implementation of internal control

2. Risk Evaluation: Establishes the Policy on Risk Evaluation Management and evaluation mechanism, evaluates the risks to the achievement of its objectives across the Company and identifies to the new risk due to the changes

3. Control Activities: Deploys appropriate policies and control procedures over the Company’s business activities, identifies key control procedures and policies of significant control activities through evaluation

4. Information and Communication: Identifies relevant information and communication methods, establishes information and communication mechanisms to aggregate and delivers relevant information

5. Monitoring Activities : Establishes the internal control monitoring mechanism , implements the monitoring procedures and adopted the before, during and extensive monitoring principles, and carries on the proper monitoring to the internal control

Risk evaluation and management

The Company has established and gradually improved its comprehensive closed-loop risk management system for the purpose of “integrating management of day-to-day general risks and spontaneous critical risks”, achieved the closed-loop management by risk evaluation, early warning and follow-up inspections to ensure the effectiveness of operation management. The Company evaluated the adequacy and appropriateness on risk and control measures according to the new business model, management requirement, change of system, adjustment of duties and findings from internal and external inspections.

50 CHINA UNICOM (HONG KONG) LIMITED

2020 Risk evaluation result

The followings were the major significant risks which the Company might encounter and its countermeasures in 2020:

Continuous market competition Risk

From the perspective of the current industry environment, the traditional communication business market is becoming increasingly saturated, and the domestic telecommunications industry has serious homogeneity in networks, products and services, and lack of differentiation. Market competition in the industry will continue in the long run. The Company will deeply carry out the strategy of Focus, Innovation and Cooperation, promote in-depth the high-quality development and thoroughly implement the new development concept based on its own endowment, so as to achieve differentiated breakthroughs in advantageous areas. At the same time, the Company will insist on competition and cooperation, maintain orderly and healthy competition, continue to promote industry collaboration and value enhancement, to gradually form a win-win ecosystem and support the healthy and sustainable development of the industry.

Risk from the changes of regulatory policies in the industry

The Chinese government will continue to promote the policies such as the opening of telecommunications industry to foreign and private capital, “Speed Upgrade and Tariff Reduction” and adjustments to interconnection settlement in domestic telecommunication services. These regulatory policies will bring new development opportunities to the Company while also bringing challenges. The Company will pay close attention to changes in regulatory policies and respond to the relevant impacts of regulatory policy adjustments in a timely manner.

Technology upgrade risk

Currently, global telecom operators are accelerating the network upgrades and advancing the application of 5G technology, and the new information and communication technologies are accelerating upgrades and iterations. Based on its extensive experience in mobile network construction and operation, the Company has actively participated in the work of world’s mainstream international standardisation organisations and conducted in-depth research and testing on new technologies and new businesses, so as to continuously improve its technological innovation capabilities and reasonably plan and construct networks. The Company has also insisted on promoting the co-build and co-share of 5G network, continued to build a technologically leading 5G premium network with “wide coverage, fast speed, and good experience”, and increased the application new technologies and promotion of new services, so as to maintain its competitive strength.

Interest rates and exchange rates risk

The Company holds assets and liabilities denominated in foreign currencies. Changes in the RMB exchange rate may have a certain impact on the Company’s profits, and the rise in interest rates may increase the Company’s interest payments on interest-bearing debts. The Company will continue to monitor the changes in the exchange rate and interest rate markets, and reduce the exchange rate and interest rate risks by reasonable adjustments to the debt structure and strengthening fund management.

Foreign oversea risk

The New York Stock Exchange (“NYSE”) staff determined that, based on the Executive Order 13959 and the guidance, it commenced the process to delist the Company’s American Depositary Shares (the “ADSs”) and suspended trading in the Company’s ADSs from 11 January 2021., On 20 January 2021, the Company filed with the NYSE a written request for a

ANNUAL REPORT 2020 51

CORPORATE GOVERNANCE REPORT

review of the determination by a Committee of the Board of Directors of the NYSE. The Company will continue to pay close attention to the development of related matters and also seek professional advice and reserve all rights to protect lawful rights of the Company.

The scope of the 2020 overall risk evaluation covered the whole Group, which included headquarter, 31 provincial companies and its cities-level branch offices and subsidiaries. Through both the quantitative and qualitative analysis, the Company fully considered the changes in operating environment, business and policies, identified the potential risk to the Company’s operation, and planned for the risk according to the quantitative result. After reporting to each professional departments and the management, the significant risks and the risk level of the year were finally determined. The annual risk management instructions from the management were implemented according to the Policy on Risk Management and the Company’s risk management requirement. This included the formulation of relevant risk management strategies, solution and corresponding departments carried out interim follow-up inspection works. The negative impacts arising from the risks and risk events were controlled as planned and were within an acceptable range. There were no significant control failings or weaknesses that have been identified during the year.

Monitoring and Optimisation

To ensure the effectiveness of risk management and internal control designs, the Company carried out risk evaluation timely and compared the risk points, formulated or enhanced corresponding internal control measures according to the change in business and management. At the same time, the internal control manual will be updated timely through the assessment and review on applications on internal control workflow modification submitted by professional departments, risk evaluation reports and exceptional issues from internal control assessment etc., so as to provide the effective support for the development of the sustainable growth of the Company. Internal Control and Risk Management Office conducted inspections on effectiveness on risk management and internal control implementation in regular or irregular time interval, improved and enhanced risk management and internal control designs continuously.

Our Internal Audit Department has continued to organise our branches and subsidiaries to conduct annual internal control self-assessment based on the actual conditions of each unit and improve the quality of such self-assessment tasks, so as to gradually develop a quantitative internal assessment regime governed by uniform standards. Through the effective rectification of issues identified during the audit, assessment of the internal control system and its implementation, improvements made to the system and process optimisation, a long-term mechanism for closed-loop management in internal control has been put in place. According to the internal control self-assessment reports from the branches and subsidiaries, self-assessment reports from each professional department, current year exceptional issues in internal control discovered during internal audit and the Company annual risk management report, the Group’s Internal Control and Risk Management Office at its headquarter formed the Company’s internal control self-assessment report, which acted as supporting document for the management to issue a statement of the effectiveness of internal control. Based on different disclosure requirements on Company’s internal control assessment report from different listing regulatory body, the Company prepared internal control assessment report respectively. External auditor issued and disclosed independence opinions on financial statement as at 31 December on that year and effectiveness on internal control over financial reporting.

52 CHINA UNICOM (HONG KONG) LIMITED

As a telecommunications operator, the Company is subject to the regulations, eg, the Cybersecurity Law of the People’s Republic of China, designed to protect critical information infrastructure. Personal privacy, information security, and data protection are increasingly significant issues in China and other jurisdictions in which the Company operate. For example, Cybersecurity Law of the People’s Republic of China which sets forth the general framework regulating network products, equipment and services, as well as the operation and maintenance of information networks, the protection of personal data, and the supervision and administration of cybersecurity in China. Information Security Technology - Personal Information Security Specification published in 2018 set forth detailed guidelines on the collection, utilisation and retention of personal information and privacy protection, and Identification Methods for Illegal Collection and Use of Personal Information by Apps published in 2019, stipulating standards for determining illegal acts of collecting and using personal information through mobile applications. The Cyber Security Review Measures published in 2020 require that the procurement of network products and services that affect or may affect national security should conduct a network security review. The Company also devotes significant resources to network security, data security and other security measures to protect its systems and data and in response to the evolving cybersecurity laws and regulations. The Company also employs risk management and internal control systems. including, among other things, (i)continuously strengthening data security capabilities, such as improving data encryption, protection of critical information infrastructure and security of supply chain of the information technology products and services; (ii)establishing data protection compliance policies and guidelines, including training on crisis management and compliance of cybersecurity laws and regulations; (iii)self-examining potential risks and weakness of data system and updating private policy; (iv)enhancing the real-time monitoring and alarm reporting system and implementing an emergency action plan to allow the Company to act responsively and minimise losses in the event of an emergency; and (v)continuously improving compliance efforts through enhanced sharing of relevant knowledge internally and externally. The Company is required to perform a security assessment when transferring personal information and important data overseas if such personal information and important data are collected from the operation in China.

Annual review

The Board oversees the Company’s risk management and internal control systems on an ongoing basis and the Board conducted an annual review of the risk management and internal control systems of the Company and its subsidiaries for the financial year ended 31 December 2020, which covered all material controls including financial, operational and compliance controls. After receiving the reports from the Internal Audit Department, as well as the confirmation from the management to the Board on the effectiveness of these systems, the Board is of the view that the Company’s risk management and internal control systems is effective and adequate. The review also ensure, with respect to the Company’s accounting, internal audit and financial reporting function, the adequacy of resources, staff qualifications and experience, and training programs and budget.

ANNUAL REPORT 2020 53

C ORPORATE GOVERNANCE REPORT

REQUIREMENTS UNDER SECTION 404 OF THE U.S. SARBANES-OXLEY ACT

Compliance with the requirements under Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) has been an area of emphasis for the Company. The relevant sections of the Sarbanes-Oxley Act require the management of non-U.S. issuers with equity securities listed on U.S. stock exchanges to issue reports and make representations as to internal control over financial reporting.

The relevant internal control report needs to stress the management’s responsibility for establishing and maintaining adequate and effective internal control over financial reporting. Management is required to assess the effectiveness of the Company’s internal control over financial reporting as at year end. Under Section 404 of the Sarbanes-Oxley Act, the Company’s management is required to conduct an assessment of the effectiveness of the Company’s internal control over financial reporting as at 31 December 2020. Management is currently in the process of finalising the management’s report on internal control over financial reporting, which will be included in the Company’s annual report on Form 20-F for the year ended 31 December 2020 to be filed with the United States Securities and Exchange Commission by 30 April 2021.

Information Disclosure Controls and Procedural Standards

In order to further enhance the Company’s system of information disclosure, and to ensure the truthfulness, accuracy, completeness and timeliness of its public disclosures (including inside information), the Company has adopted and i m p l em en t ed t h e I n f o rm a t i o n Disclosure Control Policy. In an effort to standardise the principles for information disclosures, the Company established the Information Disclosure Review Committee under the management and formulated the procedures in connection with the compilation and reporting of the Company’s financial and operational statistics and other information, as well as the procedures in connection with the preparation and review of the periodic reports. Moreover, the Company established detailed implementation rules with respect to the contents and requirements of financial data verification, in particular, the upward undertakings by the individual responsible officers at the major departments.

54 CHINA UNICOM (HONG KONG) LIMITED

POLICY ON PAYMENT OF DIVIDEND

The objective of the dividend policy is to achieve a long-term, sustainable and steadily increasing dividend, with a view to maximising the shareholders’ value. The declaration and payment of future dividends will depend upon, among other things, financial condition, business prospects, future earnings, cash flow, liquidity level and cost of capital. The Company believes such policy will provide the shareholders with a stable return in the long term along with the growth of the Company. Pursuant to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) and the Company’s articles of association, the Company may only pay dividends out of profits available for distribution.

Taking into consideration the Company’s profitability, debt and cash flow level, capital requirements for its future development etc., the Board recommended the payment of a final dividend of RMB0.164 per share for the year ended 31 December 2020. Going forward, the Company will continue to strive for enhancing its profitability and shareholders’ return.

CORPORATE TRANSPARENCY AND INVESTOR RELATIONS

In addition to publishing annual reports and interim reports, the Company discloses major unaudited financial information (including revenue, operating expenses, EBITDA, net profit) and other key performance indicators on a quarterly basis and announces operational statistics on a monthly basis in order to enhance the Company’s transparency and improve investors’ understanding of the business operations of the Company. In addition, the Company submits annual reports and regular reports to the United States Securities and Exchange Commission pursuant to the requirements under the U.S. federal securities laws.

U p o n t h e a n n o u n c e m e n t o f interim and annual results or major transactions, the Company will generally hold analyst briefings, press conferences, and global conference calls with investors. During such conferences, the management of the Company would interact directly with analysts, fund managers, investors and journalists to provide them with relevant information and data of the Company. The Company’s management would accurately and thoroughly respond to questions raised by analysts, fund managers, investors and journalists. Archived webcast of the investor presentation is also available on the Company’s website to ensure wide dissemination of information and data.

The Company’s investor relations department is responsible for providing information and services requested by investors, maintaining timely communications with investors and fund managers, including responding to investors’ inquiries and meeting with company-visit investors, as well as gathering market information and passing views from shareholders to the Directors and management to ensure such views are properly communicated. The Company also arranges from time to time road shows and actively attends investor conferences arranged by investment banks, through which the Company’s management meets and communicates with investors to provide them with opportunities to understand more accurately the Company’s latest development and performance in various aspects, including business operations and management.

ANNUAL REPORT 2020 55

CORPORATE GOVERNANCE REPORT

In 2020, the Company participated in the following investor conferences:

Date Conferences

January 2020 Morgan Stanley China New Economy Summit March 2020 Morgan Stanley Virtual Access Summit 2020

April 2020 Bernstein 6th Annual China Telecommunications Symposium May 2020 Nomura Virtual Greater China TMT Corporate Day 2020 May 2020 Citi Pan-Asia Regional Investor Conference 2020 May 2020 Goldman Sachs TechNet Conference Asia Pacific 2020 June 2020 BofA 2020 Innovative China Virtual Conference August 2020 Citi Hong Kong China TMT Corporate Day August 2020 Nomura China Investor Forum 2020 September 2020 Morgan Stanley Virtual Asia TMT Conference September 2020 UBS China TMI Virtual Conference 2020 September 2020 27th Annual CITIC CLSA Investors’ Forum September 2020 Jefferies Asia Forum September 2020 Morgan Stanley Virtual Asia Pacific Conference November 2020 Goldman Sachs China Conference 2020 November 2020 11th Credit Suisse China Investment Conference November 2020 Citi China Investor Conference 2020 November 2020 BofA 2020 China Conference November 2020 CICC Investment Forum 2020 November 2020 JPMorgan Global TMT Conference 2020 November 2020 Morgan Stanley Virtual Asia Pacific Summit November 2020 Morgan Stanley Virtual European Technology, Media & Telecoms Conference November 2020 Nomura Virtual 5G/Tech Corporate Day 2020 December 2020 Daiwa Investment Conference Hong Kong 2020 December    2020 The 16th BOCI Investors Conference

56 CHINA UNICOM (HONG KONG) LIMITED

In addition, through announcements, press releases and the Company website (www.chinaunicom.com.hk), the Company disseminates the latest information regarding any significant business development in a timely and accurate manner. In the perspective of investor relations, the Company’s website not only serves as an important channel for the Company to disseminate press releases and corporate information to investors and the capital market, but also plays a significant role in the Company’s valuation and our compliance with regulatory requirements for information disclosure. In 2020, the Company updated the content of its website on an ongoing basis to further enhance the functions of website and level of transparency in information disclosure, striving for achieving international best practices. Our website was honored with the Grand Awards by various international institutions, including “iNova Awards” and “Astrid Awards” this year.

Furthermore, the Company has adopted a Shareholders’ Communication Policy to ensure that the shareholders of the Company are provided with readily, equal and timely access to balanced and understandable information about the Company, to enable shareholders to exercise their rights in an informed manner, and to enhance the shareholders’ and the investment community’s communication with the Company.

The Company’s effort in investor relations is well recognised by the capital market, and accredited with a number of awards. The Company was voted as “Best Overall Investor Relations (Large Cap)”, “Best in Communications Sector” and “Best in Hong Kong” at “IR Magazine Awards — Greater China 2020”. It was also voted as “Asia’s Best IR Team (Telecoms)” in “2020 All-Asia Executive Team” ranking organised by Institutional Investor.

SHAREHOLDERS’ RIGHTS

Annual General Meeting

The Board endeavors to maintain an on-going dialogue with shareholders, and in particular, to communicate with shareholders through annual general meetings. Notices of annual general meeting are sent to shareholders at least 20 clear business days before the meeting. The Directors and representatives of the Board committees usually attend the meetings and treasure the opportunities to communicate with shareholders at such meetings. At general meetings, the chairman of the meeting proposes individual resolutions in respect of each substantially separate matter. All matters at the Company’s general meetings are resolved by poll and the relevant procedures are explained at the meeting. The Company also appoints external scrutineers to ensure that all votes are counted and recorded appropriately, and publishes the poll results in a timely manner.

ANNUAL REPORT 2020 57

CORPORATE GOVERNANCE REPORT

The last annual general meeting of the Company was held on

25 May 2020, at which the following resolutions were passed and percentage of votes cast in favor of the resolutions are set out as follows:

to receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2019 (over 99%)

to declare a final dividend for the year ended 31 December 2019 (over 99%)

to re-elect Mr. Li Fushen, Mr. Fan Yunjun and Mrs. Law Fan Chiu Fun Fanny as Directors, and to authorise the Board to fix remuneration of the Directors (over 99%)

to re-appoint auditor and authorise the Board to fix their remuneration for the year ending 31 December 2020 (over 99%)

to grant a general mandate for share buy-back (over 99%)

to grant a general mandate to issue new shares (over 89%)

to extend the general mandate to issue new shares (over 89%)

The next annual general meeting will be held on 13 May 2021. Please refer to the circular, which sets out the details, that has been sent together with this Annual Report.

Putting Forward Resolutions at Annual General Meetings

Pursuant to Section 615 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), the following persons may put forward a resolution at the next annual general meeting of the Company: (a) any number of shareholders, together holding not less than 2.5% of the total voting rights of all shareholders which have, as at the date of the requisition, a right to vote at the next annual general meeting, or (b) not less than 50 shareholders who have a right to vote on the resolution at the annual general meeting to which the requests relate.

The resolution must be one which may be properly moved and is intended to be moved at the next annual general meeting. The requisition must be signed by the requisitionists and deposited at the registered office of the Company at least six weeks or if later, the time at which notice is given of the annual general meeting before the annual general meeting, the Company has a duty to give notice of such proposed resolution to all shareholders who are entitled to receive notice of the next annual general meeting.

58 CHINA UNICOM (HONG KONG) LIMITED

In addition, requisitionists may require the Company to circulate to shareholders entitled to receive notice of the annual general meeting a statement of not more than 1,000 words with respect to the resolution to be proposed. However, the Company is not required to circulate any statement if the court is satisfied that this right is being abused to secure needless publicity for defamatory matters. In such event, the requisitionists may be ordered to pay for the Company’s expenses for application to the court.

If the requisition signed by the requisitionists does not require the Company to give shareholders notice of a resolution, such requisition may be deposited at the registered office of the Company not less than one week before the next annual general meeting.

Convening Extraordinary General Meetings Pursuant to Section 566 of the Companies Ordinance, shareholder(s) holding not less than 5% of the total voting rights of all shareholders having a right to vote at general meetings of the Company as at the date of deposit of the requisition, may request the Directors of the Company to convene an extraordinary general meeting. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office of the Company.

If the Directors do not, within 21 days from the date of deposit of the requisition, proceed duly to convene a meeting to be held not more than 28 days after the notice of the meeting, shareholder(s) requisitioning the meeting, or any of them representing more than half of their total voting rights, may themselves convene a meeting to be held within three months of such date.

Meetings convened by the requisitionists must be convened in the same manner, as nearly as possible, as meetings to be convened by Directors of the Company. Any reasonable expenses incurred by the requisitionists will be reimbursed by the Company due to the failure of the Directors duly to convene a meeting.

Putting Forward Resolutions at Extraordinary General Meetings

Shareholders may not put forward resolutions to be considered at any general meetings other than annual general meetings. However, shareholders may request an extraordinary general meeting to consider any such resolution as described in “Convening Extraordinary General Meetings” above.

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CORPORATE GOVERNANCE REPORT

Any queries relating to shareholders’ rights on putting forward resolutions at general meetings and convening extraordinary general meetings should be directed to the Company Secretary of the Company. Requisitions should be deposited at the Company’s registered office and marked for the attention of the Company Secretary.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES OF THE COMPANY AND THE CORPORATE GOVERNANCE PRACTICES REQUIRED TO BE FOLLOWED BY U.S. COMPANIES UNDER THE LISTING STANDARDS OF THE NEW YORK STOCK EXCHANGE

As a company listed on both the Hong Kong Stock Exchange and the New York Stock Exchange, the Company is subject to applicable Hong Kong laws and regulations, including the Listing Rules and the Companies Ordinance, as well as applicable U.S. federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act. In addition, the Company is subject to the listing standards of the New York Stock Exchange to the extent applicable to non-U.S. issuers. As a non-U.S. issuer, the Company is not required to comply with all of the corporate governance listing standards of the New York Stock Exchange.

In accordance with the requirements of Section 303A.11 of the New York Stock Exchange Listed Company Manual, the Company has posted on its website (www.chinaunicom.com.hk) a summary of the significant differences between corporate governance practices of the Company and those required to be followed by U.S. companies under the listing standards of the New York Stock Exchange.

CONTINUOUS EVOLUTION OF CORPORATE GOVERNANCE

The Company continuously analyses the corporate governance development of international advanced enterprises and the investors’ desires, review and enhance corporate governance procedures and practices from time to time so as to meet our shareholders’ expectations, commits to high standards of corporate governance and recognises that good governance is vital for the long-term success and sustainability of the Company’s business.

CHINA UNICOM’S ANNUAL REPORTS ATTAINED INTERNATIONAL TOP ACCOLADES FOR YEARS

60 CHINA UNICOM (HONG KONG) LIMITED

ENQUIRY ON THE COMPANY

Shareholders may raise any enquiry on the Company at any time through the following channels: China Unicom (Hong Kong) Limited Address: 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong

Tel : (852) 2126 2018 Fax : (852) 2126

2016

Website : www.chinaunicom.com.hk Email : ir@chinaunicom.com.hk

These contact details are also available in the “Contact Us” section on the Company’s website (www.chinaunicom.com.hk) designated to enable shareholders to send enquiries to the Company on a timely and effective manner.

https://www.chinaunicom.com.hk

ANNUAL REPORT 2020 61

Report

OF THE DIRECTORS

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to present its report together with the audited financial statements of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2020.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC.

RESULTS AND APPROPRIATION

The results of the Group for the year ended 31 December 2020 are set out on pages 93 to 94 of this annual report.

Taking into consideration the Company’s profitability, debt and cash flow level, capital requirements for its future development etc., the Board has resolved to recommend at the forthcoming shareholders’ general meeting that the payment of a final dividend of RMB0.164 per ordinary share (“2020 Final Dividend”), totaling approximately RMB5,018 million for the year ended 31 December 2020. Going forward, the Company will continue to strive for enhancing its profitability and shareholders’ returns. If approved by Shareholders at the forthcoming Annual General Meeting, the 2020 Final Dividend is expected to be paid in Hong Kong dollars on or about 16 June 2021 to those members registered in the Company’s register of members as at 24 May 2021 (the “Dividend Record Date”).

FINANCIAL INFORMATION

Please refer to the Financial Summary on pages 186 to 187 for the summary of the operating results, assets and liabilities of the Group for the five years ended 31 December 2020.

Please refer to the financial statements on pages 93 to 185 for the operating results of the Group for the year ended 31 December 2020 and the respective financial positions of the Group and the Company as at that date.

BUSINESS REVIEW

The business review of the Group for the year ended 31 December 2020 is set out in the sections headed “Chairman’s Statement” on pages 8 to 13, “Business Overview” on pages 14 to 17, “Financial Overview” on pages 18 to 23, “Financial Statements” on pages 93 to 185, “Human Resources Development” on pages 80 to 81, “Social Responsibility” on pages 82 to 87, “Corporate Governance Report” on pages 38 to 61 and “Report of the Directors” on pages 62 to 79 respectively of this annual report. All references herein to other sections or reports in this annual report form part of this Report of the Directors.

62 CHINA UNICOM (HONG KONG) LIMITED

LOANS

Please refer to Notes 33, 39 and 45.3 to the consolidated financial statements for details of the borrowings of the Group.

PROMISSORY NOTES

Please refer to Note 34 to the consolidated financial statements for details of the promissory notes of the Group.

CORPORATE BONDS

Please refer to Note 35 to the consolidated financial statements for details of the corporate bonds of the Group.

COMMERCIAL PAPERS

Please refer to Note 40 to the consolidated financial statements for details of the commercial papers of the Group.

CAPITALISED INTEREST

Please refer to Note 15 to the consolidated financial statements for details of the interest capitalised by the Group for the year.

EQUITY-LINKED AGREEMENTS

Other than the share option scheme as disclosed in this Report of Directors, as at 31 December 2020, no equity-linked agreements were entered into by the Group during the year or subsisted.

PROPERTY, PLANT AND EQUIPMENT

Please refer to Note 15 to the consolidated financial statements for movements in the property, plant and equipment of the Group for the year.

CHARGE ON ASSETS

As at 31 December 2020, no property, plant and equipment was pledged to banks as loan security (31 December 2019: Nil).

SHARE CAPITAL

Please refer to Note 30 to the consolidated financial statements for details of the share capital.

RESERVES

Please refer to page 98 and page 167 of this annual report for the movements in the reserves of the Group and the Company during the year ended 31 December 2020 respectively. As at 31 December 2020, the distributable reserve of the Company amounted to approximately RMB13,679 million (2019: approximately RMB14,560 million).

SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

Please refer to Notes 18, 19 and 20 to the consolidated financial statements for details of the Company’s subsidiaries, the Group’s associates and joint ventures.

CHANGES IN SHAREHOLDERS’ EQUITY

Please refer to page 98 of this annual report for the Consolidated Statement of Changes in Equity and page 167 for the Statement of Changes in Equity.

EMPLOYEE BENEFIT EXPENSES

Please refer to Note 8 to the consolidated financial statements for details of the employee benefit expenses provided to employees of the Group.

ANNUAL REPORT 2020 63

REPORT OF THE DIRECTORS

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights in the articles of association of the Company requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

MAJOR CUSTOMERS AND SUPPLIERS

The Group’s sales to its five largest customers for the year ended 31 December 2020 did not exceed 30% of the Group’s total turnover for the year.

The Group’s purchases from its largest supplier for the year ended 31 December 2020 represented approximately 17.2% of the Group’s total purchases for the year. The total purchases attributable to the five largest suppliers of the Group for the year ended 31 December 2020 accounted for approximately 42% of the total purchases of the Group for the year.

None of the Directors nor their respective close associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) nor any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company’s share capital) had any interests in the five largest suppliers of the Group for the year ended 31 December 2020.

SHARE OPTION SCHEME OF THE COMPANY

Pursuant to a resolution passed at the annual general meeting held on 16 April 2014, the Company adopted a new share option scheme (the “2014 Share Option Scheme”). The purpose of the 2014 Share Option Scheme was to recognise the contribution that certain individuals have made to the Company, to attract and retain the best available personnel and to promote the success of the Company. The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on 22 April 2014 and will expire on 22 April 2024. Following the expiry of the 2014 Share Option

Scheme, no further share option can be granted under the 2014 Share Option Scheme, but the provisions of the 2014 Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted prior thereto or otherwise as may be required in accordance with the provisions of the 2014 Share Option Scheme. Under the 2014 Share Option Scheme:

(1) share options may be granted to employees including all Directors;

(2) any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive Directors of the Company (excluding any independent non- executive Director of the Company in the case such Director is a grantee of the options) and all grants to connected persons shall be subject to compliance with the requirements of the Listing Rules, including where necessary the prior approval of the shareholders;

(3) the maximum aggregate number of shares in respect of which share options may be granted shall be calculated in accordance with the following formula:

N = A – B – C

where:

“N” is the maximum aggregate number of shares in respect of which share options may be granted pursuant to the 2014 Share Option Scheme;

64 CHINA UNICOM (HONG KONG) LIMITED

“A” is the maximum aggregate number of shares in respect of which shares options may be granted pursuant to the 2014 Share Option Scheme and any other share option schemes of the Company, being 10% of the aggregate of the number of shares in issue as at the date of adoption of the 2014 Share Option Scheme;

“B” is the maximum aggregate number of shares underlying the share options already granted pursuant to the 2014 Share Option Scheme; and

“C” is the maximum aggregate number of shares underlying the options already granted pursuant to any other share option schemes of the Company.

Shares in respect of share options which have lapsed in accordance with the terms of the 2014 Share Option Scheme and any other share option schemes of the Company will not be counted for the purpose of determining the maximum aggregate number of shares in respect of which options may be granted pursuant to the 2014 Share Option Scheme;

(4) the option period commences on any day after the date on which such share option is offered, but may not exceed 10 years from the offer date;

(5) the subscription price shall not be less than the higher of:

(a) the closing price of the shares on the Hong Kong Stock Exchange on the offer date in respect of the share options; and

(b) the average closing price of the shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the offer date;

(6) the total number of shares in the Company issued and to be issued upon exercise of the share options granted to a participant of the 2014 Share Option Scheme (including both exercised and outstanding share options) in any 12-month period must not exceed 1% of the issued share capital of the Company; and

(7) the consideration payable for each grant is HKD1.00.

No share options had been granted since adoption of the 2014 Share Option Scheme.

As at 31 December 2020, 1,777,437,107 options were available for issue under the 2014 Share Option Scheme, representing approximately 5.81% of issued share capital of the Company as at the date of this annual report.

DIRECTORS’, CHIEF EXECUTIVES’ AND EMPLOYEES’ INTERESTS UNDER THE SHARE OPTION SCHEME OF THE COMPANY

For the year ended 31 December 2020 and as at 31 December 2020, none of the Directors of the Company or chief executives or employees of the Company had any interests under any share option scheme of the Company.

ANNUAL REPORT 2020 65

REPORT OF THE DIRECTORS

DIRECTORS’ AND CHIEF EXECUTIVES’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2020, the interests and short positions of Directors and chief executives of the Company in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the Hong Kong Securities and Futures Ordinance (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”), were as follows:

Ordinary Percentage of Name of Director Capacity Shares Held Issued Shares

Chung    Shui Ming Timpson Beneficial owner (Personal) 6,000 0.00%

Save as disclosed in the foregoing, as at 31 December 2020, none of the Directors or chief executives of the Company had any interests or short positions in any shares, underlying shares, or debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) as recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

Furthermore, save as disclosed in the foregoing, during the year ended 31 December 2020, none of the Directors or chief executives (including their spouses and children under the age of 18) of the Company had any interests in or was granted any right to subscribe in any shares, underlying shares, or debentures of the Company or any of its associated corporations, or had exercised any such rights.

66 CHINA UNICOM (HONG KONG) LIMITED

MATERIAL INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 31 December 2020, the following persons (other than disclosed under the section headed “Directors’ and Chief Executives’ Interests and Short Positions in Shares, Underlying Shares and Debentures”) had the following interests and short positions in the shares or underlying shares of the Company as recorded in the register required to be kept pursuant to Section 336 of Part XV of the SFO:

Ordinary Shares Held Percentage of Name of Shareholders Directly Indirectly Issued Shares

(i) China United Network

Communications Group Company Limited

(“Unicom Group”)1,2 — 24,683,896,309 80.67% (ii) China United Network Communications Limited (“Unicom A Share Company”)1 — 16,376,043,282 53.52% (iii) China Unicom (BVI) Limited (“Unicom BVI”)1 16,376,043,282 — 53.52% (iv) China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”)2,3 8,082,130,236 225,722,791 27.15%

Notes:

(1) Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of Unicom BVI, and in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the respective interests of Unicom Group and Unicom A Share Company.

(2) Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. In accordance with the SFO, the interests of Unicom Group BVI are deemed to be, and have therefore been included in, the interests of Unicom Group.

(3) Unicom Group BVI holds 8,082,130,236 shares (representing 26.41% of the total issued shares) of the Company directly. In addition, Unicom Group BVI is also interested in 225,722,791 shares (representing 0.74% of the total issued shares) of the Company under the SFO, in which Unicom Group BVI had a pre-emptive right.

Apart from the foregoing, as at 31 December 2020, no person had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under Section 336 of the SFO.

Please also refer to Note 30 to the consolidated financial statements for details of the share capital of the Company.

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the year ended 31 December 2020, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.

ANNUAL REPORT 2020 67

REPORT OF THE DIRECTORS

COMPOSITION OF THE BOARD

The following is the list of Directors during the year and up to date of this report.

Executive Directors:

Wang Xiaochu (Chairman and Chief Executive Officer)

Chen Zhongyue (appointed on 19 February 2021) Li Guohua (resigned on 11 March 2020) Li Fushen Shao Guanglu (resigned on 16 January 2020) Zhu Kebing Fan Yunjun (appointed on 17 February 2020)

Non-Executive Director:

Cesareo Alierta Izuel (retired on 25 May 2020)

Independent Non-Executive Directors:

Cheung Wing Lam Linus Wong Wai

Ming Chung Shui Ming Timpson Law Fan Chiu Fun Fanny

Pursuant to the articles of association, Mr. Chen Zhongyue, Mr. Zhu Kebing, Mr. Wong Wai Ming and Mr. Chung Shui Ming Timpson will retire at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election.

Please refer to Note 8 to the consolidated financial statements for details of the emoluments of the Directors.

INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of its independent non-executive Directors the annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and the Company considers that all independent non-executive Directors are currently independent.

DIRECTORS’ INTEREST IN CONTRACTS

Save for the service agreements between the Company and the executive Directors, as at 31 December 2020, the Directors did not have any material interest, whether directly or indirectly, in any significant contracts entered into by the Company.

None of the Directors for re-election at the forthcoming annual general meeting has an unexpired service agreement which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

DIRECTORS’ INTEREST IN COMPETING BUSINESSES

Unicom Group and the A Share Company are engaged in telecommunications business and other related businesses in China that are similar to and/or compete with those of the Company. Executive directors of the Company also hold executive positions with Unicom Group and the A Share Company. Please refer to the section headed “Directors and Senior Management” on pages 24 to 35 of this annual report for further details.

Mr. Li Fushen, an executive Director of the Company, serves as a non-executive director and the deputy chairman of the board of directors of PCCW Limited. Mr. Li Fushen also serves as a non-executive director of HKT Limited and HKT Management Limited (the trustee-manager of the HKT Trust). Mr. Zhu Kebing, an executive Director and Chief Financial Officer of the Company, serves as a non-executive director of PCCW Limited, HKT Limited and HKT Management Limited. Mr. Shao Guanglu (resigned from his position as an executive Director and Senior Vice President of the Company with effect from 16 January 2020) was served as a non-executive director of PCCW Limited.

68 CHINA UNICOM (HONG KONG) LIMITED

Mr. Cesareo Alierta Izuel (retired from his position as a Non-executive Director of the Company with effect from

25 May 2020) is an Executive Chairman of Telefónica Foundation, which is an affiliate of Telefónica, S.A..

Each of PCCW Limited, HKT Limited, HKT Management Limited and Telefónica S.A. is engaged in the telecommunications business and other related businesses that may compete with those of the Company.

Apart from the above, there are no competing interests of directors which are disclosable under Rule 8.10(2)(b) of the Listing Rules at any time during the year of 2020 up to and including the date of this annual report.

DIRECTORS OF SUBSIDIARIES

The names of all directors who have served on the boards of the subsidiaries of the Company during the year ended 31 December 2020 and up to the date of this report of directors are available on the Company’s website (http://www.chinaunicom.com.hk).

PERMITTED INDEMNITY

Pursuant to the Company’s articles of association, subject to the applicable laws and regulations, every Director shall be indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities which he/she may sustain or incur in the execution of his/her office or otherwise in relation thereto. The Company has taken out insurance against the liability and costs associated with defending any proceedings which may be brought against directors of the Group.

EMPLOYEE AND REMUNERATION POLICY

As at 31 December 2020, the Group had approximately 241,245 employees, 603 employees and 273 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 12,581 temporary staff in Mainland China. For the year ended 31 December 2020, employee benefit expenses were approximately RMB55.740 billion (for the year ended 31 December 2019: RMB50.516 billion). The Group endeavors to maintain its employees’ remuneration in line with the market trend and to remain competitive. Employees’ remuneration is determined in accordance with the Group’s remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, which are tailored in accordance with individual needs.

The Company has adopted share option schemes, under which the Company may grant share options to eligible employees for subscribing for the Company’s shares.

USE OF PROCEEDS FROM ISSUE OF NEW SHARES

As part of the mixed ownership reform plan, on 22 August 2017, the Company and Unicom BVI entered into a share subscription agreement. The completion of allotment and issuance of the subscription shares took place on 28 November 2017. 6,651,043,262 new ordinary shares of the Company have been issued for a cash consideration of HKD13.24 per share to Unicom BVI and the gross proceeds amounted to HKD88,059.81 million (equivalent to approximately RMB74,953.87 million) and the net issue price amounted to HKD13.24 each. The closing price was HKD12.04 per share as quoted on the Hong Kong Stock Exchange as at the date of the share subscription agreement. Details of such issue have been disclosed in the circular dated 28 August 2017.

ANNUAL REPORT 2020 69

REPORT OF THE DIRECTORS

As disclosed in the circular in relation to the subscription of new shares by Unicom BVI issued by the Company on 28 August 2017, the use of proceed was intended to be utilised for the following purposes:

(a) approximately HKD46,777.96 million (equivalent to approximately RMB39,816 million) for upgrading the 4G network capabilities of the Company, which involves the upgrading of the transmission capacity of existing nationwide 4G network, construction of new 4G stations, improving the interoperation with 5G network and construction of transmission network in connection with the interoperation;

(b) approximately HKD23,011.85 million (equivalent to approximately RMB19,587 million) for technology validation and enablement and launch of trial programs in relation to the 5G network, which involve research, development and validation of 5G network related technologies, construction of 5G trial stations and establishment of basic 5G network capability;

(c) approximately HKD2,728.01 million (equivalent to approximately RMB2,322 million) for developing innovative businesses, which involves the establishment of specialised teams and business platforms to back up the development of cloud computing, big data, the Internet of Things, industrial Internet, payment finance, video and other businesses; and

(d) approximately HKD15,538.98 million (equivalent to approximately RMB13,226 million) for the repayment of the outstanding principal amount of loans obtained from the banks.

The proceeds have been utilised for the following purposes:

(Unit: RMB, million)

Intended use of proceeds	Intended amounts to be utilised as set out in the circular	Amounts not yet utilised as at 31 December 2019	Actual amounts utilised for the period of 1 January to 31 December 2020	Actual amounts utilised up to 31 December 2020	Amounts not yet utilised as at 31 December 2020 (Note)
Upgrading the 4G network capabilities	39,816	–	–	39,816	–
Technology validation and enablement and launch of trial programs in relation to the 5G network	19,587	16,950	16,950	19,587	–
Developing innovative businesses	2,322	672	297	1,947	375
Repayment of the principal amount of loans	13,226	–	–	13,226	–

Note: The Company plans to change the use of the remaining proceeds of RMB375 million from "Developing innovative businesses" to "Technology validation and enablement and launch of trial programs in relation to the 5G network" in the coming year. The above optimization adjustment was made based on various factors, such as the changes in the market environment of the industry, the use of proceeds in the investment projects, the actual operating conditions of the Company and the priority of the development of investment projects funded by the proceeds, in order to better satisfy the needs for future development of the Company.

70 CHINA UNICOM (HONG KONG) LIMITED

CONNECTED TRANSACTION- ACQUISITION OF 51% EQUITY INTEREST IN FAW COMMUNICATION SCIENCE AND TECHNOLOGY FROM UNICOM GROUP

On 6 November 2020, China United Network Communications Corporation Limited (“CUCL”), a wholly-owned subsidiary of the Company, entered into the FAW Communication Science and Technology Acquisition Agreement with Unicom Group, pursuant to which CUCL agreed to acquire 51% equity interest in Communication Science and Technology Co., Ltd. of Changchun FAW (“FAW Communication Science and Technology”) from Unicom Group, for a purchase price of RMB131,227,590 (approximately HK$150,732,357).

Unicom Group is the ultimate parent company of the Company. Accordingly, Unicom Group is a connected person of the Company and the transaction under the FAW Communication Science and Technology Acquisition Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

The purchase price was determined after arm’s length negotiations between CUCL and Unicom Group, are on normal commercial terms, and with reference to various factors including, but not limited to, the financial and operating performance, development prospect of FAW Communication Science and Technology, the appraised value of total shareholders’ equity of FAW Communication Science and Technology as at 31 December 2019 of approximately RMB260 million (approximately HK$300 million) as set out in the valuation report prepared by an independent appraisal company. The acquisition of the 51% equity interest in FAW Communication Science and Technology will strengthen the cooperation between the Group and China FAW Group Co., Ltd., creating strong alliance so as to complement each other’s advantages, and leverage synergistic benefits, which in turn could help promote the development and improve competitiveness and operation efficiency of FAW Communication Science and Technology, thus further drive the growth of revenue and profit of the Group in future.

CONTINUING CONNECTED TRANSACTIONS

On 21 October 2019, CUCL, a wholly-owned subsidiary of the Company, and Unicom Group entered into a comprehensive services agreement (the “2020-2022 Comprehensive Services Agreement”) to renew certain continuing connected transactions including (i) telecommunications resources leasing; (ii) property leasing; (iii) value-added telecommunications services; (iv) materials procurement services; (v) engineering design and construction services; (vi) ancillary telecommunications services; (vii) comprehensive support services; (viii) shared services; and (ix) financial services, including deposit services, lending and other credit services, and other financial services. Pursuant to the 2020-2022 Comprehensive Services Agreement, CUCL and Unicom Group shall provide certain services and facilities to each other and the receiving party shall pay the corresponding service fees in a timely manner. The 2020-2022 Comprehensive Services Agreement is valid for a term of three years starting from 1 January 2020 and expiring on 31 December 2022.

Unicom Group is the ultimate controlling shareholder of the Company and is therefore a connected person of the Company under the Listing Rules.

Details of the continuing connected transactions under the 2020-2022 Comprehensive Services Agreement are as follows:

(1) Telecommunications Resources Leasing

Unicom Group agrees to lease to CUCL:

(a) certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities); and

(b) certain other telecommunications facilities required by CUCL for its operations.

ANNUAL REPORT 2020 71

REPORT OF THE DIRECTORS

The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities provided that such charges would not be higher than market rates. CUCL shall be responsible for the on-going maintenance of such international telecommunications resources. CUCL and Unicom Group shall determine and agree which party is to provide maintenance service to the telecommunications facilities referred to in (b). Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any telecommunications facilities referred to in (b), CUCL shall pay to Unicom Group the relevant maintenance service charges which shall be determined with reference to market rate, or where there is no market rate, shall be agreed between the parties and determined on a cost-plus basis. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered with or carried out by Independent Third Parties or relevant industry profit margins in the corresponding period of reference. CUCL and Unicom Group agree to settle the net rental charges and service charges due to Unicom Group on a quarterly basis.

For the year ended 31 December 2020, the total charges paid by CUCL to Unicom Group amounted to approximately RMB283 million.

(2) Property Leasing

CUCL and Unicom Group agree to lease to each other properties and ancillary facilities owned by CUCL or Unicom Group (including their respective branch companies and subsidiaries).

The rental charges for the leasing of each other properties and ancillary facilities are based on market rates. Where there is no market rate or it is not possible to determine the market rate, the rate shall be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered with or carried out by Independent Third Parties in the corresponding period of reference. The rental charges are payable quarterly in arrears.

For the year ended 31 December 2020, the rental charges paid by CUCL to Unicom Group amounted to approximately RMB999 million, and the rental charges paid by Unicom Group to CUCL was negligible.

(3) Value-added Telecommunications Services

Unicom Group (or its subsidiaries) agrees to provide the customers of CUCL with various types of value-added telecommunications services.

CUCL shall settle the revenue generated from the value-added telecommunications services with the branches of Unicom Group (or its subsidiaries) on the condition that such settlement will be based on the average revenue for independent value-added telecommunications content providers who provide value-added telecommunications content to CUCL in the same region. The revenue shall be settled on a monthly basis.

72 CHINA UNICOM (HONG KONG) LIMITED

For the year ended 31 December 2020, the total revenue allocated to Unicom Group in relation to value-added telecommunications services amounted to approximately RMB188 million.

(4) Materials Procurement Services

Unicom Group agrees to provide comprehensive procurement services for imported and domestic telecommunications materials and other domestic non- telecommunications materials to CUCL. Unicom Group also agrees to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services. In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above materials procurement.

Charges for the provision of materials procurement services are calculated at the rate of:

(a) up to 3% of the contract value of those procurement contracts in the case of domestic materials procurement; and

(b) up to 1% of the contract value of those procurement contracts in the case of imported materials procurement.

The charges for the provision of materials operated by Unicom Group, and the pricing and/ or charging standard of various materials procurement services, and storage and logistics services commission relevant to the direct material procurement are based on the market rates. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services is provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference. The service charges due to Unicom Group will be settled on a monthly basis.

For the year ended 31 December 2020 the total charges paid by CUCL to Unicom Group amounted to approximately RMB47 million.

(5) Engineering Design and Construction Services

Unicom Group agrees to provide engineering design, construction and supervision services and IT services to CUCL. Engineering design services include planning and design, engineering inspection, telecommunications electronic engineering, telecommunications equipment engineering and corporate telecommunications engineering. Construction services include services relating to telecommunications equipment, telecommunications routing, power supplies, telecommunications conduit, and technical support systems. IT services include services relating to office automation, software testing, network upgrading, research and development of new business, and development of support systems.

The charges for the provision of engineering design and construction services are based on market rates. Market rates refer to the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. When determining the pricing standard, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered with or carried out by Independent Third Parties in the corresponding period of reference. In the event the recipient will determine the specific provider

ANNUAL REPORT 2020 73

REPORT OF THE DIRECTORS

of engineering design and construction services through tender, the provider will be no less qualified and equipped than the Independent Third Parties, and will participate in the tender procedure in a similar manner as the Independent Third Parties. Under such circumstances, the pricing will be determined by the final rate according to the tender procedure.

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

For the year ended 31 December 2020, the total charges paid by CUCL to Unicom Group amounted to approximately RMB2,034 million.

(6) Ancillary Telecommunications Services

Unicom Group agrees to provide to CUCL ancillary telecommunications services, including certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain client telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers’ acquisitions and servicing and other customers’ services.

The charges payable for the provision of ancillary telecommunications services are determined by the market rates between the two parties.

Where there is no market rate or it is not possible to determine the market rates, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services are provided by Independent Third Parties under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

For the year ended 31 December 2020, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB2,735 million.

(7) Comprehensive Support Services

Unicom Group and CUCL agree to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities which are provided under the Telecommunications Resources Leasing above), vehicle services, health and medical services, labour services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services).

The service charges are determined by the market rates between the two parties. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties.

Market rates refer to the rates at which the same or similar type of assets or services are provided by Independent Third Parties under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company shall take into account the rates of at least two

74 CHINA UNICOM (HONG KONG) LIMITED

similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

For the year ended 31 December 2020, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB979 million, and the total services charges paid by Unicom Group to CUCL amounted to approximately RMB229 million.

(8) Shared Services

Unicom Group and CUCL agree to provide shared services to each other, including, but not limited to, the following: (a) CUCL will provide headquarter human resources services to Unicom Group; (b) Unicom Group and CUCL will provide business support centre services to each other; (c) CUCL will provide hosting services related to the services referred to in (a) and (b) above to Unicom Group; and (d) Unicom Group will provide premises to CUCL and other shared services requested by its headquarters. In relation to the services referred to in (b) above, CUCL will provide support services, such as billing and settlement services provided by the business support centre and operational statistics reports.

Unicom Group will provide support services, including telephone card production, development and related services, maintenance and technical support and management services in relation to the telecommunications card operational system.

Unicom Group and CUCL share the costs related to the shared services proportionately in accordance with their respective total assets value, except that the total assets value of the overseas subsidiaries and the listed company of Unicom Group will be excluded from the total asset value of Unicom Group. The shared costs proportion will be agreed between Unicom Group and CUCL in accordance with the total assets value set out in the financial statements provided to each other, as adjusted in accordance with their respective total assets value on an annual basis.

For the year ended 31 December 2020, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB77 million, and the services charges paid by Unicom Group to CUCL was negligible.

(9) Financial Services

CUCL or its subsidiaries agrees to provide financial services to Unicom Group, including deposit services, lending and other credit services, and other financial services. Other financial services include settlement services, acceptance of bills, entrusted loans, credit verification, financial and financing consultation, consultation, agency business, approved insurance agent services, and other businesses approved by China Banking Regulatory Commission.

The key pricing policies are follows:

(a) Deposit Services

The interest rate for Unicom Group’s deposit with CUCL or its subsidiaries will be no more than the maximum interest rate promulgated by the People’s Bank of China for the same type of deposit, the interest rate for the same type of deposit offered to other clients and the applicable interest rate offered by the general commercial banks in PRC for the same type of deposit.

(b) Lending and other credit services

The lending interest rate will follow the interest rate standard promulgated by the People’s Bank of China, and will be no less than the minimum interest rate offered by CUCL and its subsidiaries to other clients for the same type of loan, and the applicable interest rate offered to Unicom Group by the general commercial banks in PRC for the same type of loan. For the

ANNUAL REPORT 2020 75

REPORT OF THE DIRECTORS

year ended 31 December 2020, the maximum daily lending and other credit services balance (including accrued interests) amounted to approximately RMB10,644 million.

(c) Other financial services

The fees to be charged by CUCL or its subsidiaries for the provision of the financial services to Unicom Group will comply with the relevant prescribed rates for such services as determined by the People’s Bank of China or the China Banking Regulatory Commission. Where no relevant prescribed rate is applicable, the fee will be determined with reference to market rates of similar financial services charges and agreed between the parties.

The service charges will be settled between CUCL or its subsidiaries and Unicom Group as and when the relevant services are provided.

For the financial year ended 31 December 2020, the above continuing connected transactions have not exceeded their respective caps.

The Company has formulated and strictly implemented various systems including the Administrative Measures of Connected Transactions of China Unicom to ensure that connected transactions are properly entered into in accordance with pricing mechanisms and the terms of the transactions are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

The staff from the relevant business departments and the connected persons of the Company will negotiate the pricing terms of the continuing connected transactions. These pricing terms will be determined in accordance with the pricing policy principles set out in the 2020-2022 comprehensive services agreement, which should be fair and reasonable and subject to the review of the finance department.

The legal department is responsible for the review of the agreement for connected transactions. The finance department takes the lead in the daily management and supervision of connected transactions, including liaising with the relevant business departments for account reconciliation with connected parties, monitoring the implementation of connected transactions together with business departments on a routine basis and performing supervisory examination. The finance department regularly reports the status of the implementation of connected transactions to the Audit Committee. The audit department includes review on connected transactions into the scope of annual internal control assessment and reports the results to the management.

Furthermore, the aforesaid continuing connected transactions have been reviewed by independent non- executive directors of the Company. The independent non-executive directors confirmed that the aforesaid continuing connected transactions were entered into (a) in the ordinary and usual course of business of the Group; (b) either on normal commercial terms or better or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from independent third parties; and (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Company’s independent auditor was engaged to report on the Group’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. The independent auditor has issued an unqualified letter containing his findings and conclusions in respect of the continuing connected transactions disclosed by the Group in pages 71 to 76 of this annual report in accordance with paragraph 14A.56 of the Listing Rules. The independent auditors’ letter has confirmed that

76 CHINA UNICOM (HONG KONG) LIMITED

nothing has come to their attention that cause them to believe that the continuing connected transactions:

(A) have not been approved by the Board;

(B) were not, in all material respects, in accordance with the pricing policies of the Group as stated in this annual report;

(C) were not entered into, in all material respects, in accordance with the relevant agreements governing the continuing connected transactions; and

(D) have exceeded their respective annual caps for the financial year ended 31 December 2020 set out in the previous announcements of the Company.

A copy of the independent auditor’s letter has been provided by the Company to the Hong Kong Stock Exchange.

The Company confirms that it has complied with the requirements of Chapter 14A of the Listing Rules in relation to all connected transactions and continuing connected transactions to which any Group member was a party during 2020. Please refer to Note 45 to the consolidated financial statements for a summary of the related party transactions entered into by the members of the Group for the year ended 31 December 2020.

CORPORATE GOVERNANCE REPORT

Report on the Company’s corporate governance is set out in “Corporate Governance Report” on pages 38 to

61.

NYSE COMMENCED PROCEEDINGS TO DELIST THE ADSs

The former US President issued an executive order 13959 (the “Executive Order”) on 12 November 2020, and subsequently the US Department of Treasury’s Office of Foreign Assets Control issued the guidance. The Executive Order and the guidance prohibit any transaction by any US person in publicly traded securities (including, among others, derivatives thereof) of certain Chinese companies, including the Company.

The New York Stock Exchange (“NYSE”) staff determined that, based on the Executive Order and the guidance, it commenced the process to delist the Company’s American Depositary Shares (the “ADSs”) and suspended trading in the Company’s ADSs from 11 January 2021. Since its listing on The Stock Exchange of Hong Kong Limited and the NYSE in 2000, the Company has complied strictly with the laws and regulations, market rules as well as regulatory requirements of its listing venues, and has been operating in accordance with laws and regulations. The Company was disappointed by the Executive Order and NYSE decisions, which led to a negative impact on the trading prices of its ordinary shares and ADSs and harmed the interests of the Company and its shareholders. In order to protect the interests of the Company and its shareholders, on 20 January 2021, the Company filed with the NYSE a written request for a review of the determination by a Committee of the Board of Directors of the NYSE. Please refer to the Company’s announcement dated 21 January 2021 for details. The Company will continue to pay close attention to the development of related matters and also seek professional advice and reserve all rights to protect lawful rights of the Company.

MATERIAL LEGAL PROCEEDINGS

As a company incorporated in Hong Kong and dual-listed in Hong Kong and the United States, the Company adopts the Companies Ordinance of Hong Kong, the Securities and Futures Ordinance of Hong Kong, Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the regulatory requirements for non-US companies listed in the United States, the Company’s Articles of Association and other related laws and regulations as the basic guidelines for the Company’s corporate governance.

The principal activities of Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The Company is required to comply with the Telecommunications Regulations of the People’s Republic of China, Administrative Regulations on Telecommunications

ANNUAL REPORT 2020 77

REPORT OF THE DIRECTORS

Companies with Foreign Investments, Cybersecurity Law of the People’s Republic of China and other related laws and regulations. At the same time, oversea subsidiaries of the Company are also required to comply with the related laws and regulations where their business operations are located.

For the year ended 31 December 2020, the Company had not been involved in any material litigation, arbitration or administrative proceedings. So far as the Company is aware of, no such litigation, arbitration or administrative proceedings were pending or threatened as at 31 December 2020.

PUBLIC FLOAT

Based on publicly available information and so far as Directors are aware, the Company has maintained the specified amount of public float as required by the Hong Kong Stock Exchange during the year ended 31 December 2020 and as at the date of this annual report.

DONATIONS

For the year ended 31 December 2020, the Group made charitable and other donations in an aggregate amount of approximately RMB6.37 million.

CLOSURE OF REGISTER OF MEMBERS

For the purpose of ascertaining the shareholders’ rights to attend and vote at the Annual General Meeting (and any adjournment thereof) on 13 May 2021, and entitlement to the 2020 Final Dividend, the register of members of the Company will be closed. Details of such closures are set out below:

(1) For ascertaining the shareholders’ rights to attend and vote at the Annual General Meeting:

Latest time to lodge transfer documents for registration 4:30 p.m. of 5 May 2021 Closure of register of members From 6 May 2021 to 13 May 2021 Record date 6 May 2021

(2) For ascertaining the shareholders’ entitlement to the 2020 Final Dividend:

Latest time to lodge transfer documents for registration 4:30 p.m. of 21 May 2021 Closure of register of members 24 May 2021 Dividend Record date 24 May 2021

During the above closure periods, no transfer of shares will be registered. To be eligible to attend and vote at the Annual General Meeting, and to qualify for the 2020 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than the aforementioned latest times.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2020 FINAL DIVIDEND

Pursuant to (i) the “Notice Regarding Matters on Determination of Tax Residence Status of Chinese- controlled Offshore Incorporated Enterprises under Rules of Effective Management” (the “Notice”) issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”); (ii) the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”); and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise income tax when it pays the 2020 Final Dividend to its non-resident enterprise shareholders. The enterprise income tax is 10% on the amount of dividend paid to non-resident enterprise shareholders (the “Enterprise Income Tax”), and the withholding and payment obligation lies with the Company.

78 CHINA UNICOM (HONG KONG) LIMITED

As a result of the foregoing, in respect of any shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2020 Final Dividend payable to them after deducting the amount of

Enterprise Income Tax payable on such dividend. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or Shenzhen-Hong Kong Stock Exchange (the Shanghai-Hong Kong Stock Connect or Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2020 Final Dividend after deducting the amount of Enterprise Income Tax payable on such dividend.

In respect of any shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are individual shareholders, there will be no deduction of Enterprise Income Tax from the dividend that such shareholder is entitled to.

Shareholders who are not individual shareholders listed on the Company’s register of members and who (i) are resident enterprises of the People’s Republic of China (the “PRC”) (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2020 Final Dividend, should lodge with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, at or before 4:30 p.m. of 21 May 2021, and present the documents from such shareholder’s governing tax authority in the PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such shareholder is entitled to.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the Enterprise Income Tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government agencies and adhere strictly to the information set out in the Company’s register of members on the Dividend Record Date. The Company assumes no liability whatsoever in respect of and will not process any claims, arising from any delay in, or inaccurate determination of, the status of the shareholders, or any disputes over the mechanism of withholding.

INDEPENDENT AUDITOR

The Hong Kong financial reporting and U.S. financial reporting for the year ended 31 December 2020 have been audited by KPMG and KPMG Huazhen LLP, respectively, which will retire as auditors of the Group upon expiration of their current term of office at the close of 2021 annual general meeting of the Company. The Board, as recommended by the audit committee of the Company, has resolved to propose to the shareholders of the Company at the AGM to approve the appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, for the year ending 31 December 2021.

By Order of the Board

Wang Xiaochu

Chairman and Chief Executive Officer

Hong Kong, 11 March 2021

ANNUAL REPORT 2020 79

Human

RESOURCES DEVELOPMENT

Adhering to the team collaboration approach, China Unicom continuously optimises its system and mechanism, allowing employees and teams who highly contributing to customer needs and enhancing corporate value to share higher returns, thus achieving the mutual growth of the Company and the employees . In 2020, underpinned by the goals of promoting “staff in and out”, “post up and down” and “compensation up and down”, China Unicom paid continuous efforts to deepen the human resources system reform, providing human resources support for the Company’s comprehensive digital transformation and achieving sustainable high-quality development.

Supply-side reforms in human resources continued to improve efficiency and rationalise structure. The Company uncovered the master map of manpower deployment, thereby making the Group’s overall human resource allocation more transparent, and improving efficiency comprehensively on the organizational structure, professional structure, rank and position and other dimensions. China Unicom’s employee productivity continuously increased. The Company continued to optimise its employee structure integrating the subdivision of performing unit reform, which redeployed about 6,000 employees at all levels to frontline positions at sub-divided units directly contributing to value creation. China Unicom also strengthened the effort to recruit talents in enhancing the digital transformation of the Company and the number of high school graduates recruited increased by 6% year-on-year.

The Company adopted performance-based compensation as the principal mechanism with a diversified remuneration structure . The Company improved the employee compensation distribution and performance evaluation mechanism to achieve the aligned growth of employee benefits and the return and efficiency of the Company. The Company optimised its value-based internal remuneration distribution mechanism, further widening the gap in remuneration and stimulating the vibrancy of micro-entities. The Company launched an integrated incentive reporting system, which is able to deliver customised annual

80 CHINA UNICOM (HONG KONG) LIMITED

ANALYSIS OF STAFF COMPOSITION


By Education Background
Postgraduate or above
8.32%
Secondary school or below
12.53%
College
19.11%
Bachelor degree
60.04%
Personnel By Profession
Administrative & Support
6.73%
Others
3.17%
Management
11.66%
Marketing
27.95%
Technical
50.49%

For further details of Human Resources Development, please refer to the relevant sections of the Company's detailed Corporate Social Responsibility Report 2020 to be published in June 2021. Please visit the Company's website at www.chinaunicom.com.hk.

remuneration report to the employees, further enhancing employees' sense of achievement. A long-term incentive system was also established to effectively attract, retain, and appropriately compensate talents.

Focusing on the top-level design, the Company conducted comprehensive analysis on the leadership team structure and the overall planning and coordination with due regard to the needs of the Company in the course of development. China Unicom enhanced the capability on digital transformation, strengthened the supervision of managers and motivating managers at all levels to take new responsibilities and deliver new initiatives in the new era. The Company further strengthened the young manager development, as well as the communication between the headquarters and the frontlines, and actively pushed forward the implementation of the director accountability system. While promoting the withdrawn rate of managers of no less than 1.5% per annum, the Company stepped up effort to withdraw managers, further stimulating their vitality.

The Company strengthened on professional talent pipeline development. A four-tier professional grade structure namely, practice leaders, experts, core members and new talents, comprising of 18,000 members from 14 professional fields including IT, operating and maintenance, research and development, government and enterprise, marketing, etc. was developed. The Company deepened the implementation of "418" talent development initiative in the innovative areas and stepped up on talents recruitment. In 2020, 3 top talents were recruited at the headquarters, and nearly 30 top talents were recruited at the branch and subsidiary levels. The Company conducted innovation capability certification in IT and government and enterprise services, and a total of 25,000 employees had passed the examination in 2020.

Focusing on the demand for digital transformation, the Company reshaped its staff education and training system to enhance the training on transformation empowerment. To further strengthen and cultivate the digital capability of employees, annual key training plans for management personnel and professional talents were formulated, while continuously carrying out professional improvement and transformation training for all groups.

ANNUAL REPORT 2020 81

Social RESPONSIBILITY 82 CHINA UNICOM (HONG KONG) LIMITED

China Unicom is always committed to integrating its own development with broader social responsibility to achieve the harmony and alignment of corporate interests and social goals. In 2020, under the guidance of the new development philosophies of innovation, coordination, green, openness and sharing, the Company continued to practically implement national strategic plans such as Cyber Superpower, Digital China and the “Belt and Road Initiative”, etc. and strived to promote comprehensive digital transformation, fully supporting the transformation and upgrade of the economy and society. In the face of the sudden COVID-19, the Company quickly responded with respect to epidemic prevention and communication assurance. It emphasised on both epidemic prevention and business operations to ensure smooth network communication, sound service and effective support. It fully leveraged its new digital technology edges to support precise epidemic prevention and the resumption of work, production and schooling, thereby contributing to the winning of the battle against COVID-19 and fully fulfilling its role as a key pillar of a great nation. DIGITALLY STRENGTHENED THE FOUNDATION OF CYBER SUPERPOWER TO ENHANCE VALUE The Company adheres to people-oriented values and fundamental principles. It accelerated the construction of high-speed, mobile, secure and ubiquitous new infrastructure, improved network quality and operational efficiency through digitisation, accelerated network construction in remote areas and insisted on network information security, continuously solidifying the foundation of a digital economy and striving to develop our country into a Cyber Superpower and Digital China. DIGITALLY IMPROVED PEOPLE’S LIVING QUALITY TO SEEK GROWTH Shouldering Cyber Superpower missions, the Company leveraged high-quality information and communication infrastructure to continuously enrich the substance of communication products and services. It vigorously improved network quality and customer experience and committed itself to improving the nation’s overall information technology development. It provided customers with satisfying and high-quality communication services, letting more consumers share the benefits of technological advancement and enjoy better service experience and perception. DIGITALLY IMPROVED GOVERNANCE EFFICIENCY TO FOCUS ON FUNDAMENTALS As a “pioneer” in the mixed-ownership reform of central state-owned enterprises, China Unicom undertook comprehensive digital transformation. Guided by the market-oriented allocation of factors of production, the Company deeply reformed systems and mechanisms and accelerated the establishment of new mechanism that stimulates the vitality of micro entities to better adapt production functions to productivity changes. At the same time, the Company practiced green development philosophies by building green networks and promoting the green transformation of production and operation, leading to significant improvement in operational efficiency. DIGITALLY IGNITED THE ENGINE OF TECHNOLOGICAL INNOVATION TO STRENGTHEN GROWTH MOMENTUM As the main force in building a technology superpower, the Company committed to proprietary development and improvement of technology. It seized the new opportunities for technological innovation brought by the digital economy, enhanced its own innovation capabilities, and nurtured a flourishing and synergetic innovation ecosystem. It accelerated the transformation of technological innovation achievements into actual production, and enriched and expanded new innovative technology products, assisting the government in efficient social governance and serving the digital transformation of numerous industries. ANNUAL REPORT 2020 83

SOCIAL RESPONSIBILITY DIGITALLY PROMOTED TALENT TRANSFORMATION AND DEVELOPMENT TO REINFORCE PASSION The Company attaches great importance to staff development and believes that a company thrives with talents. Serving both corporate and staff development purposes, the Company restructured its staff mix through digital transformation and focused on cultivating a group of professionals with true technological innovation expertise and ability to lead in industry competition. Meanwhile, the Company effectively protected the legitimate interests of its staff, and encouraged them to actively participate in corporate management, letting them share the fruits of reform and development and grow together with the Company. DIGITALLY BUILT A MUTUALLY BENEFICIAL AND WIN-WIN ECOSYSTEM TO EXPAND COOPERATION Under the new landscape of accelerated digital transformation across the world, the Company continuously strengthened cooperation with fellow operators, strategic investors, Internet companies and supply chain partners, etc. to promote coordinated industry development and network “co-build co-share”. It drove the optimisation and upgrade of the supply chain and nurtured a flourishing digital innovation ecosystem to jointly promote the improvement of people’s living quality and the construction of an intelligent society. CHINA UNICOM’S SOCIAL RESPONSIBILITY STRATEGY SYSTEM Create and Enhance CUSTOMERS SHAREHOLDERS GOVERNMENT COMMUNITY 84 CHINA UNICOM (HONG KONG) LIMITED

SOCIAL RESPONSIBILITY MANAGEMENT • Implementing social responsibility strategies • Improving social responsibility organizations • Establishing social responsibility systems • Assessing social responsibility capabilities • Selecting social responsibility participation Innovate on application services to support digital economy Build premium network to support cyber superpower development Support industry development through open and win-win cooperation Practise green development and promote energy conservation in society Share with society to promote social harmony Care about staff growth and enhance sense of reward Value EMPLOYEES PARTNERS PEERS The Company will publish its detailed Corporate Social Responsibility Report 2020 in June 2021. For more details, please visit the Company’s website at https://www.chinaunicom.com.hk. ANNUAL REPORT 2020 85

SOCIAL RESPONSIBILITY

86 CHINA UNICOM (HONG KONG) LIMITED

ANNUAL REPORT 2020 87

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

Opinion

We have audited the consolidated financial statements of China Unicom (Hong Kong) Limited (“the Company”) and its subsidiaries (“the Group”) set out on pages 93 to 185, which comprise the consolidated statement of financial position as at 31 December 2020, the consolidated statement of income, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2020 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and have been properly prepared in compliance with the Hong Kong Companies Ordinance.

Basis for opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the HKICPA. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”) and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

88 CHINA UNICOM (HONG KONG) LIMITED

Revenue recognition

Refer to note 6 to the consolidated financial statements on page 133 and the accounting policies on page 118 to 119.

The Key Audit Matter How the matter was addressed in our audit

The Group’s revenue is primarily generated from the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sales of telecommunications products.

The accuracy of revenue recorded in the consolidated financial statements is an inherent industry risk because the billing systems of telecommunications companies are complex and process large volumes of data with a combination of different products sold during the year, through a number of different systems.

Significant management judgement can be required in determining the appropriate measurement and timing of recognition of different performance obligations within contracts containing bundled sales packages, which may include services and telecommunication products such as handsets, and complex settings are required in the Group’s information technology (“IT”) systems to achieve the appropriate allocation of transaction prices.

We identified revenue recognition as a key audit matter because revenue is one of the key performance indicators of the Group and because it involves complex IT systems and management judgement both of which give rise to an inherent risk that revenue could be recorded in the incorrect period or could be subject to manipulation to meet targets or expectations.

Our audit procedures to assess the recognition of revenue included the following:

assessing, with the assistance of our internal IT specialists, the design, implementation and operating effectiveness of management’s key internal controls over the general IT environment in which the business systems operate, including access to program controls, program change controls, program development controls and computer operation controls;

assessing, with the assistance of our internal IT specialists, the design, implementation and operating effectiveness of management’s key internal IT controls over the completeness and accuracy of rating and bill generation and the end-to-end reconciliation controls from the rating and billing systems to the accounting system;

selecting bills issued to customers, on a sample basis, and comparing the details with the corresponding accounts receivable details and cash receipts;

reconciling the Group’s revenue to the cash collection records on a sample basis;

recalculating the balances of accounts receivable and advances from customers with the use of electronic audit tools using data extracted from the business support systems and reconciling the results to the Group’s financial records;

assessing, on a sample basis, the standalone selling prices determined by the Group for services and handsets offered in mobile handset bundled sales packages, by comparison with the observable prices of the service or handset when the Group sells that service or handset separately in similar circumstances and to similar customers;

assessing, on a sample basis, the settings in the IT system for revenue allocation between the services and handsets offered in mobile handset bundled sales packages by comparing the settings with the Group’s allocation basis and recalculating and comparing the allocation results with the system generated results;

evaluating journals entries posted to revenue accounts, on a specific risk-based sample basis, and comparing details of these journals entries with relevant underlying documentation, which included service contracts and progress reports.

ANNUAL REPORT 2020 89

INDEPENDENT AUDITOR’S REPORT

Carrying value of property, plant and equipment (“PP&E”)

Refer to note 15 to the consolidated financial statements on pages 144 to 145 and the accounting policies on pages 109 to 110.

The Key Audit Matter How the matter was addressed in our audit

The Group continues to incur a significant level of capital expenditure in connection with the expansion of its network coverage and improvements to network quality. The carrying value of PP&E as at 31 December 2020 was approximately RMB364,187 million.

There are a number of areas where management judgement impacts the carrying value of PP&E, and the related depreciation profiles. These include:

determining which costs meet the criteria for capitalisation;

determining the date on which construction-in-progress is transferred to property, plant and equipment and depreciation commences;

the estimation of economic useful lives and residual values assigned to property, plant and equipment.

We identified the carrying value of property, plant and equipment as a key audit matter because of the high level of management judgement involved and because of its significance to the consolidated financial statements.

Our audit procedures to assess the carrying value of PP&E included the following:

assessing the design, implementation and operating effectiveness of key internal controls over the completeness, existence and accuracy of property, plant and equipment, including the key internal controls over the estimation of useful economic lives and residual values;

assessing, on a sample basis, costs capitalised during the year by comparing the costs capitalised with the relevant underlying documentation, which included purchase agreements and invoices, and assessing whether the costs capitalised met the relevant criteria for capitalisation; which included comparing interest rates to loan agreements, recalculating the interest capitalisation rate and assessing, on a sample basis, the calculation of interest capitalised in construction-in-progress;

challenging the date of transferring construction-in-progress to PP&E by examining the inspection reports and/or project progress reports, on a sample basis;

evaluating management’s estimation of useful economic lives and residual values by considering our knowledge of the business and practices adopted in the wider telecommunications industry.

Information other than the consolidated financial statements and auditor’s report thereon

The directors are responsible for the other information. The other information comprises all the information included in the annual report, other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

90 CHINA UNICOM (HONG KONG) LIMITED

Responsibilities of the directors for the consolidated financial statements

The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and HKFRSs issued by the HKICPA and the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The directors are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. This report is made solely to you, as a body, in accordance with section 405 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

ANNUAL REPORT 2020 91

INDEPENDENT AUDITOR’S REPORT

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Chan Kim Tak.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road Central, Hong Kong

11 March 2021

92 CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF INCOME

(All amounts in Renminbi (“RMB”) millions, except per share data)

Year ended 31 December

Note 2020 2019

Revenue 6 303,838 290,515

Interconnection charges (10,574) (11,513) Depreciation and amortisation (83,017) (83,080) Network, operation and support expenses 7 (46,286) (43,236) Employee benefit expenses 8 (55,740) (50,516) Costs of telecommunications products sold 9 (26,862) (26,412) Other operating expenses 10 (70,237) (64,480) Finance costs 11 (1,747) (2,123) Interest income 1,366 1,272 Share of net profit of associates 1,588 1,359 Share of net profit of joint ventures 787 646 Other income — net 12 2,911 1,735

Profit before income tax 16,027 14,167 Income    tax expenses 13 (3,450) (2,795)

Profit    for the year 12,577 11,372

Profit attributable to:

Equity shareholders of the Company 12,493 11,330

Non-controlling interests 84 42

Earnings per share for profit attributable to equity shareholders of the Company during the year:

Basic    earnings per share (RMB) 14 0.41 0.37 Diluted    earnings per share (RMB) 14 0.41 0.37 Details of dividends attributable to equity shareholders of the Company for the years ended 31 December 2020 and 2019 are set out in Note 32.

The notes on pages 102 to 185 are an integral part of these consolidated financial statements.

ANNUAL REPORT 2020 93

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in RMB millions)

Year ended 31 December 2020 2019

Profit for the year 12,577 11,372

Other comprehensive income

Items that will not be reclassified to statement of income:

Changes in fair value of financial assets measured at FVOCI (non-recycling) (1,482) (583) Tax effect on changes in fair value of financial assets measured at FVOCI (non-recycling) 4 2

Changes in fair value of financial assets measured at FVOCI, net of tax (non-recycling) (1,478) (581) Others (5) (1)

(1,483) (582)

Item that may be reclassified subsequently to statement of income:

Changes in fair value of financial assets measured at FVOCI, net of tax (recycling) 34 — Currency translation differences (257) 81

(223) 81 Other    comprehensive income for the year, net of tax (1,706) (501) Total    comprehensive income for the year 10,871 10,871

Total comprehensive income attributable to:

Equity shareholders of the Company 10,787 10,829 Non-controlling interests 84 42 The notes on pages 102 to 185 are an integral part of these consolidated financial statements.

94 CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENT

OF FINANCIAL POSITION

(All amounts in RMB millions)

As at 31 December

Note 2020 2019

ASSETS

Non-current assets

Property, plant and equipment 15 364,187 367,401 Right-of-use assets 16 37,960 43,073 Goodwill 17 2,771 2,771 Interest in associates 19 38,802 36,445 Interest in joint ventures 20 5,656 4,771 Deferred income tax assets 13 745 1,226 Contract assets 21 103 595 Contract costs 22 3,672 4,923 Financial assets measured at fair value 23 3,493 3,891 Other assets 25 14,591 13,808

471,980 478,904

Current assets

Inventories and consumables 26 1,951 2,359 Contract assets 21 823 1,308 Accounts receivable 27 16,287 17,233 Prepayments and other current assets 28 15,882 12,456 Amounts due from ultimate holding company 45 10,570 7,688 Amounts due from related parties 45 195 240 Amounts due from domestic carriers 3,665 3,448 Financial assets measured at fair value 23 24,189 202 Short-term bank deposits and restricted deposits 24 11,989 3,716 Cash and cash equivalents 29 23,085 34,945

108,636 83,595

Total assets 580,616 562,499

ANNUAL REPORT 2020 95

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts in RMB millions)

	Note	As at 31 December 2020	2019
EQUITY			
Equity attributable to equity shareholders of the Company			
Share capital	30	254,056	254,056
Reserves	31	(18,821)	(18,803)
Retained profits			
— Proposed final dividend	32	5,018	4,529
— Others		86,334	80,265
		326,587	320,047
Non-controlling interests		933	708
Total equity		327,520	320,755
LIABILITIES			
Non-current liabilities			
Long-term bank loans	33	2,482	2,869
Promissory notes	34	998	998
Corporate bonds	35	1,999	2,998
Lease liabilities	36	16,458	21,535
Deferred income tax liabilities	13	64	87
Deferred revenue	37	5,927	4,851
Amounts due to related parties	45	3,042	3,042
Other obligations	38	98	174
		31,068	36,554

96 CHINA UNICOM (HONG KONG) LIMITED

As at 31 December

Note 2020 2019

Current liabilities

Short-term bank loans 39 740 5,564 Commercial papers 40 7,000 8,995 Current portion of long-term bank loans 33 418 437 Current portion of corporate bonds 35 1,000 —Lease liabilities 36 11,503 10,790 Accounts payable and accrued liabilities 41 134,437 117,525 Bills payable 5,482 4,039 Taxes payable 2,805 1,534 Amounts due to ultimate holding company 45 1,640 1,779 Amounts due to related parties 45 9,183 7,851 Amounts due to domestic carriers 2,291 2,174 Dividend payable — 920 Current portion of other obligations 38 2,529 2,604 Contract liabilities 21 42,641 40,648 Advances from customers 359 330

222,028 205,190 Total    liabilities 253,096 241,744 Total    equity and liabilities 580,616 562,499 Net    current liabilities (113,392) (121,595) Total    assets less current liabilities 358,588 357,309 The notes on pages 102 to 185 are an integral part of these consolidated financial statements.

Approved and authorised for issue by the Board of Directors on 11 March 2021 and signed on behalf of the Board by:

Wang Xiaochu Zhu Kebing

Director Director

ANNUAL REPORT 2020 97

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(All amounts in RMB millions)

		Attributable to equity shareholders of the Company								
	Note	Share capital	General risk reserve	Investment revaluation reserve	Statutory reserves	Other reserves	Retained profits	Total	Non-controlling interests	Total equity
Balance at 1 January 2019		254,056	474	(7,375)	28,912	(42,272)	79,053	312,848	364	313,212
Total comprehensive income for the year		–	–	(581)	–	80	11,330	10,829	42	10,871
Capital contribution from non-controlling interests		–	–	–	–	206	–	206	302	508
Share of an associate's other reserves		–	–	–	–	(307)	–	(307)	–	(307)
Appropriation to statutory reserves		–	–	–	1,273	–	(1,273)	–	–	–
Appropriation to other reserves		–	216	–	–	–	(216)	–	–	–
Dividends relating to 2018	32	–	–	–	–	–	(4,100)	(4,100)	–	(4,100)
Capital contribution relating to share-based payment borne by A Share Company	44	–	–	–	–	571	–	571	–	571
Balance at 31 December 2019		254,056	690	(7,956)	30,185	(41,722)	84,794	320,047	708	320,755
Balance at 1 January 2020		254,056	690	(7,956)	30,185	(41,722)	84,794	320,047	708	320,755
Total comprehensive income for the year		–	–	(1,478)	–	(228)	12,493	10,787	84	10,871
Share of an associate's other reserves		–	–	–	–	(37)	–	(37)	–	(37)
Appropriation to statutory reserves		–	–	–	1,246	–	(1,246)	–	–	–
Appropriation to other reserves		–	160	–	–	–	(160)	–	–	–
Dividends relating to 2019	32	–	–	–	–	–	(4,529)	(4,529)	–	(4,529)
Capital contribution relating to share-based payment borne by A Share Company	44	–	–	–	–	375	–	375	–	375
Others		–	–	–	–	(56)	–	(56)	141	85
Balance at 31 December 2020		254,056	850	(9,434)	31,431	(41,668)	91,352	326,587	933	327,520

The notes on pages 102 to 185 are an integral part of these consolidated financial statements.

98 CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENT

OF CASH FLOWS

(All amounts in RMB millions)

Year ended 31 December 2020 2019

Cash flows from operating activities

Cash generated from operations 107,428 94,952 Interest received 1,309 1,551 Interest paid (1,832) (2,521) Income tax paid (1,354) (304)

Net cash inflow from operating activities 105,551 93,678

Cash flows from investing activities

Purchase of property, plant and equipment and right-of-use assets (53,981) (56,187) Purchase of other assets (4,675) (4,355) Proceeds from disposal of property, plant and equipment and other assets 1,647 1,512 Acquisition of financial assets measured at FVPL (5,751) (423) Proceeds from disposal of financial assets measured at FVPL 4,268 531 Acquisition of debt securities measured at FVOCI (recycling) (42,650) —Proceeds from disposal of debt securities measured at FVOCI (recycling) 19,511 —Acquisition of other financial assets measured at amortised cost (9,050) —Proceeds from disposal of other financial assets measured at amortised cost 9,050 —Dividend received from financial assets measured at FVOCI (non-recycling) 210 205 Acquisition of interest in associates (1,349) (15) Acquisition of interest in joint ventures (117) (137) Proceeds from disposal of associates and a joint venture 19 —Dividends received from associates 546 82 (Increase)/Decrease in short-term bank deposits and restricted deposits (6,900) 34 Lending by Unicom Group Finance Company Limited (“Finance Company”) to a related party (16,500) (11,434) Repayment of loans from related parties to Finance Company 13,704 11,134

Net cash outflow from investing activities (92,018) (59,053)

ANNUAL REPORT 2020 99

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in RMB millions)

Year ended 31 December

Note 2020 2019

Cash flows from financing activities

Capital contributions from non-controlling interests 66 508 Proceeds from short-term bank loans 2,740 28,784 Proceeds from commercial papers 8,000 8,995 Proceeds from promissory notes — 992 Proceeds from corporate bonds — 2,000 Loans from a related party — 50 Repayment of short-term bank loans (7,564) (38,290) Repayment of long-term bank loans (395) (418) Repayment of commercial papers (10,000) —Repayment of related party loans (50) (48) Repayment of corporate bonds — (17,000) Capital element of lease rentals paid (11,696) (11,123) Payment of issuing expense for commercial papers (7) —Dividends paid to equity shareholders of the Company 32 (5,447) (4,100) Net deposits with Finance Company by related parties 283 236 Increase in statutory reserve deposits placed by Finance Company (1,140) (351)

Net cash outflow from financing activities (25,210) (29,765)

Net (decrease)/increase in cash and cash equivalents (11,677) 4,860 Cash and cash equivalents, beginning of year 34,945 30,060 Effect of changes in foreign exchange rate (183) 25

Cash    and cash equivalents, end of year 29 23,085 34,945

Analysis of the balances of cash and cash equivalents:

Cash balances 1 1 Bank balances 23,084 34,944

23,085 34,945

The notes on pages 102 to 185 are an integral part of these consolidated financial statements.

100 CHINA UNICOM (HONG KONG) LIMITED

(a) The reconciliation of profit before income tax to cash generated from operating activities is as follows:

Year ended 31 December 2020 2019

Profit before income tax 16,027 14,167 Adjustments for: Depreciation and amortisation 83,017 83,080 Interest income (1,366) (1,272) Finance costs 1,564 1,991 Loss on disposal of property, plant and equipment 2,365 2,179 Credit loss allowance and write-down of inventories 5,584 3,663 Dividend from financial assets measured at FVOCI (non-recycling) (210) (205) Gains on disposal of financial assets measured at FVPL (87) (24) Investment income from debt securities measured at FVOCI (recycling) (174) —Fair value gains on financial assets measured at FVPL (154) (96) Share of net profit of associates (1,588) (1,359) Share of net profit of joint ventures (787) (646) Expenses for restricted shares of A Share Company granted to the Group’s employees 375 571

Changes in working capital:

Increase in accounts receivable (4,151) (5,928) Decrease/(Increase) in contract assets 1,125 (122) Increase in contract costs (1,371) (2,188) Decrease/(Increase) in inventories and consumables 59 (335) (Increase)/Decrease in restricted deposits (233) 321 Increase in other assets (1,694) (796) Increase in prepayments and other current assets (4,178) (1,876) Increase in amounts due from ultimate holding company (36) (7) (Increase)/Decrease in amounts due from related parties (5) 745 (Increase)/Decrease in amounts due from domestic carriers (217) 364 Increase in accounts payable and accrued liabilities 8,210 2,386 Increase in taxes payable 1,271 623 Increase in advances from customers 29 2 Increase/(Decrease) in contract liabilities 1,993 (2,002) Increase in deferred revenue 1,076 1,164 Decrease in other obligations (198) (16) (Decrease)/Increase in amounts due to ultimate holding company (11) 322 Increase in amounts due to related parties 1,076 216 Increase in amounts due to domestic carriers 117 30

Cash    generated from operations 107,428 94,952

ANNUAL REPORT 2020 101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sales of telecommunications products in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (hereinafter referred to as “A Share Company”), a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002.

The directors of the Company consider Unicom BVI and China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”) as the immediately holding company and ultimate holding company, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Statement of compliance

The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs. The financial statements also comply with HKFRSs as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”) and the requirements of the Hong Kong Companies Ordinance.

102 CHINA UNICOM (HONG KONG) LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, except that the following assets are stated at their fair value set out below:

• Financial assets measured at fair value

The consolidated financial statements prepared by the PRC subsidiaries for PRC statutory reporting purposes are based on the Chinese Accounting Standards for Business Enterprises (“CAS”) issued by the Ministry of Finance (“MOF”) of the PRC, which became effective from 1 January 2007 with certain transitional provisions. There are certain differences between the Group’s IFRS/HKFRS financial statements and PRC financial statements. The principal adjustments made to the PRC financial statements to conform to IFRSs/HKFRSs include the following:

• reversal of the revaluation surplus or deficit and related amortisation charges arising from the revaluation of prepayments for the leasehold land performed by independent valuers for the purpose of reporting to relevant PRC government authorities, and adjustment for corresponding deferred taxation;

• recognition of goodwill associated with the acquisition of certain subsidiaries prior to 2005; and

• recognition of the dilution gain or loss of interest in equity-accounted investee.

(a) Going Concern Assumption

As at 31 December 2020, current liabilities of the Group exceeded current assets by approximately RMB113.4 billion (2019: approximately RMB121.6 billion). Considering the current economic conditions and taking into account of the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

• The Group’s continuous net cash inflows from operating activities;

• Approximately RMB352.4 billion of revolving banking facilities and registered quota of corporate bonds, of which approximately RMB348.4 billion was unutilised as at 31 December 2020; and

• Other available sources of financing from domestic banks and other financial institutions in view of the Group’s good credit history.

In addition, the Group believes it has the ability to raise funds from short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital commitments, expected capital expenditure and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2020 have been prepared on a going concern basis.

ANNUAL REPORT 2020 103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of preparation (Continued)

(b) Critical Accounting Estimates and Judgment

The preparation of the consolidated financial statements in conformity with IFRSs/HKFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRSs/HKFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 4.

(c) New Accounting Standards and Amendments

The IASB and HKICPA have issued a number of amendments to IFRSs/HKFRSs and IASs/HKASs that are first effective for the current accounting period of the Group. Of these, the following amendments are relevant to the Group’s consolidated financial statements:

Amendments to IFRS/HKFRS 3, “Definition of a business”

Amendments to IFRS/HKFRS 9, IAS/HKAS 39 and IFRS/HKFRS 7, “Interest Rate Benchmark Reform”

Amendments to IAS/HKAS 1 and IAS/HKAS 8, “Definition of Material”

Amendments to IFRS/HKFRS 16, “Covid-19-Related Rent Concessions”

None of the amendments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this consolidated financial statements. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. In particular, the Group does not take advantage of the practice expedient available under the amendments to IFRS/HKFRS 16, “Covid-19-related Rent Concessions” on lease modifications.

104 CHINA UNICOM (HONG KONG) LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of preparation (Continued)

(d) Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2020.

The IASB and HKICPA has issued a number of amendments to IFRSs/HKFRSs and IASs/HKASs which are not yet effective for the year ended 31 December 2020 and which have not been adopted in these consolidated financial statements. Of these, the following developments are relevant to the Group’s consolidated financial statements:

Effective for accounting periods beginning on or after

Amendments to IFRS/HKFRS 9, IAS/HKAS 39, IFRS/HKFRS 7, IFRS/HKFRS 4 and IFRS/

HKFRS 16, “Interest Rate Benchmark Reform — Phase 2” 1 January, 2021 Amendments to IFRS/HKFRS 3, “Reference to the Conceptual Framework” 1 January, 2022 Amendments to IAS/HKAS 16, “Property, Plant and Equipment: Proceeds before Intended Use” 1 January, 2022 Amendments to IAS/HKAS 37, “Onerous Contracts-Cost of Fulfilling a Contract” 1 January, 2022 Annual Improvements to IFRS/HKFRS Standards 2018–2020 1 January, 2022 Amendments to IAS/HKAS 1, “Classification of Liabilities as Current or Non-current” 1 January, 2023

The Group is assessing the impact of such amendments to standards and interpretations, and will adopt the relevant amendments to standards and interpretations in the subsequent period as required. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements.

2.3 Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances, transactions and cash flows and any unrealised profits arising from intragroup transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

The Group adopted the purchase method of accounting to account for business combination of entities and businesses under common control before 2005. Under the purchase method of accounting in force at the date of the acquisition, the cost of an acquisition was measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed were measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired was recorded as goodwill. If the cost of acquisition was less than the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired, the difference was recognised directly in the statement of income.

ANNUAL REPORT 2020 105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3 Subsidiaries and non-controlling interests (Continued)

Under HKFRSs, business combination of entity and business under common control of the Group after 2005 was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger accounting for common control combinations” (“AG 5”) issued by the HKICPA in 2005. Upon the adoption of IFRSs by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at the non-controlling interests’ proportionate share of the subsidiary’s net identifiable assets.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of income and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statement of financial position in accordance with Note 2.20 depending on the nature of the liability.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see Note

2.12) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (see Note 2.4).

In the Company’s statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (see Note

2.13), unless the investment is classified as held for sale (or included in a disposal group that is classified as held for sale).

2.4 Associates, joint ventures and joint arrangement

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A joint venture is an arrangement whereby the Group and other parties contractually agree to share control of the arrangement, and have rights to the net assets of the arrangement.

106 CHINA UNICOM (HONG KONG) LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.4 Associates, joint ventures and joint arrangement (Continued)

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale). Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). The cost of the investment includes purchase price, other costs directly attributable to the acquisition of the investment, and any direct investment into the associate or joint venture that forms part of the Group’s equity investment. Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment. The Group’s share of the post-acquisition post-tax results of the investees and any impairment losses for the year are recognised in the consolidated statement of income, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised as other comprehensive income in the consolidated statement of comprehensive income.

When the Group’s share of losses exceeds its interest in the associate or the joint venture, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate or the joint venture (after applying the ECL model to such other long-term interests where applicable).

Unrealised profits and losses resulting from transactions between the Group and its associates and joint venture are eliminated to the extent of the Group’s interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

If an investment in an associate becomes an investment in a joint venture or vice versa, retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method.

In all other cases, when the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset.

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

To better share the risks and rewards associated with the construction, operation and maintenance of the 5G network infrastructure, the Group entered into a framework agreement with China Telecom Corporation Limited (“China Telecom”) to build, maintain and share one nationwide 5G access network infrastructure (the “Cooperation Agreement”). In accordance with the Cooperation Agreement, each of the Group and China Telecom is responsible for the construction and maintenance of 5G network infrastructure in their respective designated regions, and bear the associated construction, maintenance and operating costs. Both parties have established a joint operation mechanism and key decisions including overall network planning, construction project commencement and completion acceptance and a unified standard on construction and maintenance services across all regions are subject to mutual agreement by both parties.

The Group has accounted for the arrangement as a joint operation that is not structured through a separate vehicle, and has recognised its share of assets, liabilities, revenues and expenses in accordance with the terms of the arrangement.

ANNUAL REPORT 2020 107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.5 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision-Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments regularly, has been identified as the Executive Directors of the Company that makes strategic decisions.

2.6 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (“the functional currency”). The consolidated financial statements are presented in RMB, which is the Company’s functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of income.

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the statement of financial position date;

Income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

All resulting exchange differences are recognised in other comprehensive income and as a separate component of equity into other reserve.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the statement of income as part of the gain or loss on disposal.

108 CHINA UNICOM (HONG KONG) LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.7 Property, plant and equipment (a) Construction-in-progress

Construction-in-progress (“CIP”) represents buildings, plant and equipment under construction and pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period. No provision for depreciation is made on CIP until such time as the assets are completed and ready for its intended use. When the asset being constructed becomes available for use, the CIP is transferred to the appropriate category of assets.

(b) Property, plant and equipment

Property, plant and equipment held by the Group are stated at cost less accumulated depreciation and accumulated impairment losses, and are depreciated over their expected useful lives.

Property, plant and equipment comprise buildings, telecommunications equipment, leasehold improvements, office furniture, fixtures, motor vehicles and other equipment. The cost of an asset, except for those acquired in exchange for a non-monetary asset or assets, comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

If an item of property, plant and equipment is acquired in exchange for another item of property, plant and equipment, the cost of such an item of property, plant and equipment is measured at fair value unless (i) the exchange transactions lacks commercial substance or (ii) the fair value of neither the asset received nor the asset given up is reliably measurable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable at the time the costs are incurred that future economic benefits associated with the item will flow to the Group, and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

(c) Depreciation

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs less their residual values over their estimated useful lives, as follows:

Depreciable life Residual rate

Buildings 10-30 years 3-5% Telecommunications equipment 5-10 years 3-5% Office furniture, fixtures, motor vehicles and other equipment 5-10 years 3-5%

Leasehold improvements are depreciated over the shorter of their estimated useful lives and the lease periods.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.13).

ANNUAL REPORT 2020 109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.7 Property, plant and equipment (Continued)

(d) Gain or loss on disposal of property, plant or equipment

Gains or losses on disposal of property, plant or equipment are determined by comparing the net sales proceeds with the carrying amounts, and are recognised in the statement of income.

2.8 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gain or loss on the disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of business combination in which the goodwill arose.

2.9 Contract costs

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer which are not capitalised as inventory (see Note 2.15), property, plant and equipment (see Note 2.7) or intangible assets.

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained e.g. an incremental sales commission. Incremental costs of obtaining a contract are capitalised when incurred if the costs are expected to be recovered, unless the expected amortisation period is one year or less from the date of initial recognition of the asset, in which case the costs are expensed when incurred. Other costs of obtaining a contract are expensed when incurred.

Costs to fulfil a contract are capitalised if the costs relate directly to an existing contract or to a specifically identifiable anticipated contract; generate or enhance resources that will be used to provide goods or services in the future; and are expected to be recovered. Costs that relate directly to an existing contract or to a specifically identifiable anticipated contract may include direct labour, direct materials, allocations of costs, costs that are explicitly chargeable to the customer and other costs that are incurred only because the Group entered into the contract. Other costs of fulfilling a contract, which are not capitalised as inventory, property, plant and equipment or intangible assets, are expensed as incurred.

Capitalised contract costs are stated at cost less accumulated amortisation and impairment losses. Impairment losses are recognised to the extent that the carrying amount of the contract cost asset exceeds the net of (i) remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates, less (ii) any costs that relate directly to providing those goods or services that have not yet been recognised as expenses.

Amortisation of capitalised contract costs is charged to profit or loss when the revenue to which the asset relates is recognised. The accounting policy for revenue recognition is set out in Note 2.25.

110 CHINA UNICOM (HONG KONG) LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.10 Contract assets and contract liabilities

A contract asset is recognised when the Group recognises revenue (see Note 2.25) before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are assessed for expected credit loss (“ECL”) in accordance with the policy set out in Note 2.14 and are reclassified to receivables when the right to the consideration has become unconditional (see Note 2.16).

A contract liability is recognised when the customer pays non-refundable consideration before the Group recognises the related revenue (see Note 2.25). A contract liability would also be recognised if the Group has an unconditional right to receive non-refundable consideration before the Group recognises the related revenue. In such cases, a corresponding receivable would also be recognised (see Note 2.16).

The Group provides subscriber points reward program, the transaction price of providing telecommunications services and the subscriber points reward is allocated based on their standalone price. The allocated portion of transaction price for the subscriber points reward is recorded as contract liability when the rewards are granted and recognised as revenue when the points are redeemed or expired.

For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis.

When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (see Note 2.25).

2.11 Other assets

Other assets mainly represent (i) computer software; (ii) prepaid usage fees for transmission lines and electricity cables.

(i) Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives on a straight-line basis.

(ii) Long-term prepaid usage fees for transmission lines and electricity cables are amortised using a straight-line method over service period.

ANNUAL REPORT 2020 111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.12 Financial assets

The Group classifies its financial assets into two measurement categories: those measured at amortised cost and those measured at fair value. The determination is made at initial recognition and the classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

Financial assets measured at amortised cost

Financial assets are classified under this category if they satisfy both of the following conditions:

The assets are held within a business model whose objective is to hold assets in order to collect contractual cash flows for managing liquidity and generating income on the financial assets, but not for the purpose of realising fair value gains; and

The contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, with interest being the consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time.

Cash and cash equivalents, short-term bank deposits and restricted deposits, accounts receivable, prepayments and other current assets, amounts due from ultimate holding company, amounts due from related parties, amounts due from domestic carriers and certain other assets are classified under this category.

Financial assets under this category are carried at amortised cost using effective interest method less provision for impairment. Gains and losses arising from disposal, being the differences between the net sales proceeds and the carrying values, are recognised in the statement of income. Interest income is recognised in the statement of income using the effective interest method and disclosed as interest income.

Financial assets measured at fair value

Investments and other financial assets are classified under this category if they do not meet the conditions to be measured at amortised cost. Financial assets under this category are debt and equity investments carried at fair value.

Debt investments are classified as fair value through other comprehensive income (“FVOCI”) (recycling), if the contractual cash flows of the investment comprise solely payments of principal and interest and the investment is held within a business model whose objective is achieved by both the collection of contractual cash flows and sale. Changes in fair value are recognised in other comprehensive income, except for the recognition in profit or loss of ECLs, interest income (calculated using the effective interest method) and foreign exchange gains and losses. When the investment is derecognised, the amount accumulated in other comprehensive income is recycled from equity to profit or loss.

An investment in equity securities is classified as fair value through profit and loss (“FVPL”) unless the equity investment is not held for trading purposes and on initial recognition of the investment the Group makes an irrevocable election to designate the investment at FVOCI (non-recycling) such that subsequent changes in fair value are recognised in other comprehensive income. Such irrevocable elections are made on an instrument-by-instrument basis at the time of initial recognition, but may only be made if the investment meets the definition of equity from the issuer’s perspective. Where such an election is made, the amount accumulated in other comprehensive income remains in the fair value reserve (non-recycling) until the investment is disposed of. At the time of disposal, the amount accumulated in the fair value reserve (non-recycling) is transferred to retained profits. It is not recycled through profit or loss. Dividends from an investment in equity securities, irrespective of whether classified as at FVPL or FVOCI, are recognised in profit or loss as other income in accordance with the policy set out in note 2.27.

112 CHINA UNICOM (HONG KONG) LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.13 Impairment of non-financial assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortisation and are tested for impairment at each statement of financial position date. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset’s fair value less costs to sell and (ii) value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that impairment losses were previously recognised are reviewed for possible reversal of the impairment at each reporting date.

2.14 Credit losses from financial instruments and contract assets

The Group recognises a loss allowance for ECLs on the following items:

— financial assets measured at amortised cost (including cash and cash equivalents, short-term bank deposits and restricted deposits, accounts receivable, prepayments and other current assets, amounts due from ultimate holding company, amounts due from related parties, amounts due from domestic carriers and certain other assets);

— contract assets as defined in IFRS/HKFRS 15, “Revenue from contracts with customers” (“IFRS/HKFRS 15”) (see Note 2.10); and

— debt securities measured at FVOCI (recycling).

Financial assets measured at fair value, including financial assets measured at FVPL and financial assets measured at FVOCI (non-recycling), are not subject to the ECL assessment.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

ECLs are measured on either of the following bases:

— twelve-month ECLs: these are losses that are expected to result from possible default events within the twelve months after the reporting date; and

— lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

ANNUAL REPORT 2020 113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.14 Credit losses from financial instruments and contract assets (Continued) Measurement of ECLs (Continued)

Loss allowances for accounts receivable and contract assets are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognises a loss allowance equal to twelve months ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

— failure to make payments of principal or interest on their contractually due dates;

— an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

— an actual or expected significant deterioration in the operating results of the debtor; and

— existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in profit or loss. The Group recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

114 CHINA UNICOM (HONG KONG) LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.14 Credit losses from financial instruments and contract assets (Continued)    Credit-impaired financial assets

At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired includes the following observable events:

— significant financial difficulties of the debtor;

— a breach of contract, such as a default or delinquency in interest or principal payments;

— it becoming probable that the borrower will enter into bankruptcy or other financial reorganisation;

— significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or

— the disappearance of an active market for a security because of financial difficulties of the issuer.

Write-off policy

The gross carrying amount of a financial asset or contract asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in profit or loss in the period in which the recovery occurs.

2.15 Inventories and consumables

Inventories, which primarily comprise handsets, SIM/USIM cards and accessories, are stated at the lower of cost and net realisable value. Cost is based on the first-in-first-out method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value for all the inventories is determined on the basis of anticipated sales proceeds less estimated costs necessary to make the sale.

Consumables consist of materials and supplies used in maintaining the Group’s telecommunications networks and are charged to the statement of income when brought into use. Consumables are stated at cost less any provision for obsolescence.

2.16 Accounts receivable

A receivable is recognised when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognised before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset (see Note

2.10).

Receivables are stated at amortised cost using the effective interest method less allowance for credit losses (see Note 2.14).

ANNUAL REPORT 2020 115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.17 Short-term bank deposits and restricted deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than three months to one year.

Restricted deposits mainly included statutory reserve deposits with the People’s Bank of China (“PBOC”) placed by Finance Company.

2.18 Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.19 Government grants

Government grants are recognised in the statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as income in profit or loss on a systematic basis in the same period in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are recognised as deferred revenue consequently are effectively recognised in profit or loss over the useful life of the asset as other income.

2.20 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost, any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the statement of income over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the statement of financial position date.

2.21 Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax) is deducted from equity attributable to equity shareholders of the Company and no gain or loss shall be recognised in the statement of income.

2.22 Employee benefits

(a) Retirement benefits

The Group participates in defined contribution pension schemes. For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a reduction in the future payments is available.

116 CHINA UNICOM (HONG KONG) LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.22 Employee benefits (Continued) (b) Medical insurance

The Group’s contributions to basic and supplementary medical insurances are expensed as incurred. The Group has no further payment obligations once the contributions have been paid.

(c) Housing benefits

One-off cash housing subsidies paid to PRC employees are charged to the statement of income in the year in which it is determined that the payment of such subsidies is probable and the amounts can be reasonably estimated.

The Group’s contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred. The Group has no further payment obligations once the contributions have been paid.

(d) Supplementary benefits

In addition to participating in local governmental defined contribution social insurance, subsidiaries of the Group also provide other post retirement supplementary benefits to their employees, including supplementary pension allowance, reimbursement of medical expenses and supplementary medical insurance. These post retirement supplementary benefits are accounted as defined benefit plan. The present value of the defined benefit obligation is included in non-current other obligations and salary and welfare payables (current portion). The liability is remeasured every three months and the remeasurement is recognised in other comprehensive income, which is not allowed to reverse to profit and loss in subsequent period. As at 31 December 2020, the amount of the liability was RMB75 million (2019: RMB70 million).

(e) Share-based compensation costs

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted at the grant date excluding the impact of any non-market vesting conditions (for example, revenue and profit targets) and is not subsequently remeasured. However, non-market vesting conditions are considered in determining the number of options that are expected to vest. At each statement of financial position date, the Group revises its estimates of the number of share options that are expected to vest. The Group recognises the impact of the revision of original estimates, if any, in the statement of income of the period in which the revision occurs, with a corresponding adjustment to equity.

The equity amount is recognised in the employee share-based compensation reserve until either the option is exercised (when it is included in the amount recognised in share capital for the shares issued) or the option expires (when it is released directly to retained profits).

(f) Restricted A-Share Incentive Scheme

Restricted shares granted by A-Share Company to the employees of the Group is treated as a capital contribution. The fair value of the core employee services received in exchange for the grant of the restricted shares is recognised as an expense over the vesting period, with a corresponding credit to equity. The total amount to be expensed is determined by reference to the fair value of the granted shares measured as of the grant date less the subscription price.

At the end of each reporting period, the Group revises its estimates of the number of restricted shares that are expected to be vested. The impact of the revision of the original estimates, if any, is recognised in profit or loss, with a corresponding adjustment to equity.

ANNUAL REPORT 2020 117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.23 Accounts payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.24 Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the pre-tax amount of expenditures expected to be required to settle the obligation that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2.25 Revenue recognition

Income is classified by the Group as revenue when it arises from the provision of services and the sale of goods in the ordinary course of the Group’s business.

Revenue is recognised when control over a product or service is transferred to the customer at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

Where the contract contains a financing component which provides a significant financing benefit to the customer for more than twelve months, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction with the customer, and interest income is accrued separately under the effective interest method. Where the contract contains a financing component which provides a significant financing benefit to the Group, revenue recognised under that contract includes the interest expense accreted on the contract liability under the effective interest method. The Group takes advantage of the practical expedient in IFRS/HKFRS 15 and does not adjust the consideration for any effects of a significant financing component if the period of financing is twelve months or less.

Further details of the Group’s revenue recognition policies are as follows:

• Voice usage and monthly fees are recognised when the services are rendered;

• Revenue from the provision of broadband and mobile data services are recognised when the services are provided to customers;

• Data and internet application service revenue, which mainly represent revenue from the provision of data storage and application, information communications technology and other internet related services, are recognised upon fulfillment of services obligation;

118 CHINA UNICOM (HONG KONG) LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.25 Revenue recognition (Continued)

• Other value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, personalised ring, caller number display and secretarial services to subscribers etc., are recognised when services are rendered;

• Interconnection fees, which represent revenue from other domestic and foreign telecommunications operators for the use of the Group’s telecommunications network, are recognised when services are rendered;

• Revenue from transmission lines usage and associated services, which mainly represent income from offering transmission lines and customer-end equipment to customers for usage and related services, are recognised upon fulfillment of services obligation over the respective usage and service period;

• Standalone sales of telecommunications products, which mainly represent handsets and accessories, and telecommunications equipment, are recognised when title have been passed to the buyers;

• The Group offers preferential packages to customers which include bundle sale of mobile handsets and provision of services. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their standalone selling prices. Revenue relating to the sale of handset is recognised when the title is passed to the customer whereas service revenue is recognised based upon the actual usage of telecommunications services. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition.

In general, revenue from rendering of telecommunication services are recognised over-time during the period of fulfillment of services obligation, whereas revenue from sales of handsets and other telecommunications equipment, in case they are treated as separate performance obligations, are recognised at a point in time.

2.26 Interest income

Interest income from deposits in banks or other financial institutions is recognised on a time proportion basis, using the effective interest method. For financial assets measured at amortised cost that are not credit-impaired, the effective interest rate is applied to the gross carrying amount of the asset. For credit impaired financial assets, the effective interest rate is applied to the amortised cost of the asset.

2.27 Dividend income

Dividend income is recognised when the right to receive payment is established.

ANNUAL REPORT 2020 119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.28 Leased assets

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

(a) As a lessee

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices.

At the lease commencement date, the Group recognises a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets which, for the Group are primarily computers and office furniture. When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalise the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalised are recognised as an expense on a systematic basis over the lease term.

Where the lease is capitalised, the lease liability is initially recognised at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortised cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

The right-of-use asset recognised when a lease is capitalised is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses (see Note 2.13). Right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the unexpired term of lease. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

120 CHINA UNICOM (HONG KONG) LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.28 Leased assets (Continued) (a) As a lessee (Continued)

The lease liability is also remeasured when there is a change in the scope of a lease or the consideration for a lease that is not originally provided for in the lease contract (“lease modification”) that is not accounted for as a separate lease. In this case the lease liability is remeasured based on the revised lease payments and lease term using a revised discount rate at the effective date of the modification.

In the consolidated statement of financial position, the current portion of long-term lease liabilities is determined as the present value of contractual payments that are due to be settled within twelve months after the reporting period.

The Group presents right-of-use assets that do not meet the definition of investment property, and lease liabilities separately in the consolidated statement of financial position.

(b) As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to the ownership of an underlying assets to the lessee. If this is not the case, the lease is classified as an operating lease.

When a contract contains lease and non-lease components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. The rental income from operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Variable lease payments that do not depend on an index or a rate are recognised as income in the accounting period in which they are earned.

When the Group is an intermediate lessor, the sub-leases are classified as a finance lease or as an operating lease with reference to the right-of-use asset arising from the head lease. If the head lease is a short-term lease to which the Group applies the exemption described in Note 2.28(a), then the Group classifies the sub-lease as an operating lease.

2.29 Borrowing costs

Borrowing costs are expensed as incurred, except for interest directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised up to the date when the project is completed and ready for its intended use.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined at the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised during a period should not exceed the amount of borrowing cost incurred during that period. Other borrowing costs are recognised as expenses when incurred.

ANNUAL REPORT 2020 121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.30 Taxation

(a) Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of the amount expected to be paid to the tax authorities.

(b) Deferred income tax

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

2.31 Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

122 CHINA UNICOM (HONG KONG) LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.32 Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow of economic resources occurs so that outflow is probable, the liability will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

A contingent asset is not recognised but is disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When an inflow is virtually certain, an asset is recognised.

2.33 Earnings per Share

Basic earnings per share is computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, after adjusting for the effects of the dilutive potential ordinary shares.

2.34 Related parties

(a) A person, or a close member of that person’s family, is related to the Group if that person: (i) has control or joint control over the Group; (ii) has significant influence over the Group; or (iii) is a member of the key management personnel of the Group or the Group’s parent. (b) An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(iii) Both entities are joint ventures of the same third party;

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

ANNUAL REPORT 2020 123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.34 Related parties (Continued)

(b) An entity is related to the Group if any of the following conditions applies: (Continued)

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi) The entity is controlled or jointly controlled by a person identified in (a); or

(vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS

3.1 Financial risk factors

The Group’s operating activities expose it to a variety of financial risks: market risk (including foreign currency risk, price risk, cash flow and fair value interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

Financial risk management is carried out by the Group’s headquarter, following the overall direction determined by the Executive Directors of the Company. The Group’s headquarter identifies and evaluates financial risks in close co-operation with the Group’s operating units.

(a) Market risk

(i) Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US dollars, HK dollars and Euro. Exchange risk mainly exists with respect to the balances with international carriers, cash and cash equivalents and financial assets denominated in foreign currencies.

The Group’s headquarter is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies. From time to time, the Group may consider entering into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During the years of 2020 and 2019, the Group had not entered into any forward exchange contracts or currency swap contracts.

124 CHINA UNICOM (HONG KONG) LIMITED

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.1 Financial risk factors (Continued)

(a) Market risk (Continued)

(i) Foreign exchange risk (Continued)

The following table details the Group's exposure at the end of the reporting period to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate and have been translated to RMB at the applicable rates quoted by the PBOC as at 31 December 2020 and 2019.

	2020			2019		
	Original currency millions	Exchange rate	RMB equivalent millions	Original currency millions	Exchange rate	RMB equivalent millions
Cash and cash equivalents:						
— denominated in HK dollars	48	0.84	40	35	0.90	31
— denominated in US dollars	353	6.52	2,305	166	6.98	1,160
— denominated in Euro	30	8.03	241	19	7.82	146
— denominated in Japanese Yen	—	0.06	—	31	0.06	2
— denominated in SGD	1	4.93	7	1	5.17	6
— denominated in AUD	—	5.02	1	1	4.88	4
Sub-total			2,594			1,349
Accounts receivable:						
— denominated in HK dollars	1	0.84	1	2	0.90	2
— denominated in US dollars	219	6.52	1,429	231	6.98	1,612
— denominated in Euro	2	8.03	16	2	7.82	16
Sub-total			1,446			1,630
Financial assets measured at FVOCI:						
— denominated in Euro	208	8.03	1,672	400	7.82	3,125
Total			5,712			6,104
Borrowings:						
— denominated in US dollars	31	6.52	204	33	6.98	232
— denominated in Euro	2	8.03	18	5	7.82	42
Sub-total			222			274
Accounts payable:						
— denominated in US dollars	36	6.52	235	62	6.98	433
— denominated in Euro	1	8.03	8	1	7.82	8
Sub-total			243			441
Total			465			715

ANNUAL REPORT 2020 125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.1 Financial risk factors (Continued)    (a) Market risk (Continued)

(i) Foreign exchange risk (Continued)

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the PBOC.

As at 31 December 2020, if the RMB had strengthened/weakened by 10% against foreign currencies, primarily with respect to US dollars, HK dollars, Euro, Japanese Yen, SGD and AUD, while all other variables are held constant, the effect on profit after tax would be approximately RMB268 million (2019: approximately RMB170 million) for cash and cash equivalents, borrowings, accounts receivable and accounts payable denominated in foreign currencies, and the effect on other comprehensive income would be approximately RMB167 million (2019: approximately RMB313 million) for financial assets denominated in foreign currency, which were recorded in fair value through other comprehensive income.

(ii) Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified in the consolidated statement of financial position as financial assets measured at FVOCI.

The financial assets measured at FVOCI comprise primarily equity securities of Telefónica S.A. (“Telefónica”). As at

31 December 2020, if the share price of Telefónica had increased/decreased by 10%, while the exchange rate of RMB against Euro is held constant, the effect on other comprehensive income, would be approximately RMB167 million (2019: approximately RMB313 million).

(iii) Cash flow and fair value interest rate risk

The Group’s interest-bearing assets are mainly represented by bank deposits and debt securities measured at FVOCI (recycling). Management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group’s interest rate risk mainly arises from interest-bearing borrowings including bank loans, commercial papers, promissory notes, corporate bonds, related parties loans and lease liabilities. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk upon renewal. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During the years of 2020 and 2019, the Group’s borrowings were mainly at fixed rates and were mainly denominated in RMB.

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in the years of 2020 and 2019.

126 CHINA UNICOM (HONG KONG) LIMITED

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.1 Financial risk factors (Continued)    (a) Market risk (Continued)

(iii) Cash flow and fair value interest rate risk (Continued)

As at 31 December 2020, the Group had approximately RMB12,910 million (2019: approximately RMB19,496 million) of floating rate borrowings and short-term fixed rate borrowings and approximately RMB37,900 million (2019: approximately RMB42,669 million) of long-term fixed rate borrowings and lease liabilities.

For the year ended 31 December 2020, if interest rates on the floating rate borrowings and short-term fixed rate borrowings had increased/decreased 50 basic points while all other variables are held constant, the effect on profit after tax is approximately RMB48 million (2019: approximately RMB73 million).

(b) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and short-term bank deposits with banks, as well as credit exposures to major corporate customers, individual subscribers and general corporate customers, related parties and other operators.

To limit exposure to credit risk relating to cash and cash equivalents and short-term bank deposits, the Group primarily places cash and cash equivalents and short-term bank deposits only with large state-owned financial institutions in the PRC and other banks with acceptable credit ratings. Therefore, the Group expects that there is no significant credit risk and does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has no significant concentrations of credit risk with respect to individual subscribers and corporate customers. The Group has policies to limit the credit exposure on receivables for services and sales of mobile handsets. The Group assesses the credit quality of all its customers and sets credit limits on them by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The normal credit period granted by the Group to individual subscribers and general corporate customers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For major corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year. The utilisation of credit limits and settlement pattern of customers are regularly monitored by the Group. In respect of other receivables, individual credit evaluations are performed on all counterparties requiring credit over a certain amount. These evaluations focus on the counterparties’ past history of making payments when due and current ability to pay, and take into account information specific to the counterparties as well as the economic environment in which the counterparties operates.

Credit risk relating to amounts due from related parties and other telecommunications operators is not considered to be significant as these companies are reputable and their receivables are settled on a regular basis.

ANNUAL REPORT 2020 127

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.1 Financial risk factors (Continued)

(c) Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and availability of funds including the raising of bank loans and issuance of commercial papers, promissory notes and corporate bonds. Due to the dynamic nature of the underlying business, the Group's headquarter maintains flexibility in funding through having adequate amount of cash and cash equivalents and utilising different sources of financing when necessary.

The following tables show the undiscounted balances of the financial liabilities (including interest expense) categorised by time from the end of the period under review to the contractual maturity date:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Carrying amounts
At 31 December 2020					
Long-term bank loans	428	469	1,215	1,372	2,900
Promissory notes	34	1,030	—	—	998
Corporate bonds	1,088	2,034	—	—	2,999
Lease liabilities	11,757	10,352	6,203	1,498	27,961
Other obligations	2,529	15	27	58	2,627
Short-term bank loans	751	—	—	—	740
Commercial papers	7,007	—	—	—	7,000
Accounts payable and accrued liabilities	134,437	—	—	—	134,437
Bills payable	5,482	—	—	—	5,482
Amounts due to ultimate holding company	1,640	—	—	—	1,640
Amounts due to related parties	9,315	132	3,172	—	12,225
Amounts due to domestic carriers	2,291	—	—	—	2,291
	176,759	14,032	10,617	2,928	201,300
At 31 December 2019					
Long-term bank loans	448	434	1,344	1,710	3,306
Promissory notes	34	34	1,030	—	998
Corporate bonds	108	1,088	2,034	—	2,998
Lease liabilities	11,085	10,183	12,112	1,430	32,325
Other obligations	2,657	46	29	49	2,778
Short-term bank loans	5,704	—	—	—	5,564
Commercial papers	9,116	—	—	—	8,995
Accounts payable and accrued liabilities	121,564	—	—	—	121,564
Amounts due to ultimate holding company	1,779	—	—	—	1,779
Amounts due to related parties	7,984	132	3,304	—	10,893
Amounts due to domestic carriers	2,174	—	—	—	2,174
Dividend payable	920	—	—	—	920
	163,573	11,917	19,853	3,189	194,294

Regarding the Group's use of the going concern basis for the preparation of its financial statements, please refer to Note 2.2(a) for details.

128 CHINA UNICOM (HONG KONG) LIMITED

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.2 Capital risk management

The Group’s objectives when managing capital are:

• To safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

• To support the Group’s stability and growth.

• To provide capital for the purpose of strengthening the Group’s risk management capability.

In order to maintain or adjust the capital structure, the Group reviews and manages its capital structure actively and regularly to ensure optimal capital structure and shareholder returns, taking into account the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

The Group monitors capital on the basis of the debt-to-capitalisation ratio. This ratio is calculated as interest-bearing debts over interest-bearing debts plus total equity. Interest-bearing debts represent commercial papers, short-term bank loans, long-term bank loans, promissory notes, corporate bonds, lease liabilities, and amounts due to related parties, as shown in the consolidated statement of financial position. The interest-bearing debts do not include balance of deposits received by Finance Company from Unicom Group and its subsidiaries and an associate of RMB5,112 million and of RMB58 million, respectively, as at 31 December 2020 (2019: RMB4,879 million and RMB8 million, respectively).

The Group’s debt-to-capitalisation ratios are as follows:

31 December 31 December 2020 2019

Interest-bearing debts:

— Short-term bank loans 740 5,564

— Long-term bank loans 2,482 2,869

— Promissory notes 998 998

— Corporate bonds 1,999 2,998

— Commercial papers 7,000 8,995

— Lease liabilities (non-current portion) 16,458 21,535

— Amounts due to related parties 3,042 3,092

— Current portion of long-term bank loans 418 437

— Current portion of corporate bonds 1,000 —

— Lease liabilities (current portion) 11,503 10,790

45,640 57,278 Total equity 327,520 320,755

Interest-bearing debts plus total equity 373,160 378,033

Debt-to-capitalisation ratio 12.2% 15.2%

ANNUAL REPORT 2020 129

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.3 Fair value estimation

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits and restricted deposits, accounts receivable, prepayments and other current assets, contract assets, amounts due from ultimate holding company, related parties and domestic carriers, financial assets measured at fair value. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, commercial papers, corporate bonds, promissory notes, long-term bank loans, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

(a) Financial assets measured at fair value

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

• Level 1 valuation: unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

• Level 2 valuation: observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs for which market data are not available.

• Level 3 valuation: fair value measured using significant unobservable inputs.

The following table presents the Group’s assets that are measured at fair value at 31 December 2020:

Level 1 Level 2 Level 3 Total

Recurring fair value measurement:

Equity securities measured at FVOCI (non-recycling) 1,786 — 52 1,838 Financial assets measured at FVPL 1,465 100 929 2,494 Debt securities measured at FVOCI (recycling) 23,350 — — 23,350

Total 26,601 100 981 27,682

The following table presents the Group’s assets that are measured at fair value at 31 December 2019:

Level 1 Level 2 Level 3 Total

Recurring fair value measurement:

Equity securities measured at FVOCI (non-recycling) 3,268 — 55 3,323 Financial assets measured at FVPL 151 51 568 770

Total    3,419 51 623 4,093

130 CHINA UNICOM (HONG KONG) LIMITED

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.3 Fair value estimation (Continued)

(a) Financial assets measured at fair value (Continued)

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1 and comprise primarily equity securities of Telefónica, debt securities issued by banks which are classified as financial assets measured at FVOCI and certain equity investments, investments in monetary funds and wealth management products which are classified as financial assets measured at FVPL.

During the years ended 31 December 2020 and 2019, there were no transfer between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

(b) Fair value of financial liabilities carried at other than fair value

As at 31 December 2020 and 2019, the carrying amounts, fair values and the level of fair values of the Group’s financial liabilities carried at amortised cost are disclosed below:

Carrying amount Fair value Carrying Fair value as at as at amount as at as at

31 December 31 December Fair value measurement 31 December 31 December 2020 2020 as at 31 December 2020 categorised into 2019 2019     Level 1 Level 2 Level 3

Non-current portion of long-term bank loans 2,482 2,552 — 2,552 — 2,869 2,849 Non-current portion of promissory notes 998 1,005 1,005 — — 998 1,010 Non-current portion of corporate bonds 1,999 2,050 2,050 — — 2,998 3,081

The fair value of the non-current portion of long-term bank loans is based on the expected cash flows of principal and interests payment discounted at market rates ranging from 0.57% to 4.35% (2019: 0.70% to 4.41%) per annum.

Besides, the carrying amounts of the Group’s other financial assets and liabilities carried at amortised cost approximated their fair values as at 31 December 2020 and 2019 due to the nature or short maturity of those instruments.

ANNUAL REPORT 2020 131

NO TE S T O T H E C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S

(All amounts in RMB millions unless otherwise stated)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates may not be equal to the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

4.1 Depreciation on property, plant and equipment

Depreciation on the Group’s property, plant and equipment is calculated using the straight-line method to allocate cost up to residual values over the estimated useful lives of the assets. The Group reviews the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realisation of economic benefits from property, plant and equipment. The Group estimates the useful lives and residual values of property, plant and equipment based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change.

4.2 Impairment of Non-Financial Assets

The Group tests whether non-financial assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.13. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-financial assets and the Group’s results would be significantly affected. Such impairment losses are recognised in the statement of income. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-financial assets.

No significant impairment loss on property, plant and equipment was recognised for the years ended 31 December 2020 and 2019.

4.3 Allowance for ECLs

Management estimates ECL allowance on accounts receivable and contract assets using a provision matrix based on the Group’s historical credit loss experience, and adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date. The Group monitored and reviewed the assumptions relating to ECL regularly. For the Group’s detailed assessment of credit risk, please refer to Note 3.1(b).

5. SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the CODM. Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

132 CHINA UNICOM (HONG KONG) LIMITED

6. REVENUE

Revenue from telecommunications services are subject to Value-added tax (“VAT”) and VAT rates applicable to various telecommunications services. The Ministry of Finance, the State Administration of Taxation (“SAT”) and General Administration of Customs of the PRC jointly issued a notice dated 20 March 2019 which stipulates downward adjustments of VAT rate for basic telecommunications services from 10% to 9% and VAT rate for sales of telecommunications products from 16% to 13% from 1 April 2019. The VAT rate for value-added telecommunications services remains at 6%. Basic telecommunications services include business activities for the provision of voice services, and transmission lines usage and associated services etc. Value-added telecommunications services include business activities for the provision of short message service and multimedia message service, broadband and mobile data services, and data and internet application services etc. VAT is excluded from the revenue.

Disaggregation of revenue from customers by major services and products:

2020 2019

Voice usage and monthly fees 23,183 26,440 Broadband and mobile data services 150,730 146,534 Data and internet application services 47,923 37,218 Other value-added services 21,287 21,251 Interconnection fees 12,307 12,893 Transmission lines usage and associated services 16,519 15,595 Other    services 3,865 4,456

Total service revenue 275,814 264,387 Sales    of telecommunications products 28,024 26,128

Total 303,838 290,515

Include: Revenue from contracts with customers within the scope of IFRS/HKFRS 15 302,732 289,332    Revenue from other sources 1,106 1,183

The Group’s revenue is primarily generated from the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sale of telecommunication products. The Group bills the majority of its customers based on a fixed rate and service volume each month, and then has a right to consideration from the customers. Transaction prices that were allocated to unsatisfied performance obligations as of the end of the reporting period are expected to be recognised within one to five years when services are rendered. The Group has applied the practical expedient in paragraph 121 of IFRS/HKFRS 15 and therefore the information about remaining performance obligations is not disclosed for contracts that have an original expected duration of one year or less and also for those performance obligations which are regarded as satisfied as invoiced.

ANNUAL REPORT

2020 133

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

7. NETWORK, OPERATION AND SUPPORT EXPENSES

	Note	2020	2019
Repairs and maintenance		10,750	10,303
Power and water charges		12,901	12,319
Charges for use of network, premises, equipment and facilities	(i), (iii)	9,180	8,146
Charges for use of tower assets	(ii), (iii)	11,246	10,492
Others		2,209	1,976
		46,286	43,236

(i) During the years ended 31 December 2020 and 2019, charges for use of network, premises, equipment and facilities mainly included the non-lease components charges and charges relating to short-term leases, leases of low-value assets and variable lease payments which are recorded in profit or loss as incurred.

(ii) During the years ended 31 December 2020 and 2019, charges for use of tower assets included the non-lease components charges (maintenance service, certain ancillary facilities usage and other related support services charges) and variable lease payments which are recorded in profit or loss as incurred. For related party transactions with China Tower Corporation Limited ("Tower Company"), see Note 45.2.

(iii) Expense relating to short-term leases, leases of low-value assets and variable lease payments not included in the measurement of lease liabilities:

	2020	2019
Expense relating to short-term leases and other leases with remaining lease term ending on or before 31 December 2019, and leases of low value assets	1,322	1,971
Variable lease payments not included in the measurement of lease liabilities*	5,415	4,478

* During the years ended 31 December 2020 and 2019, variable lease payments not included in the measurement of lease liabilities mainly included charges for use of tower assets and network, premises, equipment and facilities, which are measured based on revenue or usage and recorded in profit or loss when the event or condition that triggers those payments occurred.

134 CHINA UNICOM (HONG KONG) LIMITED

8. EMPLOYEE BENEFIT EXPENSES

	Note	2020	2019
Salaries and wages		42,534	37,143
Contributions to defined contribution pension schemes		5,534	7,080
Contributions to medical insurance		3,794	2,471
Contributions to housing fund		3,486	3,235
Other housing benefits		17	16
Share-based compensation	44	375	571
		55,740	50,516

8.1 Directors' emoluments

The remuneration of each Director for the year of 2020 is set out below:

Name of Director	Note	Fees (RMB'000)	Salaries and allowance (RMB'000)	Bonuses paid and payable (RMB'000)	Contributions to pension schemes (RMB'000)	Total (RMB'000)
Wang Xiaochu		–	221	700	129	1,050
Li Guohua	(a)	–	55	423	31	509
Li Fushen		–	199	630	129	958
Shao Guanglu	(b)	–	17	17	10	44
Zhu Kebing		–	199	619	124	942
Fan Yunjun	(c)	–	199	566	129	894
Cesareo Alierta Izuel	(d)	107	–	–	–	107
Cheung Wing Lam Linus		427	–	–	–	427
Wong Wai Ming		435	–	–	–	435
Chung Shui Ming Timpson		444	–	–	–	444
Law Fan Chiu Fun Fanny		409	–	–	–	409
Total		1,822	890	2,955	552	6,219

ANNUAL REPORT 2020 135

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

8. EMPLOYEE BENEFIT EXPENSES (Continued)

8.1 Directors' emoluments (Continued)

The remuneration of each Director for the year of 2019 is set out below:

Name of Director	Fees (RMB'000)	Salaries and allowance (RMB'000)	Bonuses paid and payable* (RMB'000)	Contributions to pension schemes (RMB'000)	Total (RMB'000)
Wang Xiaochu	—	221	492	126	839
Li Guohua	—	221	331	126	678
Li Fushen	—	199	448	126	773
Shao Guanglu	—	199	477	126	802
Zhu Kebing	—	199	295	114	608
Cesareo Alierta Izuel	264	—	—	—	264
Cheung Wing Lam Linus	422	—	—	—	422
Wong Wai Ming	431	—	—	—	431
Chung Shui Ming Timpson	440	—	—	—	440
Law Fan Chiu Fun Fanny	405	—	—	—	405
Total	1,962	1,039	2,043	618	5,662

* In addition, according to the "Notice on the Compensation Information Disclosure of the Central Government Controlled Enterprises" (Guozifenpei [2016]No.339) (translated from《關於做好中央企業負責人薪酬信息披露工作的通知》(國資分配[2016]339號)), certain Directors were also entitled to deferred bonuses in relation to the years of 2016 to 2018. The deferred bonuses paid to Mr. Wang Xiaochu, Mr. Li Guohua, Mr. Li Fushen, Mr. Shao Guanglu and Mr. Zhu Kebing were RMB542,200, RMB75,300, RMB488,000, RMB477,100 and RMB65,500 respectively.

Notes:

(a) Mr. Li Guohua resigned as executive director on 11 March 2020.

(b) Mr. Shao Guanglu resigned as executive director on 16 January 2020.

(c) Mr. Fan Yunjun appointed as executive director on 17 February 2020.

(d) Mr. Cesareo Alierta Izuel retired as non-executive director on 25 May 2020.

During the years of 2020 and 2019, no share options were granted to the Directors.

No directors waived the right to receive emoluments during the years ended 31 December 2020 and 2019.

During the years of 2020 and 2019, the Company did not incur any payment to any director for loss of office or as an inducement to any director to join the Company.

8.2 Senior management's emoluments

Of the seven senior management of the Company for the year ended 31 December 2020, four of them are directors of the Company and their remuneration has been disclosed in Note 8.1. For the remuneration of the remaining three senior management, all fall within the band from RMBNil to RMB1,000,000.

136 CHINA UNICOM (HONG KONG) LIMITED

8. EMPLOYEE BENEFIT EXPENSES (Continued)

8.3 Five highest paid individuals

Of the five highest paid individuals for the year ended 31 December 2020, five of them are staffs and three fall within the band from RMB2,000,001 to RMB2,500,000, one falls within the band from RMB2,500,001 to RMB3,000,000 and one falls within the band from RMB3,500,001 to RMB4,000,000 (2019: five of them are staffs and two fall within the band from RMB2,500,001 to RMB3,000,000, one falls within the band from RMB3,000,001 to RMB3,500,000 and two fall within the band from RMB3,500,001 to RMB4,000,000).

The aggregate of the emoluments in respect of the five (2019: five) individuals are as follows:

	2020 (RMB'000)	2019 (RMB'000)
Salaries and allowances	5,624	3,378
Bonuses paid and payable	6,696	11,840
Contributions to pension schemes	827	912
	13,147	16,130

9. COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD

	2020	2019
Handsets and other telecommunication products	26,619	26,220
Others	243	192
	26,862	26,412

10. OTHER OPERATING EXPENSES

	Note	2020	2019
Credit loss allowance and write-down of inventories		5,584	3,663
Commission and other service expenses		21,041	23,010
Advertising and promotion expenses		2,723	2,563
Internet access terminal maintenance expenses		2,744	2,937
Customer retention costs		3,007	3,601
Auditors' remuneration		77	78
Property management fee		2,490	2,188
Office and administrative expenses		1,332	1,606
Transportation expense		1,372	1,471
Miscellaneous taxes and fees		1,353	1,236
Service technical support expenses		21,243	13,981
Repairs and maintenance expenses		911	704
Loss on disposal of property, plant and equipment	15	2,365	2,179
Others		3,995	5,263
		70,237	64,480

ANNUAL REPORT 2020 137

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

11. FINANCE COSTS

Note 2020 2019

Finance costs:

— Interest on bank loans repayable within 5 years 112 519

— Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years 312 359

— Interest on lease liabilities 1,234 1,349

— Interest on related party loans repayable within 5 years 122 133

— Interest on bank loans repayable over 5 years 38 43

— Less: Amounts capitalised in CIP 15 (206) (387)

Total interest expense 1,612 2,016

— Net exchange loss 46 39

— Others 89 68

1,747 2,123

12. OTHER INCOME — NET

2020 2019

Dividend from financial assets measured at FVOCI (non-recycling) 210 205 Government grants 506 385 Additional deduction for VAT 1,456 422 Investment income from debt securities measured at FVOCI (recycling) 174 —Fair value gains on financial assets measured at FVPL 154 96 Gains on disposal of financial assets measured at FVPL 87 24 Others 324 603

2,911 1,735

13. TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2019: 16.5%) on the estimated assessable profits for the year. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (2019: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (2019: 15%).

138 CHINA UNICOM (HONG KONG) LIMITED

13. TAXATION (Continued)

2020 2019

Provision for income tax on the estimated taxable profits for the year

— Hong Kong 99 66

— Mainland China and other countries 2,858 556 Under/(over)    provision in respect of prior years 40 (250)

2,997 372

Deferred taxation 453 2,423 Income    tax expenses 3,450 2,795 Reconciliation between actual income tax expense and accounting profit at PRC statutory tax rate:

Note 2020 2019

Profit    before taxation 16,027 14,167

Expected income tax expense at PRC statutory tax rate of 25% 4,007 3,542 Impact of different tax rates outside Mainland China (39) (22) Tax effect of preferential tax rate (i) (140) (121) Additional deduction for qualified research and development costs (i) (268) (139) Tax effect of non-deductible expenses 447 366 Tax effect of non-taxable income from share of net profit of joint ventures (197) (162) Tax effect of non-taxable income from share of net profit of associates (332) (274) Under/(over) provision in respect of prior years 40 (250) Tax effect of unused tax losses not recognised, net of utilisation (ii) (68) (79) Others     — (66)

Actual    tax expense 3,450 2,795

(i) According to the PRC enterprise income tax law and its relevant regulations, entities that are qualified as High and New Technology Enterprise under the tax law are entitled to a preferential income tax rate of 15% (2019: 15%). Certain subsidiaries of the Group obtained the approval of High and New Technology Enterprise and were entitled to a preferential income tax rate of 15% (2019: 15%), and certain research and development costs of the Group’s PRC subsidiaries are qualified for 75% (2019: 75%) additional deduction for tax purpose.

(ii) As at 31 December 2020, the Group did not recognise deferred tax assets of approximately RMB181 million (2019: approximately RMB249 million) in respect of tax losses amounting to approximately RMB726 million (2019: approximately RMB997 million), since it is not probable that future taxable profits will be available against which the deferred tax asset can be utilised. The tax losses can be carried forward for five years from the year incurred and hence will be expired by the year of 2025.

ANNUAL REPORT 2020 139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

13. TAXATION (Continued)

As at 31 December 2020, the Group did not recognise deferred tax assets of RMB2,448 million (2019: RMB2,085 million) in respect of changes in fair value on financial assets through other comprehensive income (non-recycling), since it is not probable that the related tax benefit will be realised.

The analysis of deferred tax assets and deferred tax liabilities are as follows:

2020 2019

Deferred tax assets:

— Deferred tax asset to be recovered after 12 months 8,316 6,942

— Deferred tax asset to be recovered within 12 months 3,542 2,914

11,858 9,856

Deferred tax liabilities:

— Deferred tax liabilities to be settled after 12 months (10,360) (8,292)

— Deferred tax liabilities to be settled within 12 months (753) (338)

(11,113) (8,630)

Net    deferred tax assets after offsetting 745 1,226

Deferred tax assets:

— Deferred tax asset to be recovered after 12 months — —

— Deferred tax asset to be recovered within 12 months 18 —

18 —

Deferred tax liabilities:

— Deferred tax liabilities to be settled after 12 months (82) (87)

— Deferred tax liabilities to be settled within 12 months — — (82) (87) Net    deferred tax liabilities after offsetting (64) (87)

140 CHINA UNICOM (HONG KONG) LIMITED

13. TAXATION (Continued)

The movement of the net deferred tax assets/(liabilities) is as follows:

	2020	2019
Net deferred tax assets after offsetting:		
— Balance at 1 January 2020 and 2019	1,226	3,672
— Deferred tax charged to the statement of income	(471)	(2,447)
— Deferred tax (charged)/credited to other comprehensive income	(10)	1
— End of year	745	1,226
Net deferred tax liabilities after offsetting:		
— Beginning of year	(87)	(111)
— Deferred tax credited to the statement of income	18	24
— Deferred tax credited to the statement of other comprehensive income	5	—
— End of year	(64)	(87)

The components of the deferred tax assets/(liabilities) recognised in the consolidated statement of financial position and the movements during the year are as follows:

Deferred tax arising from:	Credit loss allowance	Unrecognised revaluation surplus on prepayments for the leasehold land determined under PRC regulations (Note (i))	Deductible tax losses	Accruals of expenses not yet deductible for tax purpose	Unrealised profit from the transactions with Tower Company	Gain from Tower Assets Disposal	Accelerated depreciation of property, plant and equipment (Note (ii))	Contract costs	Depreciation charge of right-of-use assets	Others	Total
At 1 January 2019	1,714	1,354	1,303	3,180	445	(372)	(5,921)	(229)	271	1,816	3,561
Credited/(Charged) to the statement of income	204	(48)	(933)	161	(64)	372	(2,651)	190	99	247	(2,423)
Credited to other comprehensive income	–	–	–	–	–	–	–	–	–	1	1
At 31 December 2019	1,918	1,306	370	3,341	381	–	(8,572)	(39)	370	2,064	1,139
Credited/(Charged) to the statement of income	575	(48)	(370)	842	(64)	–	(2,527)	39	20	1,080	(453)
Charged to other comprehensive income	–	–	–	–	–	–	–	–	–	(5)	(5)
At 31 December 2020	2,493	1,258	–	4,183	317	–	(11,099)	–	390	3,139	681

ANNUAL REPORT 2020 141

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

13. TAXATION (Continued)

Deferred taxation as at year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

Note 2020 2019

Net deferred tax assets after offsetting:

Deferred tax assets:

Credit loss allowance 2,475 1,918 Unrecognised revaluation surplus on prepayments for the leasehold land determined under PRC regulations (i) 1,258 1,306 Deductible tax losses — 370 Accruals of expenses not yet deductible for tax purpose 4,183 3,341 Unrealised profit from the transactions with Tower Company 317 381 Depreciation charge of right-of-use assets 390 370 Deferred revenue on subscriber points reward program 242 229 Unrealised profit for the inter-company transactions 368 227 Government grants relating to assets 794 695 Intangible assets amortisation difference 422 464 Others 1,409 555

11,858 9,856

Deferred tax liabilities:

Accelerated depreciation of property, plant and equipment (ii) (11,099) (8,572) Contract costs — (39) Others (14) (19)

(11,113) (8,630)

745 1,226

Net deferred tax liabilities after offsetting:

Deferred tax assets:

Credit loss allowance 18 —

Deferred tax liabilities:

Accelerated depreciation for tax purpose (82) (87)

(64) (87)

142 CHINA UNICOM (HONG KONG) LIMITED

13. TAXATION (Continued)

(i) The prepayments for the leasehold land were revalued for PRC tax purposes as at 31 December 2003 and 2004. However, the resulting revaluations of the prepayments for the leasehold land were not recognised under IFRSs/HKFRSs. Accordingly, deferred tax assets were recorded by the Group under IFRSs/HKFRSs.

(ii) According to “Announcement on Enterprise Income Tax Policy for Those Enterprise Involved in the Accelerated Depreciation of Property, Plant and Equipment” (Caishui [2014] No.75) issued by the MOF and the SAT of the PRC, starting from 2014, the Group’s property, plant and equipment that comply with this tax policy are allowed to be depreciated under the accelerated depreciation method, or fully deducted for tax purpose in the year of purchase. Temporary differences arise from the different useful lives under tax basis and accounting basis have been recorded as deferred tax liabilities.

14. EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2020 and 2019 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended 31 December 2020 and 2019 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. No dilutive potential ordinary shares for the years ended 31 December 2020 and 2019.

The following table sets forth the computation of basic and diluted earnings per share:

2020 2019

Numerator (in RMB millions):

Profit attributable to equity shareholders of the Company used in    computing basic/diluted earnings per share 12,493 11,330

Denominator (in millions):

Weighted average number of ordinary shares outstanding used in    computing basic/diluted earnings per share 30,598 30,598

Basic/Diluted    earnings per share (in RMB) 0.41 0.37

ANNUAL REPORT 2020 143

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

15. PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the years ended 31 December 2020 and 2019 are as follows:

	2020					
	Buildings	Tele-communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:						
Beginning of year	75,160	833,423	20,092	3,728	54,261	986,664
Additions	34	767	306	173	67,647	68,927
Transfer from CIP	1,801	64,847	1,142	214	(68,004)	—
Transfer to other assets	—	—	—	—	(5,649)	(5,649)
Disposals	(337)	(57,643)	(1,285)	(414)	(4)	(59,683)
End of year	76,658	841,394	20,255	3,701	48,251	990,259
Accumulated depreciation and impairment:						
Beginning of year	(36,840)	(563,735)	(15,658)	(2,919)	(111)	(619,263)
Charge for the year	(2,680)	(58,319)	(1,222)	(403)	—	(62,624)
Disposals	277	53,881	1,239	414	4	55,815
End of year	(39,243)	(568,173)	(15,641)	(2,908)	(107)	(626,072)
Net book value:						
End of year	37,415	273,221	4,614	793	48,144	364,187
Beginning of year	38,320	269,688	4,434	809	54,150	367,401

144 CHINA UNICOM (HONG KONG) LIMITED

15. PROPERTY, PLANT AND EQUIPMENT (Continued)

	2019					
	Buildings	Tele-communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:						
At 1 January 2019	73,876	845,924	20,080	3,916	42,306	986,102
Additions	160	225	369	116	55,565	56,435
Transfer from CIP	1,279	36,871	839	194	(39,183)	—
Transfer to other assets	—	—	—	—	(4,415)	(4,415)
Disposals	(155)	(49,597)	(1,196)	(498)	(12)	(51,458)
End of year	75,160	833,423	20,092	3,728	54,261	986,664
Accumulated depreciation and impairment:						
At 1 January 2019	(34,222)	(549,093)	(15,559)	(2,978)	(118)	(601,970)
Charge for the year	(2,744)	(60,598)	(1,226)	(439)	(5)	(65,012)
Disposals	126	45,956	1,127	498	12	47,719
End of year	(36,840)	(563,735)	(15,658)	(2,919)	(111)	(619,263)
Net book value:						
End of year	38,320	269,688	4,434	809	54,150	367,401
At 1 January 2019	39,654	296,831	4,521	938	42,188	384,132

For the year ended 31 December 2020, interest expense of approximately RMB206 million (2019: approximately RMB387 million) was capitalised as CIP. The capitalised borrowing rate represents the cost of capital for raising the related borrowings and varied from 2.35% to 3.12% for the year ended 31 December 2020 (2019: 3.07% to 3.49%).

Mainly as a result of the Group's ongoing modification of its telecommunications network and following subscribers' voluntarily cross-network migration progress, the Group disposed certain property, plant and equipment with carrying amounts of RMB3,868 million for consideration of RMB1,503 million for the year ended 31 December 2020 (2019: RMB3,739 million and RMB1,560 million, respectively), resulting in a net loss of approximately RMB2,365 million for the year ended 31 December 2020 (2019: approximately RMB2,179 million).

ANNUAL REPORT 2020 145

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

16. RIGHT-OF-USE ASSETS

2020 Telecommunications

Buildings equipment Land use rights Others Total

Cost:

Beginning of year 17,730 37,984 13,682 937 70,333 Additions 2,721 5,023 41 426 8,211 Disposals (4,584) (551) (14) (230) (5,379)

End of year 15,867 42,456 13,709 1,133 73,165

Accumulated depreciation and impairment:

Beginning of year (8,405) (14,062) (4,509) (284) (27,260) Charge for the year (3,885) (8,140) (298) (254) (12,577) Disposals 4,093 304 5 230 4,632

End of year (8,197) (21,898) (4,802) (308) (35,205)

Net book value:

End of year 7,670 20,558 8,907 825 37,960

Beginning of year 9,325 23,922 9,173 653 43,073

146 CHINA UNICOM (HONG KONG) LIMITED

16. RIGHT-OF-USE ASSETS (Continued)

	2019				
	Buildings	Tele-communications equipment	Land use rights	Others	Total
Cost:					
At 1 January 2019	14,110	35,631	13,504	643	63,888
Additions	3,620	2,814	178	294	6,906
Disposals	–	(461)	–	–	(461)
End of year	17,730	37,984	13,682	937	70,333
Accumulated depreciation and impairment:					
At 1 January 2019	(4,962)	(7,215)	(4,214)	(138)	(16,529)
Charge for the year	(3,443)	(7,308)	(295)	(146)	(11,192)
Disposals	–	461	–	–	461
End of year	(8,405)	(14,062)	(4,509)	(284)	(27,260)
Net book value:					
End of year	9,325	23,922	9,173	653	43,073
At 1 January 2019	9,148	28,416	9,290	505	47,359

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Notes 29(c) and 36, respectively.

17. GOODWILL

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. by the Group in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group's shares of the fair values of the separately identifiable net assets acquired prior to the adoption of HKFRSs and AG 5 in 2005.

Goodwill is allocated to the Group's cash-generating units ("CGU"). The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including service revenue annual growth rate of 1% (2019: 1%) and the applicable discount rate of 11% (2019: 11%). Management determined expected growth rates and operating results based on past performance and its expectations in relation to market developments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management's assessment results, there was no impairment of goodwill as at 31 December 2020 and 2019, any reasonably possible change in the assumptions used in the calculation of recoverable amount would not result in impairment losses.

ANNUAL REPORT 2020 147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

18. INVESTMENTS IN SUBSIDIARIES

As at 31 December 2020, the details of the Company's subsidiaries are as follows:

Name	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/ paid up capital	Principal activities and place of operation
		Direct	Indirect		
China United Network Communications Corporation Limited ("CUCL")	The PRC, 21 April 2000, limited liability company	100%	–	RMB213,044,797,828	Telecommunications operation in the PRC
China Unicom Global Limited	Hong Kong, 29 May 2015, limited company	100%	–	HKD2,625,097,491	Investment holding
China Unicom (Hong Kong) Operations Limited	Hong Kong, 24 May 2000, limited company	–	100%	HKD1,510,100,000	Telecommunications service in Hong Kong
China Unicom (Americas) Operations Limited	USA, 24 May 2002, limited company	–	100%	5,000 shares, USD100 each	Telecommunications service in the USA
China Unicom (Europe) Operations Limited	The United Kingdom, 8 November 2006, limited company	–	100%	4,861,000 shares, GBP1 each	Telecommunications operation in the United Kingdom
China Unicom (Japan) Operations Corporation	Japan, 25 January 2007, limited company	–	100%	1,000 shares, JPY366,000 each	Telecommunications operation in Japan
China Unicom (Singapore) Operations Pte Limited	Singapore, 5 August 2009, limited company	–	100%	30,000,000 shares, RMB1 each	Telecommunications operation in Singapore
China Unicom (South Africa) Operations (Pty) Limited	South Africa, 19 November 2012, limited liability company	–	100%	100 shares, ZAR 1 each	Telecommunications operation in South Africa
China Unicom (MYA) Operations Company Limited	The Republic of the Union of Myanmar ("Myanmar"), 7 June 2013, limited liability company	–	100%	2,150,000 shares, USD1 each	Communications technology training in Myanmar
China Unicom (Australia) Operations Pty Limited	Australia, 27 May 2014, limited liability company	–	100%	7,152,953 shares, AUD 1 each	Telecommunications operation in Australia
China Unicom (Russia) Operations Limited Liability Company	Russia, 28 December 2016, limited liability company	–	100%	RUB10,000	Telecommunications service in Russia

148 CHINA UNICOM (HONG KONG) LIMITED

18. INVESTMENTS IN SUBSIDIARIES (Continued)

Name	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/ paid up capital	Principal activities and place of operation
		Direct	Indirect		
China Unicom (Brazil) Telecommunications Limited	Brazil, 23 June 2016, limited liability company	–	100%	R$21,165,840	Telecommunications service in Brazil
China Unicom (Brazil) Holdings Ltda.	Brazil, 27 October 2017, limited liability company	–	100%	R$21,277,298	Investment holding
China Unicom Operations (Thailand) Limited	Thailand, 20 November 2017, limited liability company	–	100%	40,000 shares, Baht100 each	Telecommunications service in Thailand
China Unicom Operations (Malaysia) Sdn. Bhd.	Malaysia, 10 November 2017, limited liability company	–	100%	3,200,000 shares, MYR1 each	Telecommunications service in Malaysia
China Unicom Operations Korea Co., Ltd	Korea, 24 November 2017, limited liability company	–	100%	60,000 shares, KRW5,000 each	Telecommunications service in Korea
China Unicom (Vietnam) Operations Company Limited	Vietnam, 19 April 2018, limited liability company	–	100%	VND2,276,000,000	Telecommunications service in Vietnam
China Unicom (Cambodia) Operations Co. Ltd	Cambodia, 11 May 2018, limited liability company	–	100%	10,000 shares, Riels4,000 each	Telecommunications service in Cambodia
PT China Unicom Indonesia Operations	Indonesia, 25 October 2019, limited liability company	–	100%	20,000,000,001 shares, Rp1 each	Telecommunications service in Indonesia
China Unicom (Philippines) Operations Inc	Philippines, 6 November 2019, limited liability company	–	100%	103,012 shares, Php100 each	Telecommunications service in Philippines
Unicom Vsens Telecommunications Company Limited	The PRC, 19 August 2008, limited liability company	–	100%	RMB610,526,500	Sales of handsets, telecommunication equipment and provision of technical services in the PRC
Unicom Digital Technology Co,.Ltd	The PRC, 30 April 2006, limited liability company	–	100%	RMB6,749,318,313.27	Provision of information communications technology services in the PRC
China Unicom Online Information Technology Company Limited	The PRC, 29 March 2006, limited liability company	–	100%	RMB400,000,000	Provision of internet information services and value-added telecommunications services in the PRC

ANNUAL REPORT 2020 149

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

18. INVESTMENTS IN SUBSIDIARIES (Continued)

Name	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/ paid up capital	Principal activities and place of operation
		Direct	Indirect		
Beijing Telecom Planning and Designing Institute Company Limited	The PRC, 25 April 1996, limited liability company	–	100%	RMB264,227,115	Provision of telecommunications network construction, planning and technical consulting services in the PRC
China Information Technology Designing & Consulting Institute Company Limited	The PRC, 11 November 1991, limited liability company	–	100%	RMB430,000,000	Provision of consultancy, survey, design and contract services relating to information projects and construction projects in the telecommunications industry in the PRC
China Unicom Information Navigation Company Limited	The PRC, 17 September 1998, limited liability company	–	100%	RMB6,825,087,800	Provision of customer services in the PRC
Huaxia P&T Project Consultation and Management Company Limited	The PRC, 5 March 1998, limited liability company	–	100%	RMB50,100,000	Provision of project design consultation and monitoring in the PRC
Zhengzhou Kaicheng Industrial Company Limited	The PRC, 21 December 2005, limited liability company	–	100%	RMB2,200,000	Provision of property management services in the PRC
Unicompay Company Limited	The PRC, 11 April 2011, limited liability company	–	100%	RMB250,000,000	Provision of e-payment services in the PRC
Beijing Wo Digital Media Advertising Co., Ltd	The PRC, 21 July 2006, limited liability company	–	100%	RMB20,000,000	Provision of advertising design, production, agency and publication in the PRC
Guangdong Unicom Communication Construction Co., Ltd	The PRC, 28 May 2013, limited liability company	–	100%	RMB30,000,000	Provision of telecommunications network construction, maintenance and technical services in the PRC
China Unicom Intelligence Security Technology Corporation Limited	The PRC, 15 August 2007, limited liability company	–	100%	RMB150,000,000	Provision of technical development and consultation in the PRC

150 CHINA UNICOM (HONG KONG) LIMITED

18. INVESTMENTS IN SUBSIDIARIES (Continued)

Name	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/ paid up capital	Principal activities and place of operation
		Direct	Indirect		
Unicom Cloud Data Company Limited	The PRC, 4 June 2013, limited liability company	–	100%	RMB4,000,000,000	Provision of technology development, transfer and consulting service in the PRC
Unicom Innovation Investment Company Limited	The PRC, 29 April 2014, limited liability company	–	100%	RMB3,040,000,000	Venture capital investment business in the PRC
Xiaowo Technology Co. Ltd	The PRC, 24 October 2014, limited liability company	–	100%	RMB200,000,000	Communications technology development and promotion in the PRC
China Unicom Smart Connection Technology Company Limited	The PRC, 7 August 2015, limited liability company	–	68.88%	RMB246,796,148	Auto informatisation in the PRC
Unicom Intelligent Network Ruixing Technology (Beijing) Co., Ltd.	The PRC, 26 September 2018, limited liability company	–	55.10%	RMB10,000,000	Provision of technology promotion service of intelligent transportation system's products in the PRC
Unicom Intelligent Vehicle Technology (Shanghai) Co., Ltd	The PRC, 28 September 2018, limited liability company	–	68.88%	RMB10,000,000	Provision of technology development, technology consultation and other services in the PRC
Finance Company	The PRC, 17 June 2016, limited liability company	–	91%	RMB3,000,000,000	Provision of financial services in the PRC
China Unicom Innovation Investment Company (Shenzhen) Limited	The PRC, 28 January 2016, limited liability company	–	100%	RMB200,000	Venture capital investment business in the PRC
China Unicom Innovation Investment Company (Guizhou) Limited	The PRC, 8 October 2016, limited liability company	–	60%	RMB1,000,000	Venture capital investment business in the PRC
China Unicom Innovation Investment (Shenzhen) Investment Centre	The PRC, 1 February 2016, limited partnership	–	100%	RMB79,300,000	Venture capital investment business in the PRC
Unicom Big Data Co., Ltd.	The PRC, 24 August, 2017, limited liability company	–	100%	RMB500,000,000	Provision of data processing service in the PRC

ANNUAL REPORT 2020 151

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

18. INVESTMENTS IN SUBSIDIARIES (Continued)

Name	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/ paid up capital	Principal activities and place of operation
		Direct	Indirect		
Liantong Travel Service (Beijing) Company Limited	The PRC, 30 September, 2017, limited liability company	–	100%	RMB30,000,000	Provision of tourism and information services in the PRC
China Unicom (Guangdong Branch) Internet Industry Limited	The PRC, 5 January, 2017, limited liability company	–	100%	RMB100,000,000	Provision of information communications technology services in the PRC
China Unicom (Zhejiang) Industry Internet Company Limited	The PRC, 20 June, 2017, limited liability company	–	100%	RMB11,000,000	Provision of information communications technology services in the PRC
China Unicom (ShanDong) Industrial Internet Company Limited	The PRC, 3 March, 2017, limited liability company	–	100%	RMB50,000,000	Provision of information communications technology services in the PRC
China Unicom (Fujian) Industrial Internet Company Limited	The PRC, 23 February, 2018, limited liability company	–	100%	RMB50,000,000	Provision of information communications technology services in the PRC
China Unicom (Shanxi) Industrial Internet Company Limited	The PRC, 21 March, 2018, limited liability company	–	100%	RMB50,000,000	Provision of information communications technology services in the PRC
China Unicom Xiongan Industrial Internet Company Limited	The PRC, 25 April, 2018, limited liability company	–	100%	RMB15,000,000	Provision of information communications technology services in the PRC
China Unicom (Sichuan) Industrial Internet Company Limited	The PRC, 29 March, 2018, limited liability company	–	100%	RMB50,000,000	Provision of information communications technology services in the PRC
China Unicom (Liaoning) Industrial Internet Company Limited	The PRC, 28 March, 2018, limited liability company	–	100%	RMB20,000,000	Provision of information communications technology services in the PRC
China Unicom (Shaanxi) Industrial Internet Company Limited	The PRC, 27 March, 2018, limited liability company	–	100%	RMB20,000,000	Provision of information communications technology services in the PRC

152 CHINA UNICOM (HONG KONG) LIMITED

18. INVESTMENTS IN SUBSIDIARIES (Continued)

Name	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/ paid up capital	Principal activities and place of operation
		Direct	Indirect		
China Unicom (Jiangsu) Industrial Internet Company Limited	The PRC, 9 May, 2018, limited liability company	–	100%	RMB26,200,000	Provision of information communications technology services in the PRC
China Unicom (Shanghai) Industrial Internet Company Limited	The PRC, 13 March, 2018, limited liability company	–	100%	RMB20,000,000	Provision of information communications technology services in the PRC
China Unicom (Heilongjiang) Industrial Internet Company Limited	The PRC, 14 March, 2018, limited liability company	–	100%	RMB50,000,000	Provision of information communications technology services in the PRC
Henan Industrial Interconnection & Technology Co, Ltd	The PRC, 30 May 2019, limited liability company	–	40%	RMB53,000,000	Provision of information communications technology services in the PRC
China Unicom Video Technology Co., Ltd.	The PRC, 17 January, 2018, limited liability company	–	100%	RMB100,000,000	Provision of technology research and development, consultation and services of TV Video and Mobile Video in the PRC
China Unicom Internet of Things Corporation Limited	The PRC, 16 March, 2018, limited liability company	–	100%	RMB207,000,000	Provision of internet of things technology, system development and technical consultation, sales and maintenance of system and equipment and online data processing and transaction business in the PRC
China Unicom High-tech Big Data Artificial Intelligence Technology (Chengdu) Co., Ltd.	The PRC, 29 March, 2018, limited liability company	–	51%	RMB10,000,000	Provision of Big Data Service, cloud computation and infrastructure service in the PRC
China Unicom iRead Science and Culture Co., Ltd.	The PRC, 28 April, 2018, limited liability company	–	100%	RMB51,000,000	Provision of Online Video, Online Reading Material in the PRC
China Unicom WO Music & Culture Co., Ltd.	The PRC, 8 May, 2018, limited liability company	–	100%	RMB100,000,000	Provision of Network Music Service in the PRC
China Unicom Leasing Co., Ltd.	The PRC, 11 April, 2018, limited liability company	25%	75%	RMB2,500,000,000	Provision of Financing leasing business in the PRC

ANNUAL REPORT 2020 153

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

18. INVESTMENTS IN SUBSIDIARIES (Continued)

Name	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/ paid up capital	Principal activities and place of operation
		Direct	Indirect		
Yunjing Culture And Tourism Technology Co., LTD	The PRC, 27 February 2019, limited liability company	–	60%	RMB20,000,000	Provision of data analysis, processing and application services in the PRC
Yundun Intelligent Security Technology Co., Ltd	The PRC, 11 November 2019, limited liability company	–	51%	RMB51,000,000	Provision of software development; technology promotion and development in the PRC
Wobaifu Information Technology (Tianjin) Co., LTD	The PRC, April 17, 2020, limited liability company	–	100%	RMB10,000,000	Provision of software and information technology service in the PRC
Changchun FAW Communications Technology Co., Ltd.	The PRC, September 27, 2002, limited liability company	–	51%	RMB86,458,600	Telecommunications operation in the PRC
Yichun Digital Economy Industry Operation Co., Ltd	The PRC, December 14, 2020, limited liability company	–	51%	Not applicable	Provision of technology development, technology consultation and other services in the PRC

19. INTEREST IN ASSOCIATES

	2020	2019
Share of net assets	38,802	36,445

The following list contains the particulars of a material associate as at 31 December 2020:

Name	Form of business structure	Place of incorporation and business	Proportion of ownership interest held by a subsidiary	Paid up capital	Principal activities
Tower Company	Incorporated	The PRC	20.65%	RMB176,008,471,024	Construction, maintenance and operation of communications towers in the PRC (Note 45.2)

The above associate is accounted for using the equity method in the consolidated financial statements.

154 CHINA UNICOM (HONG KONG) LIMITED

19. INTEREST IN ASSOCIATES (Continued)

Summarised financial information of the material associate, adjusted for any differences in accounting policies, and reconciled to the carrying amount in the consolidated financial statements, are disclosed below:

Tower Company

2020 2019

Current assets 43,204 40,995 Non-current assets 294,176 297,072 Current liabilities (106,635) (128,364) Non-current liabilities (44,499) (27,142) Equity (186,246) (182,561)

Revenue 81,099 76,428 Profit for the year 6,427 5,221 Total comprehensive income for the year 6,427 5,221

Reconciled to the Group’s interest in the associate:

Net assets of the associate 186,246 182,561 The    Group’s effective interest 20.65% 20.65%

38,460 37,697 Adjustment for the remaining balance of the deferred gain    from the Group’s Tower Assets Disposal (1,262) (1,521)

Carrying    amount in the consolidated financial statements 37,198 36,176

The fair values of the interests in Tower Company is based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the financial position date without any deduction for transaction costs and disclosed as follows:

As at 31 December 2020 As at 31 December 2019 Carrying Carrying amount Fair value amount Fair value

Interest in listed associate

— Tower Company 37,198 34,873 36,176 56,000

As at 31 December 2020, the fair value of investment in Tower Company was RMB34,873 million (2019: RMB56,000 million) based on its quoted market price, which was below its carrying amount. The directors of the Group performed an impairment test and there was no impairment of the investment as at 31 December 2020.

ANNUAL REPORT 2020 155

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

20. INTEREST IN JOINT VENTURES

2020 2019

Share    of net assets 5,656 4,771

The following list contains the particulars of a material joint venture, which is unlisted corporate entity which has no available quoted market price as at 31 December 2020:

Proportion of Form of business Place of incorporation ownership interest

Name structure and business held by a subsidiary Paid up capital Principal activities

Merchants Union Consumer Finance Incorporated The PRC 50% RMB3,868,960,000 Consumer finance consulting in the PRC Company Limited (“MUCFC”)

Summarised financial information of the material joint venture, adjusted for any differences in accounting policies, and reconciled to the carrying amount in the consolidated financial statements, are disclosed below:

MUCFC

2020 2019

Assets 108,311 92,697 Liabilities (97,283) (83,337) Equity (11,028) (9,360)

Revenue 12,651 10,740 Profit for the year 1,668 1,466 Total comprehensive income for the year 1,668 1,466

Included in above income:

Interest income 15,710 13,055 Interest expense (3,059) (3,178) Income tax expense (728) (426)

Reconciled to the Group’s interests in the joint venture:

Net assets of the joint venture 11,028 9,360 The    Group’s effective interest 50% 50%

Carrying    amount in the consolidated financial statements 5,514 4,680

156 CHINA UNICOM (HONG KONG) LIMITED

21. CONTRACT ASSETS AND CONTRACT LIABILITIES

(a) Contract assets

2020 2019

Contract assets from bundle sales of mobile handsets and provision of service, net of allowance 832 1,856 Others 94 47

Sub-total 926 1,903 Less:    Current portion (823) (1,308)

103 595

The Group offers preferential packages to the customers which include the bundle sales of mobile handsets and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their standalone selling prices. The revenue relating to the sale of the handsets is recognised when the titles are passed to the customers and the consideration allocated to the sales of mobile handsets is gradually received during the contract period when the customers pay the monthly package fee.

(b) Contract liabilities

Note 2020 2019

Advances received from customers for future services (i) 41,537 39,498 Others     1,104 1,150

42,641 40,648

(i) Contract liabilities primarily arises from relates to the considerations received from customers before the Group satisfying performance obligations. It would be recognised as revenue upon the rendering of services. Almost all of the contract liability balance as at 31 December 2019 was recognised as revenue for the year ended 31 December 2020.

ANNUAL REPORT 2020 157

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

22. CONTRACT COSTS

	Note	2020	2019
Direct incremental costs of broadband and IPTV service	(i)	2,410	3,079
Sales commissions	(ii)	1,262	1,844
		3,672	4,923

(i) Direct incremental costs for activating broadband and IPTV subscribers mainly include the costs of installing broadband and IPTV terminals at customer's homes for the provision of broadband and IPTV services, and are amortised over the expected service period. The amount of capitalised direct incremental costs for activating broadband and IPTV subscribers recognised in profit or loss during the year was RMB2,524 million (2019: RMB2,891 million). The amount of capitalised direct incremental costs for activating broadband and IPTV subscribers that is expected to be recovered after more than one year is RMB719 million (2019: RMB893 million).

(ii) Sales commissions are paid to agents whose selling activities resulted in new customers entering into contracts with the Group. The amount of capitalised sales commissions recognised in profit or loss during the year was RMB1,152 million (2019: RMB1,472 million). There was no significant impairment in relation to the opening balance of capitalised costs or the costs capitalised during the year (2019: Nil). The amount of capitalised sales commissions that is expected to be recovered after more than one year is RMB396 million (2019: RMB811 million).

23. FINANCIAL ASSETS MEASURED AT FAIR VALUE

	Note	2020	2019
Non-current portion:			
Equity securities measured at FVOCI (non-recycling)	(i)	1,838	3,323
Financial assets measured at FVPL	(ii)	934	568
Debt securities measured at FVOCI (recycling)	(iii)	721	–
		3,493	3,891
Current portion:			
Financial assets measured at FVPL	(ii)	1,560	202
Debt securities measured at FVOCI (recycling)	(iii)	22,629	–
		24,189	202
		27,682	4,093

158 CHINA UNICOM (HONG KONG) LIMITED

23. FINANCIAL ASSETS MEASURED AT FAIR VALUE (Continued)

(i) Equity securities measured at FVOCI (non-recycling)

Note 2020 2019

Listed in the PRC 114 143 Listed outside the PRC 42 1,672 3,125 Unlisted     52 55

1,838 3,323

(ii) Financial assets measured at FVPL represent certain equity investments, investments in monetary funds and wealth management products.

(iii) Debt securities measured at FVOCI (recycling) represent certain debt investments issued by banks and the investments are held within a business model whose objective is achieved by both the collection of contractual cash flows and sale.

24. SHORT-TERM BANK DEPOSITS AND RESTRICTED DEPOSITS

2020 2019

Short-term bank deposits 6,900 —Restricted    deposits 5,089 3,716

11,989 3,716

25. OTHER ASSETS

Note 2020 2019

Intangible assets (i) 10,974 11,324 Prepaid services charges for transmission lines and electricity cables and other services 1,281 995 VAT recoverable (ii) 442 216 Others 1,894 1,273

14,591 13,808

ANNUAL REPORT 2020 159

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

25. OTHER ASSETS (Continued)

(i) Intangible assets

	Computer software	Others	Total
Cost:			
At 1 January 2019	28,956	3,405	32,361
Additions	174	21	195
Transfer from CIP	3,956	205	4,161
Disposals	(1,728)	(53)	(1,781)
At 31 December 2019	31,358	3,578	34,936
Additions	145	13	158
Transfer from CIP	4,097	399	4,496
Disposals	(3,596)	(103)	(3,699)
At 31 December 2020	32,004	3,887	35,891
Accumulated amortisation and impairment:			
At 1 January 2019	(19,745)	(1,460)	(21,205)
Amortisation charge for the year	(3,736)	(427)	(4,163)
Disposals	1,708	48	1,756
At 31 December 2019	(21,773)	(1,839)	(23,612)
Amortisation charge for the year	(4,331)	(509)	(4,840)
Disposals	3,447	88	3,535
At 31 December 2020	(22,657)	(2,260)	(24,917)
Net book value:			
At 31 December 2020	9,347	1,627	10,974
At 31 December 2019	9,585	1,739	11,324

(ii) VAT recoverable includes input VAT and prepaid VAT which will likely be deducted beyond one year. VAT recoverable which will be deducted within one year are included in "Prepayments and other current assets". See Note 28(i).

160 CHINA UNICOM (HONG KONG) LIMITED

26. INVENTORIES AND CONSUMABLES

2020 2019

Handsets and other telecommunication products 1,682 2,027 Consumables 1 16 Others 268 316

1,951 2,359

27. ACCOUNTS RECEIVABLE

2020 2019

Accounts receivable 26,009 24,601 Less:    Credit loss allowance (9,722) (7,368)

16,287 17,233

The gross carrying amount of accounts receivable from contracts with customers amounted to RMB25,933 million as at 31 December 2020 (2019: RMB24,569 million).

The aging analysis of accounts receivable, based on the billing date and net of credit loss allowance, is as follows:

2020 2019

Within one month 8,963 9,472 More than one month to three months 2,766 2,545 More than three months to one year 3,914 3,881 More    than one year 644 1,335

16,287 17,233

The normal credit period granted by the Group to individual subscribers and general corporate customers is thirty days from the date of billing unless they meet certain specified credit assessment criteria. For major corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding one year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers. The Covid-19 pandemic since early 2020 has brought about additional uncertainties in the operations and financial position of the Group’s customers. The Group considered the impact of Covid-19 when evaluating the forward-looking information used in the ECL model and reassessed expected loss provisions including assessing the risk factors associated with various customer sectors and applying an upward risk weighting to those sectors with a significant increase in credit risk.

ANNUAL REPORT 2020 161

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

27. ACCOUNTS RECEIVABLE (Continued)

The Group measures loss allowances for accounts receivable at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience indicate that there are different loss patterns for different customer types, the loss allowance based on past due status is distinguished between the Group’s different customer types.

The following table provides information about the Group’s exposure to credit risk and ECLs for accounts receivable as at 31 December 2020:

For individual subscribers and general corporate customers

Expected Gross carrying Loss loss rate amount allowance

%

Current (not past due) 6% 2,696 (161)

1–90 days past due 50% 1,195 (599)

91–180 days past due 90% 711 (637) More    than 180 days past due 100% 2,147 (2,147)

6,749 (3,544)

For major corporate customers

Expected Gross carrying Loss loss rate amount allowance

%

Current (not past due) 5% 6,641 (332) Within 1 year past due 24% 7,899 (1,867)

1–2 years past due 68% 2,020 (1,382)

2–3 years past due 89% 942 (839) More    than 3 years past due 100% 1,758 (1,758)

19,260 (6,178)

162 CHINA UNICOM (HONG KONG) LIMITED

27. ACCOUNTS RECEIVABLE (Continued)

The following table provides information about the Group’s exposure to credit risk and ECLs for accounts receivable as at 31 December 2019:

For individual subscribers and general corporate customers

Expected Gross carrying Loss loss rate amount allowance

%

Current (not past due) 6% 2,929 (175)

1–90 days past due 50% 1,363 (683)

91–180 days past due 90% 840 (755) More    than 180 days past due 100% 2,250 (2,250)

7,382 (3,863)

For major corporate customers

Expected Gross carrying Loss loss rate amount allowance

%

Current (not past due) 4% 9,602 (372) Within 1 year past due 15% 4,517 (674)

1–2 years past due 48% 1,037 (498)

2–3 years past due 88% 795 (699) More    than 3 years past due 100% 1,268 (1,262)

17,219 (3,505)

Expected loss rates are based on actual loss experience over past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

ANNUAL REPORT 2020 163

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

27. ACCOUNTS RECEIVABLE (Continued)

The movement in the credit loss allowance in respect of accounts receivable during the year, is as follows:

2020 2019

Balance, beginning of year 7,368 6,709 Allowance for the year 5,097 3,128 Written -off during the year (2,743) (2,469)

Balance,    end of year 9,722 7,368

The creation and release of allowance for impaired receivables have been recognised in the consolidated statement of income. Amounts charged to the allowance account are generally written-off when there is reliable evidence to indicate no expectation of recovering the receivable.

The maximum exposure to credit risk as of the statement of financial position date is the carrying value of accounts receivable mentioned above.

28. PREPAYMENTS AND OTHER CURRENT ASSETS

The nature of prepayments and other current assets, net of credit loss allowance, are as follows:

Note 2020 2019

Prepaid services charges for transmission lines and electricity cables and other services 3,549 2,053 Prepaid power and water charges 625 648 Deposits and prepayments 3,607 2,068 VAT recoverable (i) 5,726 5,286 Prepaid enterprise income tax 12 329 Others     2,363 2,072

15,882 12,456

(i) VAT recoverable includes the input VAT and prepaid VAT that can be deducted within one year.

Prepayments and other current assets are expected to be recovered or recognised as expenses within one year.

As at 31 December 2020, there was no significant impairment for the prepayments and other current assets.

164 CHINA UNICOM (HONG KONG) LIMITED

29. CASH AND CASH EQUIVALENTS AND OTHER CASH FLOW INFORMATION

(a) Cash and cash equivalents

	2020	2019
Cash at bank and in hand	23,085	34,945

Cash and cash equivalents refer to all cash on hand and demand deposits, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(b) Reconciliation of liabilities arising from financing activities

The table below details changes in the Group's liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the Group's consolidated statement of cash flow as cash flows from financing activities.

	Short-term bank loans (Note 39)	Long-term bank loans (Note 33)	Commercial papers (Note 40)	Promissory notes (Note 34)	Corporate bonds (Note 35)	Lease liabilities (Note 36)	Other borrowings	Total
At 1 January 2020	5,564	3,306	8,995	998	2,998	32,325	7,979	62,165
Changes from financing cash flows:								
Proceeds from short-term bank loans	2,740	–	–	–	–	–	–	2,740
Proceeds from commercial papers	–	–	8,000	–	–	–	–	8,000
Repayment of short-term bank loans	(7,564)	–	–	–	–	–	–	(7,564)
Repayment of commercial papers	–	–	(10,000)	–	–	–	–	(10,000)
Repayment of long-term bank loans	–	(395)	–	–	–	–	–	(395)
Repayment of related parties loan	–	–	–	–	–	–	(50)	(50)
Payment of issuing expense for commercial papers	–	–	(7)	–	–	–	–	(7)
Capital element of lease rentals paid	–	–	–	–	–	(11,696)	–	(11,696)
Net deposits with Finance Company by related parties	–	–	–	–	–	–	283	283
Total changes from financing cash flows	(4,824)	(395)	(2,007)	–	–	(11,696)	233	(18,689)
Exchange adjustments	–	(88)	–	–	–	–	–	(88)
Other changes:								
Increase in lease liabilities from entering into new leases during the year	–	–	–	–	–	8,170	–	8,170
Decrease due to termination of lease contracts	–	–	–	–	–	(838)	–	(838)
Others	–	77	12	–	1	–	–	90
Total other changes	–	77	12	–	1	7,332	–	7,422
At 31 December 2020	740	2,900	7,000	998	2,999	27,961	8,212	50,810

ANNUAL REPORT 2020 165

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

29. CASH AND CASH EQUIVALENTS AND OTHER CASH FLOW INFORMATION (Continued)

(b) Reconciliation of liabilities arising from financing activities (Continued)

	Short-term bank loans (Note 39)	Long-term bank loans (Note 33)	Commercial papers (Note 40)	Promissory notes (Note 34)	Corporate bonds (Note 35)	Lease liabilities (Note 36)	Other borrowings	Total
At 1 January 2019	15,085	3,614	–	–	17,993	36,720	7,741	81,153
Changes from financing cash flows:								
Proceeds from short-term bank loans	28,784	–	–	–	–	–	–	28,784
Proceeds from commercial papers	–	–	8,995	–	–	–	–	8,995
Proceeds from promissory notes	–	–	–	992	–	–	–	992
Proceeds from corporate bonds	–	–	–	–	2,000	–	–	2,000
Loans from related parties	–	–	–	–	–	–	50	50
Repayment of short-term bank loans	(38,290)	–	–	–	–	–	–	(38,290)
Repayment of long-term bank loans	–	(418)	–	–	–	–	–	(418)
Repayment of related parties loan	–	–	–	–	–	–	(48)	(48)
Repayment of corporate bonds	–	–	–	–	(17,000)	–	–	(17,000)
Capital element of lease rentals paid	–	–	–	–	–	(11,123)	–	(11,123)
Net deposits with Finance Company by related parties	–	–	–	–	–	–	236	236
Total changes from financing cash flows	(9,506)	(418)	8,995	992	(15,000)	(11,123)	238	(25,822)
Exchange adjustments	(15)	27	–	–	–	–	–	12
Other changes:								
Increase in lease liabilities from entering into new leases during the year	–	–	–	–	–	6,728	–	6,728
Others	–	83	–	6	5	–	–	94
Total other changes	–	83	–	6	5	6,728	–	6,822
At 31 December 2019	5,564	3,306	8,995	998	2,998	32,325	7,979	62,165

(c) Total cash outflow for leases

Amounts included in the consolidated statement of cash flows for leases comprise the following:

	2020	2019
Within operating cash flows	7,971	7,798
Within investing cash flows	41	178
Within financing cash flows	11,696	11,123
	19,708	19,099

166 CHINA UNICOM (HONG KONG) LIMITED

30. SHARE CAPITAL

Number of shares Share Issued and fully paid: millions capital

At    1 January 2019, at 31 December 2019 and at 31 December 2020 30,598 254,056

31. RESERVES

(a) Movement in components of equity    The Company

Investment

Share revaluation Other Retained    capital reserve reserve profits Total equity

Balance at 1 January 2019 254,056 (7,460) 572 11,015 258,183 Total comprehensive income for the year — (573) — 15,106 14,533 Dividends    relating to 2018 — — — (4,100) (4,100)

Balance    at 31 December 2019 254,056 (8,033) 572 22,021 268,616

Balance at 1 January 2020 254,056 (8,033) 572 22,021 268,616

Total comprehensive income for the year — (1,453) — 5,101 3,648 Dividends    relating to 2019 — — — (4,529) (4,529)

Balance    at 31 December 2020 254,056 (9,486) 572 22,593 267,735

ANNUAL REPORT 2020 167

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

31. RESERVES (Continued)

(b) Nature and purpose    (i) Statutory reserves

CUCL is registered as a foreign investment enterprise in the PRC. In accordance with the Articles of Association, it is required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from profit after tax and non-controlling interests but before dividend distribution.

CUCL is required to allocate at least 10% of its profit after tax and non-controlling interests determined under the PRC Company Law to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

Accordingly, CUCL appropriated approximately RMB1,246 million (2019: approximately RMB1,273 million) to the general reserve fund for the year ended 31 December 2020.

Appropriation to the staff bonus and welfare fund is made at the discretion of the Board of Directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRS/HKFRSs, the appropriations to the staff bonus and welfare fund are charged to the statement of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended

31 December 2020 and 2019, no appropriation to staff bonus and welfare fund has been made by CUCL.

According to the PRC tax approval document issued by the MOF and the SAT of the PRC, the upfront connection fees were not subject to the PRC enterprise income tax and an amount equal to the upfront connection fees recognised in the retained profits had been transferred from retained profits to the statutory reserve. As at 31 December 2011, an accumulated appropriation of approximately RMB12,289 million was made to the statutory reserve and no more upfront connection fees are recognised afterwards.

(ii) General risk reserve

CUCL and Unicom Group established the Finance Company to provide certain financial services. Pursuant to “Requirements on Impairment Allowance for Financial Institutions” (Caijin [2012] No. 20) issued by the MOF which effective on 1 July 2012 (the “Document”), the Finance Company establishes a general risk reserve within the shareholders’ equity, through appropriation of retained profits, to address unidentified potential losses relating to risk assets. The general risk reserve balance should not be less than 1.5% of the ending balance of risk assets, as defined in the Document.

(iii) Investment revaluation reserve

The investment revaluation reserve represents the changes in fair value of financial assets through other comprehensive income, net of tax, until the financial assets are derecognised.

(iv) Other reserve

Other reserve mainly represents the difference between the consideration and the net assets value for business combination of entities and businesses under common control, the effect of CUCL’s capitalisation of retained profits, and capital contribution relating to share-based payment borne by A Share Company.

168 CHINA UNICOM (HONG KONG) LIMITED

32. DIVIDENDS

At the annual general meeting held on 25 May 2020, the shareholders of the Company approved the payment of a final dividend of RMB0.148 per ordinary share for the year ended 31 December 2019, totaling approximately RMB4,529 million which has been reflected as a reduction of retained profit for the year ended 31 December 2020.

At a meeting held on 11 March 2021, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.164 per ordinary share to the shareholders for the year ended 31 December 2020 totaling approximately RMB5,018 million. This proposed dividend has not been reflected as a dividend payable in the consolidated financial statements as at 31 December 2020, but will be reflected in the consolidated financial statements for the year ending 31 December 2021.

2020 2019

Proposed final dividend:

RMB0.164 (2019: RMB0.148) per ordinary share by the Company 5,018 4,529

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from the SAT of the PRC, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 31 December 2020, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE shareholders (including HKSCC Nominees Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

ANNUAL REPORT 2020 169

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

33. LONG-TERM BANK LOANS

Interest rates and final maturity 2020 2019

RMB denominated Fixed interest rates ranging from 1.08% to 1.20% (2019: 1.08% to 1.20%) bank loans per annum with maturity through 2036 (2019: maturity through 2036) 2,678 3,032

USD denominated Fixed interest rates ranging from Nil to 1.55% (2019: Nil to 1.55%) per bank loans annum with maturity through 2039 (2019: maturity through 2039) 204 232

Euro denominated Fixed interest rates ranging from 1.10% to 2.50% (2019: 1.10% to 2.50%) bank loans per annum with maturity through 2034 (2019: maturity through 2034) 18 42

Sub-total 2,900 3,306 Less: Current portion (418) (437)

2,482 2,869

As at 31 December 2020, long-term bank loans of approximately RMB46 million (2019: approximately RMB61 million) were guaranteed by third parties.

The repayment schedule of the long-term bank loans is as follows:

2020 2019

Balances due:

— no later than one year 418 437 — later than one year and no later than two years 444 413 — later than two years and no later than five years 1,072 1,183 — later than five years 966 1,273

2,900 3,306 Less: Portion classified as current liabilities (418) (437)

2,482 2,869

170 CHINA UNICOM (HONG KONG) LIMITED

34. PROMISSORY NOTES

On 18 November 2019, CUCL issued tranche one of 2019 promissory notes in an amount of RMB1 billion, with a maturity period of 3 years from the date of issue and which carries interest at 3.39% per annum.

35. CORPORATE BONDS

On 7 June 2016, the Group issued RMB1 billion 5-year corporate bond, bearing interest at 3.43% per annum.

On 19 June 2019, the Group issued RMB2 billion 3-year corporate bonds, bearing interest at 3.67% per annum.

36. LEASE LIABILITIES

At 31 December 2020 and 2019, the lease liabilities were repayable as follows:

	2020		2019	
	Present value of the minimum lease payments	Total minimum lease payments	Present value of the minimum lease payments	Total minimum lease payments
Within 1 year	11,503	11,757	10,790	11,085
After 1 year but within 2 years	9,770	10,352	9,602	10,183
After 2 years but within 5 years	5,575	6,203	10,871	12,112
After 5 years	1,113	1,498	1,062	1,430
	16,458	18,053	21,535	23,725
	27,961	29,810	32,325	34,810
Less: total future interest expenses		(1,849)		(2,485)
Present value of lease liabilities		27,961		32,325

ANNUAL REPORT 2020 171

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

37. DEFERRED REVENUE

Deferred revenue mainly represents the unamortised portion of government grants.

2020 2019

Balance    at beginning of the year 4,851 3,687

Additions for the year

— government grants 915 1,017 — others 1,204 985

Sub -total 2,119 2,002

Reductions for the year

— recognition of government grants in profit or loss (591) (469) — others (452) (369)

Sub -total (1,043) (838)

Balance    at end of the year 5,927 4,851

172 CHINA UNICOM (HONG KONG) LIMITED

38. OTHER OBLIGATIONS

	Note	2020	2019
One-off cash housing subsidies	(a)	2,496	2,496
Others		131	282
Sub-total		2,627	2,778
Less: Current portion		(2,529)	(2,604)
		98	174

(a) One-off cash housing subsidies

Certain staff quarters, prior to 1998, were sold to certain of the Group's employees at preferential prices, subject to a number of eligibility requirements. In 1998, the State Council issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of the allocation of staff quarters. However, the specific timetable and procedures for the implementation of these policies were to be determined by individual provincial or municipal governments based on the particular situation of the provinces or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales of quarters were terminated, the Group determined to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Group estimated the required provision for these cash housing subsidies amounted to RMB4,142 million, which was charged to the statement of income for the year ended 31 December 2000 (the year in which the State Council circular in respect of cash subsidies was issued).

In January 2009, through the absorption of China Netcom (Group) Company Limited ("CNC China") by CUCL and the absorption of China Network Communications Group Corporation ("Netcom Group") by Unicom Group, the rights and obligations formerly undertaken by CNC China and Netcom Group were taken over by CUCL and Unicom Group separately. As at 31 December 2020, the Group's unpaid one-off cash housing subsides amounted to approximately RMB2,496 million. If the actual payments required for these one-off housing subsidies differ from the amount provided, Unicom Group will bear any additional payments required. If the actual payments are lower than the amount provided, the difference will be paid to Unicom Group.

39. SHORT-TERM BANK LOANS

	Interest rates and final maturity	2020	2019
RMB denominated bank loans	Fixed interest rates are 1.85% (2019: 2.15% to 3.92%) per annum with maturity through 2021 (2019: maturity through 2020)	740	5,564

At 31 December 2020 and 2019, all short-term bank loans were unsecured.

ANNUAL REPORT 2020 173

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

40. COMMERCIAL PAPERS

On 25 October 2019, CUCL issued tranche one of 2019 super short term commercial papers in an amount of RMB5 billion, with a maturity period of 270 days from the date of issue and which carries interest at 2.24% per annum, and was fully repaid in July 2020.

On 15 November 2019, CUCL issued tranche two of 2019 super short term commercial papers in an amount of RMB4 billion, with a maturity period of 270 days from the date of issue and which carries interest at 2.20% per annum, and was fully repaid in August 2020.

On 15 July 2020, CUCL issued tranche one of 2020 super short term commercial papers in an amount of RMB2 billion, with a maturity period of 180 days from the date of issue and which carries interest at 1.89% per annum.

On 15 July 2020, CUCL issued tranche two of 2020 super short term commercial papers in an amount of RMB3 billion, with a maturity period of 180 days from the date of issue and which carries interest at 1.89% per annum.

On 6 August 2020, CUCL issued tranche three of 2020 super short term commercial papers in an amount of RMB1 billion, with a maturity period of 90 days from the date of issue and which carries interest at 1.57% per annum, and was fully repaid in November 2020.

On 5 November 2020, CUCL issued tranche four of 2020 super short term commercial papers in an amount of RMB2 billion, with a maturity period of 90 days from the date of issue and which carries interest at 2.17% per annum.

41. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2020	2019
Payables to contractors and equipment suppliers	73,046	63,390
Payables to telecommunications products suppliers	3,779	5,096
Customer/contractor deposits	5,723	5,771
Repair and maintenance expense payables	5,261	5,129
Salary and welfare payables	12,248	7,249
Interest payable	115	101
Amounts due to technical support services and other service providers/content providers	4,852	3,988
VAT received from customer in advance	2,746	3,052
Accrued expenses	17,186	16,486
Others	9,481	7,263
	134,437	117,525

The aging analysis of accounts payables and accrued liabilities is based on the invoice date as follows:

	2020	2019
Less than six months	116,553	101,324
Six months to one year	8,846	9,250
More than one year	9,038	6,951
	134,437	117,525

174 CHINA UNICOM (HONG KONG) LIMITED

42. MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA IN EACH OTHER

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a strategic alliance agreement and a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other’s shares.

On 23 January 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury (“Telefónica Treasury Shares”) for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement. During 2011, Telefónica completed its investment of USD500 million in the Company.

On 14 May 2012, Telefónica declared a dividend. The Company chose to implement it by means of a scrip dividend and received 1,646,269 ordinary shares of approximately RMB146 million.

As at 31 December 2020, the related financial assets measured at FVOCI amounted to approximately RMB1,672 million (2019: approximately RMB3,125 million). For the year ended 31 December 2020, the decrease in fair value of the financial assets through other comprehensive income was approximately RMB1,453 million (2019: decrease of approximately RMB573 million), has been recorded in the consolidated statement of comprehensive income.

43. EQUITY-SETTLED SHARE OPTION SCHEMES

On 16 April 2014, the Company adopted a new share option scheme (the “2014 Share Option Scheme”). The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on 22 April 2014 and will expire on 22 April 2024. Under the 2014 Share Option Scheme, the share options may be granted to employees including all directors; any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director is a grantee of the options) and all grants to connected persons shall be subject to compliance with the requirements of the Listing Rules, including where necessary the prior approval of the shareholders. As at 31 December 2020, 1,777,437,107 options were available for issue under the 2014 Share Option Scheme. Pursuant to the 2014 Share Option Scheme, the consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the Board of Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

(i) The closing price of the shares on the SEHK on the offer date in respect of the share options; and

(ii) The average closing price of the shares on the SEHK for the five trading days immediately preceding the offer date;

The option period commences on any day after the date on which such share option is offered, but may not exceed 10 years from the offer date. No share options had been granted since adoption of the 2014 Share Option Scheme.

No options outstanding as at 31 December 2020 and 2019.

ANNUAL REPORT 2020 175

NOTES TO TH E CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

44. RESTRICTED A-SHARE INCENTIVE SCHEME

Pursuant to the share incentive scheme (Phase I) of A Share Company (“the Restricted A-Share Incentive Scheme”), not more than 848 million restricted shares of A Share Company (“Restricted Shares”) were approved for granting to the core employees of the Group, the first batch granted Restricted Shares of 793,861,000 and second batch granted Restricted Shares of 13,156,000 were subscribed by them (“the Participants”, including certain core employees of the Company’s subsidiaries) on 21 March 2018 and 1 February 2019 (“the Grant Dates”), respectively, with a subscription price of RMB3.79 per share. The fair value of the Restricted Shares granted under the respective Grant Dates is RMB2.34 and RMB1.57 per share, respectively, as determined based on the difference between the market price of A Share Company of RMB6.13 per share and RMB5.36 per share at the respective Grant Dates, and the subscription price of RMB3.79 per share.

The Restricted Shares are subject to various lock-up periods (the “Lock-Up Period”) of approximately 2 years, 3 years and 4 years, respectively, immediately from the Grant Dates. During the Lock-Up Period, these shares are not transferrable, nor subject to any guarantee or indemnity. The Restricted Shares shall be unlocked (or repurchased and cancelled by the A Share Company) separately in three tranches in proportion of 40%, 30% and 30% of the total number of the Restricted Shares granted upon the expiry of each of the Lock-Up Period.

Subject to fulfilment of all service and performance conditions under the Restricted A-Share Incentive Scheme which include the achievement of certain revenue and profit targets of the A Share Company, the Participants’ individual performance appraisal, etc. (collectively referred to as “vesting conditions”), the restriction over the Restricted Shares will be removed after the expiry of the corresponding Lock-Up Period for each tranche and the Participants will be fully entitled to these incentive shares. If the vesting conditions are not fulfilled and hence the Restricted Shares cannot be unlocked, the A Share Company shall repurchase the Restricted Shares based on the respective subscription price from the Participants.

Pursuant to the Restricted A-Share Incentive Scheme, the first Lock-Up Period of approximately 2 years has expired in April 2020. With the fulfilment of the vesting conditions, Restricted Shares of 303,314,400 under the first tranche were approved for unlocking by the Board of Directors of A Share Company.

During the year ended 31 December 2020, Restricted Shares of 18,110,200 were forfeited and repurchased (2019: Restricted Shares of 7,262,000).

For the year ended 31 December 2020, the Group recognised share-based payment expenses and other reserve of RMB375 million during the year under the Restricted A-Share Incentive Scheme (2019: RMB571 million).

176 CHINA UNICOM (HONG KONG) LIMITED

45. MATERIAL RELATED PARTY TRANSACTIONS

Unicom Group is a state-owned enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party. Neither Unicom Group nor the PRC government publishes financial statements available for public use.

The PRC government controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers.

Management considers certain state-owned enterprises have material transactions with the Group in its ordinary course of business, which include but not limited to 1) rendering and receiving telecommunications services, including interconnection revenue/charges; 2) sharing certain telecommunications network infrastructure; 3) purchasing of goods, including use of public utilities; and 4) placing of bank deposits and borrowing money. The Group’s telecommunications network depends, in large part, on interconnection with the network and on transmission lines service provided by other domestic carriers. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the financial statements. Amounts due from domestic carriers are all derived from contracts with customers.

Management believes that meaningful information relating to related party transactions has been disclosed below.

45.1 Connected transactions with Unicom Group and its subsidiaries    (a)

Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

Note 2020 2019

Transactions with Unicom Group and its subsidiaries:

Charges for value-added telecommunications services (i), (ii) 188 69 Rental charges for short-term property leasing and related services charges (i), (iii) 999 989 Charges for short-term lease of telecommunications resources and related services (i), (iv) 283 290 Charges for engineering design and construction services (i), (v) 2,034 1,537 Charges for shared services (i), (vi) 77 77 Charges for materials procurement services (i), (vii) 47 20 Charges for ancillary telecommunications services (i), (viii) 2,735 2,417 Charges for comprehensive support services (i), (ix) 979 1,052 Income from comprehensive support services (i), (ix) 229 203 Lending by Finance Company to Unicom Group and its subsidiary (i), (xi) 16,500 11,434 Repayment of loans lending by Finance Company to Unicom Group (i), (xi) 13,704 11,134 Interest income from lending services (i), (xi) 387 370

ANNUAL REPORT 2020 177

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

45. MATERIAL RELATED PARTY TRANSACTIONS (Continued)

45.1 Connected transactions with Unicom Group and its subsidiaries (Continued)    (a) Recurring transactions (Continued)

(i) On 25 November 2016, CUCL entered into the agreement, “2017–2019 Comprehensive Services Agreement” with Unicom Group to renew certain continuing connected transactions. “2017–2019 Comprehensive Services Agreement” has a term of three years commencing on 1 January 2017 and expired on 31 December 2019.

On 21 October 2019, CUCL and Unicom Group entered into the “2020–2022 Comprehensive Services Agreement”. The services are existing continuing connected transactions and their respective terms are substantially the same as those set out in the “2017–2019 Comprehensive Services Agreement”, and the service fees payable shall be calculated on the same basis as under previous agreement. Annual caps for those transactions have not been changed under the new agreement as compared to the year ended 31 December 2019.

(ii) UNISK (Beijing) Information Technology Corporation Limited (“UNISK”) agreed to provide the mobile subscribers of CUCL with various types of value-added services through its cellular communications network and data platform.

The Group retains a portion of the revenue generated from the value-added services provided to the Group’s subscribers (and actually received by the Group) and allocates a portion of such fees to UNISK for settlement, on the condition that such proportion allocated to UNISK does not exceed the average proportion allocated to independent value-added telecommunications content providers who provide value-added telecommunications content to the Group in the same region. The percentage of revenue to be allocated to UNISK by the Group varies depending on the types of value-added service provided to the Group.

(iii) CUCL and Unicom Group agreed to mutually lease properties and ancillary facilities from each other. Rentals are based on the lower of the market rates and the depreciation costs and taxes.

(iv) Unicom Group agreed to lease to CUCL certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) and certain other telecommunications facilities for its operations. The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and facilities provided that such charges would not be higher than market rates. For maintenance service to the telecommunications facilities aforementioned, unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL and determined with reference to market rates or a cost-plus basis if there are no market rates.

(v) Unicom Group agreed to provide engineering design, construction and supervision services and IT services to CUCL. The charges payable by CUCL for the above services are determined with reference to the market price and are settled when the relevant services are provided.

(vi) Unicom Group and CUCL agreed to provide shared services to each other and would share the costs related to the shared services proportionately in accordance with their respective total assets value with certain adjustments.

For the year ended 31 December 2020, the services charges paid by Unicom Group to CUCL was negligible.

178 CHINA UNICOM (HONG KONG) LIMITED

45. MATERIAL RELATED PARTY TRANSACTIONS (Continued)

45.1 Connected transactions with Unicom Group and its subsidiaries (Continued)    (a) Recurring transactions (Continued)

(vii) Unicom Group agreed to provide comprehensive procurement services for imported and domestic telecommunications materials and other domestic non-telecommunications materials to CUCL. Unicom Group has also agreed to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services. In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above materials procurement.

The charges payable by CUCL to Unicom Group are based on contract values, market rates, government guidance price or cost-plus basis where applicable.

(viii) Unicom Group agreed to provide ancillary telecommunications services to CUCL. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisitions and servicing and other customers’ service. The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided.

(ix) Unicom Group and CUCL agreed to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities mentioned in (iv) above), vehicle services, health and medical services, labour services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services). The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided.

(x) Unicom Group is the registered proprietor of the “Unicom” trademark in English and the trademark bearing the “Unicom” logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark licence agreement between Unicom Group and the Group, the Group has been granted the right to use these trademarks on a royalty free and renewal basis.

(xi) Finance Company has agreed to provide financial services to Unicom Group and its subsidiaries, including deposit services, lending and other credit services, and other financial services.

For the lending services from Finance Company to Unicom Group and its subsidiaries, the interest rate will follow the interest rate standard promulgated by the PBOC, and will be no less than the minimum interest rate offered to other clients for the same type of loan, and the applicable interest rate offered to Unicom Group by the general commercial banks in PRC for the same type of loan.

ANNUAL REPORT 2020 179

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

45. MATERIAL RELATED PARTY TRANSACTIONS (Continued)

45.1 Connected transactions with Unicom Group and its subsidiaries (Continued)    (b) Amounts due from and to Unicom Group and its subsidiaries

Amount due from Unicom Group as at 31 December 2020 included loans from Finance Company to Unicom Group and its subsidiaries of RMB10,500 million in total with respective floating interest rate of Loan Prime Rate (“LPR”) published by the National Interbank Funding Center (NIFC) (2019: RMB7,704 million with respective floating interest rate at 90% to 110% of the benchmark interest rate published by the PBOC).

Apart from the above and as disclosed in Note 45.3 below, amounts due from and to Unicom Group and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group and its subsidiaries as described in (a) above.

45.2 Related party transactions with Tower Company    (a) Related Party transactions

(i) Sale of Tower Assets to Tower Company

On 14 October 2015, CUCL and Unicom Horizon Mobile Communications Company Limited (a wholly-owned subsidiary of CUCL and an indirectly wholly-owned subsidiary of the Company) entered into a transfer agreement (the “Transfer Agreement”), amongst China Mobile Communications Company Limited and its related subsidiaries (“China Mobile”), China Telecom, China Reform Holdings Corporation Limited (“CRHC”) and Tower Company. Pursuant to the Transfer Agreement, the Group, China Mobile and China Telecom sold certain of their telecommunications towers and related assets (the “Tower Assets”) to Tower Company in exchange for shares issued by Tower Company and cash consideration. In addition, CRHC made a cash subscription for shares of Tower Company.

The Tower Assets Disposal was completed on 31 October 2015 (“Completion Date”). The final consideration amount for the Tower Assets Disposal attributed to the Group was determined as RMB54,658 million. Tower Company issued 33,335,836,822 shares (“Consideration Shares”) to CUCL at an issue price of RMB1.00 per share and the balance of the consideration of approximately RMB21,322 million payable in cash (“Cash Consideration”). The outstanding Cash Consideration and related VAT carries interest at 3.92% per annum. The first tranche Cash Consideration, remaining Cash Consideration and related VAT of RMB3,000 million, RMB18,322 million and RMB382 million payable by Tower Company were settled in February 2016, December 2017 and June 2019, respectively.

(ii) Lease of the Tower Assets and other related services

On 8 July 2016, CUCL and Tower Company entered into a framework agreement to confirm the pricing and related arrangements in relation to the usage of certain telecommunications towers and related assets (the “Agreement”). The Agreement finalised terms including assets categories, pricing basis for usage charges, and relevant service period etc. Provincial service agreements and detailed lease confirmation for specified towers have been signed subsequently.

On 31 January 2018, after further arm-length negotiations and discussions, CUCL and Tower Company agreed on certain supplementary provisions based on the Agreement dated 8 July 2016, which mainly relate to a reduction in cost-plus margin of Tower Company which forms the benchmark for pricing and an increase in co-tenancy discount rates offered to the Group regarding towers under co-sharing arrangements. The new terms apply to the leased tower portfolio as confirmed by both parties are effective from 1 January 2018 for a period of five years.

180 CHINA UNICOM (HONG KONG) LIMITED

45. MATERIAL RELATED PARTY TRANSACTIONS (Continued)

45.2 Related party transactions with Tower Company (Continued)

(a) Related Party transactions (Continued)

(ii) Lease of the Tower Assets and other related services (Continued)

The Group has initially applied IFRS/HKFRS 16 as from 1 January 2019. Based on IFRS/HKFRS 16, the minimum amount of lease payments payable by the Group under the terms of the arrangement in connection with its use of telecommunications towers and related assets had resulted in recognition of a lease liability with the balance of RMB17,837 million (2019: RMB22,076 million), and a right-of-use asset with the balance of RMB17,005 million (2019: RMB21,269 million) as of 31 December 2020. In addition, the Group recorded depreciation of right-of-use asset of RMB7,088 million (2019: RMB6,498 million), interest expense of RMB757 million (2019: RMB894 million), and variable lease payments and other related service charges of RMB11,246 million (2019: RMB10,492 million) in its consolidated statement of income for the year ended 31 December 2020.

The total amounts of lease payments and service charges incurred by the Group under the Agreement with Tower Company for the year ended 31 December 2020 were RMB19,023 million (2019: RMB17,652 million). The related payable balance to Tower Company included in the balance of amounts due to related parties as at 31 December 2020 was RMB3,893 million (2019: RMB2,745 million).

(iii) Income from engineering design and construction services

The Group provide engineering design and construction services, including system integration and engineering design services to Tower Company. Income for the year ended 31 December 2020 was RMB295 million (2019: RMB262 million).

Except as mentioned in 45.2(a)(i), amounts due from and to Tower Company are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Tower Company as described above.

45.3 Related party transactions with Unicom Group and its subsidiaries

(a) Related party transactions

	Note	2020	2019
Transactions with Unicom Group and its subsidiaries:			
Interest expenses on unsecured entrusted loan	(i)	132	132
Repayment of loan from a related party	(ii)	—	48
Net deposits by Unicom Group and its subsidiaries with Finance Company	(iii)	233	258
Interest expenses on the deposits in Finance Company	(iii)	74	64

(i) On 26 December 2018, the Group borrowed an unsecured entrusted loan from A Share Company of RMB3,042 million with a maturity period of 5 years and interest rate at 4.28% per annum.

ANNUAL REPORT 2020 181

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

45. MATERIAL RELATED PARTY TRANSACTIONS (Continued)

45.3 Related party transactions with Unicom Group and its subsidiaries (Continued)

(a) Related party transactions (Continued)

(ii) On 28 December 2018, the Group borrowed a loan from Unicom Group BVI of RMB48 million with a maturity period of 1 year, of which RMB46 million with a maturity period of 1 year and interest rate at 4.77% per annum and HKD2 million with a maturity period of 1 year and floating interest rate at 1 year HIBOR plus 1.11%, and the loan was fully repaid in January 2019.

(iii) Finance Company has agreed to provide financial services to Unicom Group and its subsidiaries. For the deposit services, the interest rate for deposits placed by Unicom Group and its subsidiaries will be no more than the maximum interest rate promulgated by the PBOC for the same type of deposit, the interest rate for the same type of deposit offered to other clients and the applicable interest rate offered by the general commercial banks in PRC for the same type of deposit.

(b) Amounts due to Unicom Group and its subsidiaries

Amount due to Unicom Group and its subsidiaries as at 31 December 2020 included a balance of deposits received by Finance Company from Unicom Group and its subsidiaries of RMB5,112 million with interest rates ranging from 0.42% to 2.75% per annum for saving and deposits of different terms (2019: RMB4,879 million with interest rates ranging from 0.42% to 2.75% per annum).

Amount due to Unicom Group and its subsidiaries as at 31 December 2020 and 2019 also included a balance of unsecured entrusted loan from A Share Company of approximately RMB3,042 million with a maturity period of 5 years and interest rate at 4.28% per annum.

46. CONTINGENCIES AND COMMITMENTS

46.1 Capital commitments

As at 31 December 2020 and 2019, the Group had capital commitments, mainly in relation to the construction of telecommunications network, as follows:

	2020			2019
	Land and buildings	Equipment	Total	Total
Authorised and contracted for	2,582	23,500	26,082	23,874
Authorised but not contracted for	8,314	39,487	47,801	47,645
	10,896	62,987	73,883	71,519

46.2 Contingent liabilities

As at 31 December 2020, the Group had no material contingent liabilities and no material financial guarantees issued.

182 CHINA UNICOM (HONG KONG) LIMITED

47. COMPANY-LEVEL STATEMENT OF FINANCIAL POSITION

As at 31 December

2020 2019

ASSETS

Non-current assets

Property, plant and equipment 3 3 Investments in subsidiaries 237,426 237,426 Loan to a subsidiary 5,300 12,241 Right-of-use assets 10 31 Financial assets measured at fair value 1,672 3,125

244,411 252,826

Current assets

Current portion of loan to a subsidiary 6,492 —Amounts due from subsidiaries 215 230 Dividend receivable 15,617 15,804 Prepayments and other current assets 171 22 Cash and cash equivalents 989 796

23,484 16,852

Total assets 267,895 269,678

EQUITY

Equity attributable to equity shareholders of the Company

Share capital 254,056 254,056 Reserves (8,914) (7,461) Retained profits

— Proposed final dividend 5,018 4,529

— Others 17,575 17,492

Total equity 267,735 268,616

ANNUAL REPORT 2020 183

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

47. COMPANY-LEVEL STATEMENT OF FINANCIAL POSITION (Continued)

As at 31 December

2020 2019

LIABILITIES

Non-current liabilities

Lease liabilities — 10

— 10

Current liabilities

Lease liabilities 10 21 Accounts payable and accrued liabilities 89 90 Loan from a subsidiary 60 —Amount due to a subsidiary 1 —Taxes payable — 21 Dividend payable — 920

160 1,052

Total liabilities 160 1,062 Total equity and liabilities 267,895 269,678 Net current assets 23,324 15,800 Total assets less current liabilities 267,735 268,626 Approved and authorised for issue by the Board of Directors on 11 March 2021 and signed on behalf of the Board by:

Wang Xiaochu Zhu Kebing

Director Director

184 CHINA UNICOM (HONG KONG) LIMITED

48. NON-ADJUSTING EVENTS AFTER THE REPORTING PERIOD

Proposed dividend

After the statement of financial position date, the Board of Directors proposed a final dividend for 2020. For details, please refer to Note

32.

49. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 11 March 2021.

ANNUAL REPORT 2020 185

FINANCIAL SUMMARY

For the five-year ended 31 December 2020
(All amounts in RMB millions, except per share data)

Selected financial summary for 2016 to 2020, including selected consolidated statement of income data and consolidated statement of financial position data for 2016, 2017, 2018, 2019 and 2020 were prepared in accordance with IFRSs/HKFRSs.

RESULTS

Selected Statement of Income Data

	2020	2019	2018	2017	2016
Revenue	303,838	290,515	290,877	274,829	274,197
Interconnection charges	(10,574)	(11,513)	(12,579)	(12,617)	(12,739)
Depreciation and amortisation	(83,017)	(83,080)	(75,777)	(77,492)	(76,805)
Network, operation and support expenses	(46,286)	(43,236)	(55,077)	(54,507)	(51,167)
Employee benefit expenses	(55,740)	(50,516)	(48,143)	(42,471)	(36,907)
Costs of telecommunications products sold	(26,862)	(26,412)	(27,604)	(26,643)	(39,301)
Other operating expenses	(70,237)	(64,480)	(62,561)	(57,166)	(54,585)
Finance costs	(1,747)	(2,123)	(1,625)	(5,734)	(5,017)
Interest income	1,366	1,272	1,712	1,647	1,160
Share of net profit of associates	1,588	1,359	2,477	893	204
Share of net profit of joint ventures	787	646	598	574	153
Other income — net	2,911	1,735	783	1,280	1,591
Profit before income tax	16,027	14,167	13,081	2,593	784
Income tax expenses	(3,450)	(2,795)	(2,824)	(743)	(154)
Profit for the year	12,577	11,372	10,257	1,850	630
Profit attributable to:					
Equity shareholders of the Company	12,493	11,330	10,197	1,828	625
Non-controlling interests	84	42	60	22	5
Earnings per share for profit attributable to equity shareholders of the Company:					
— basic (RMB)	0.41	0.37	0.33	0.07	0.03
— diluted (RMB)	0.41	0.37	0.33	0.07	0.03

186 CHINA UNICOM (HONG KONG) LIMITED

RESULTS (Continued)

Selected Statement of Financial Position Data

2020 2019 2018 2017 2016

Property, plant and equipment 364,187 367,401 384,475 416,596 451,115 Right-of-use assets 37,960 43,073 — — —Financial assets measured at fair value 27,682 4,093 4,673 4,446 4,449 Current assets 108,636 83,595 75,909 76,722 82,218 Accounts receivable 16,287 17,233 14,433 13,964 13,622 Cash and cash equivalents 23,085 34,945 30,060 32,836 23,633 Total assets 580,616 562,499 540,320 571,983 614,154 Lease liabilities (non-current portion) 16,458 21,535 — — —Current liabilities 222,028 205,190 214,910 242,622 342,655 Accounts payable and accrued liabilities 134,437 117,525 122,458 125,211 143,156 Short-term bank loans 740 5,564 15,085 22,500 76,994 Lease liabilities (current portion) 11,503 10,790 — — —Commercial papers 7,000 8,995 — 8,991 35,958 Current portion of promissory notes — — — 17,960 18,976 Current portion of corporate bonds 1,000 — 16,994 — 2,000 Current portion of long-term bank loans 418 437 441 410 161 Long-term bank loans 2,482 2,869 3,173 3,473 4,495 Promissory notes 998 998 — — 17,906 Corporate bonds 1,999 2,998 999 17,981 17,970 Total liabilities 253,096 241,744 226,034 267,636 386,472 Total    equity 327,520 320,755 314,286 304,347 227,682

ANNUAL REPORT 2020 187

CORPORATE INFORMATION

BOARD OF DIRECTORS (As at 11 March 2021)

Executive Directors

Wang Xiaochu Executive Director, Chairman and Chief Executive Officer Chen Zhongyue Executive Director and President Li Fushen Executive Director Zhu Kebing Executive Director and Chief Financial Officer Fan Yunjun Executive Director and Senior Vice President

Independent Non-Executive Directors

Cheung Wing Lam Linus Wong Wai Ming Chung Shui Ming Timpson Law Fan Chiu Fun Fanny

Audit Committee

Wong Wai Ming (Chairman) Cheung Wing Lam Linus Chung Shui Ming Timpson Law Fan Chiu Fun Fanny

Remuneration Committee

Cheung Wing Lam Linus (Chairman) Wong Wai Ming Chung Shui Ming Timpson

Nomination Committee

Chung Shui Ming Timpson (Chairman) Wang Xiaochu Law Fan Chiu Fun Fanny

QUALIFIED ACCOUNTANT AND COMPANY SECRETARY

Yung Shun Loy Jacky

AUDITOR

KPMG

Public Interest Entity Auditor registered in accordance with the Financial Reporting Council Ordinance

LEGAL ADVISORS

Freshfields Bruckhaus Deringer Sullivan & Cromwell LLP

REGISTERED OFFICE

75th Floor,

The Center, 99 Queen’s Road Central, Hong Kong Tel: (852) 2126 2018

MAJOR SUBSIDIARY

China United Network Communications Corporation Limited No. 21 Financial Street, Xicheng District, Beijing 100033, P.R.C.

Tel: (86) 10 6625 9550

SHARE REGISTRAR

Hong Kong Registrars Limited Shops 1712-1716, 17th Floor, Hopewell Centre 183 Queen’s Road East, Wanchai, Hong Kong Tel: (852) 2862 8555 Fax: (852) 2865 0990

Email: hkinfo@computershare.com.hk

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY

The Bank of New York Mellon BNY Mellon Shareowner Services P.O. Box 505000, Louisville, KY 40233-5000 Tel: 1-888-269-2377 (toll free in USA)

1-201-680-6825 (international)

Email: shrrelations@cpushareownerservices.com

PUBLICATIONS

Under the United States securities law, the Company is required to file an annual report on Form 20-F with the United States Securities and Exchange Commission by 30 April 2021. Copies of the annual report as well as the U.S. annual report on Form 20-F, once filed, will be available at: Hong Kong China Unicom (Hong Kong) Limited 75th Floor, The Center,

99 Queen’s Road Central, Hong Kong United States The Bank of New York Mellon 240 Greenwich Street, New York, NY 10286, USA

STOCK CODE

Hong Kong Stock Exchange: 762 New York Stock Exchange: CHU

COMPANY WEBSITE

www.chinaunicom.com.hk

Corporate Culture

OUR VISION

Be a Creator of Smart Living

Trusted by Customers

OUR MISSION

Connect the World to Innovate and

Share a Good Smart Living

OUR CORE VALUES

Customer-oriented

Team Collaboration

Open and Innovation

Committed to Excellence

CHINA UNICOM (HONG KONG) LIMITED

75th Floor, The Center, 99 Queen’s Road Central, HongKong Tel: (852) 2126 2018 Fax: (852) 2126 2016

WWW.chinaunicom.com.hk

Concept and Design: Coolgrey Design Workshop Limited

Printing and Production: Cre8 (Greater China) Ltd.